CRM Holdings, Ltd.



Annual Report 2007

CRM
HOLDINGS,
L T D

We are constantly looking **beyond today**..
and **continuing to evolve** in ways that ensure our success



fo



confidence



memorable

solutions



belief



measurable

2007 was a year of outstanding accomplishment. Management effectively steered the entire CRM team towards growth and solid performance in the midst of another year of challenge and change. Earnings per share increased 41% and return on average equity was 21%, even greater than last year's 19%. Equally important has been the development of the business as a whole. At the end of 2007, CRM was a more diversified and stronger business. Our strategic position continues to grow. Our people are offering CRM's ever-growing capabilities to our broker network with heightened enthusiasm and pride, and we are confidently presenting new opportunities across a greater range of products and markets.

WE CONTINUE TO FOCUS ON EXECUTION AND EFFICIENCY. The acquisition of Majestic Insurance in late 2006 was a milestone endeavor with great promise for 2007. As such, we began the New Year with a focus on integrating Majestic business into CRM, while successfully managing our self-insured groups and reinsurance operations. As the year progressed, it was clear that the market for the self-insured group product in New York was becoming increasingly difficult. And while the California market remained exciting, rates were still soft and the environment competitive. We knew expansion was essential, but costs would need to remain in line with the best in the industry – never an easy combination to execute. Still, the year progressed with a continued eye to the future, never losing sight of our long-term goals.

I am very pleased to say that as I look back from where we stand today, 2007 was a great year. Majestic has become a vital and vibrant part of the CRM group. Majestic contributed $71 million of primary insurance revenues to the group from its home market in California, competing successfully while writing prudent risk at fair prices. It also contributed $20 million from states outside California, including $16 million from the entirely new markets of New York, where it began writing business only in October, and New Jersey. As a result, CRM now has a primary insurance business that is admitted in seventeen states, has a significant presence on the East and West coasts, and a business that contributed $16 million of the group's $29 million of income before taxes.

Our larger combined book of reinsurance needs has allowed us to negotiate superior arrangements in the reinsurance market. The result has been the ability to reinsure greater excess layers this year for less than we were paying for the smaller layers in 2006, thus reducing our risk and increasing our profitability in the layers we retain. This has been a significant benefit to Twin Bridges, our Bermuda-based reinsurance arm. Twin Bridges had another good year, contributing $16 million to our pre-tax profits before corporate and other overhead, compared to $13 million last year. Its reinsurance from self-insured groups in New York has been declining, but it has begun writing policies for non-affiliated third parties to increase and diversify its book.



Our self-insured business remains very important to us. It represents the origins of CRM. CRM's ability to add hands-on client service, including claims management and safety monitoring, are the reasons why we are able to differentiate ourselves in a market that so often provides a commodity service. At times when that commodity is cheap, it is harder for our brokers to justify the higher price higher service model to their clients. However, that high service niche is still appreciated by those who value risk management, and recognize that a tangible link exists between the benefits to their overall revenues from good safety practice and reduced lost time through accidents, and the modest cost of the services CRM's fee-based practice provides. We are in this business for the long term, but it did lose money for us this year. Despite increasing our group membership count to 422 in California, this 5% increase was not enough to combat declining rates. The New York market had a 20.5% rate decline imposed by the regulator in October. Our $3 million loss before corporate and other overhead represented an $8 million turnaround for the fee-based business from the $5 million of profit it made last year. Regretfully, yet prudently, we have had to recognize that our cost structure does not serve us well with the current level of fee-based work we have, especially in New York where the self-insured group market has declined. Reducing headcount is never easy, and I appreciate the efforts of those who have left us, and those who remain who have done a great job of staying focused on providing excellent service to our clients and our brokers.

CRM's ability to add **hands-on client service**, including claims management and safety monitoring, are the reasons why we are able to **differentiate ourselves** in a market that so often provides a commodity service.



Financially, we remain in excellent shape overall after a very good performance for the year. Earnings per share were $1.24 compared to $0.88 last year. This number contained what we think are practical reserve releases and the favorable effect from the novation of policies to us from a previous US carrier. Even without these effects, earnings per share would have been $0.94 cents, a 7% increase. The combined ratios at Majestic and Twin Bridges were 90.9% and 48.2% respectively, both improvements over the prior year. Our profitability has increased our book value per diluted share to $6.59 from $5.15 in the prior year, an increase of 28%. Our investment portfolio has no sub-prime loan exposure, we have no structured investments of any kind and our portfolio of municipal bonds would still be rated Aa, even without monoline credit insurance.

Our Future

The insurance markets continue along in the soft phase of the rate cycle. The California market continues to show lower rates, although the speed at which rates are declining has slowed somewhat. The New York market is following the 20.5% rate decline ordered by the regulator, and we simply don't know if further cuts will be ordered during 2008. The good news in both states is that there is an underlying reason for lower rates, namely lower claims experience. We therefore feel that we are in an excellent position to be able to write new primary business on terms that are prudent, even at these lower rate levels.

Regardless of the phase of the rate cycle, the team at CRM has shown its ability to take its future into its own hands: to offer our brokers the best service in the industry; to stay focused on serving the industries we know; to offer products we understand; and to be disciplined in the risks we underwrite. This will be our continued vision for 2008. We have a very strong base from which to operate and our strategy will be to reach out into a number of new geographies where we do not write business currently, for example Florida, where we are already filed and approved and have thirty broker relationships in place. We also plan to expand our product offering; adding one or two products such as surety guarantees on a selective basis. We also expect to add business in California, where our broker network was strengthened with the merge of CRM and Majestic; and in New York and New Jersey, where we now have a network of over 100 handpicked brokers working with us. We anticipate selective acquisitions and will pursue strategic alliances. Certainly our fee-based service infrastructure has the ability to handle more business, and we can grow market presence through acquisition more quickly than by organic growth.

In closing, I would like to once again thank all of our employees and the Board of Directors, who have been vital to the success we have achieved this past year. I would also like to thank all of the shareholders who have remained loyal and have shared our long-term vision for CRM, even when it seems that every turn of the market has added another hurdle to reach our goals. In truth, we are in a strong, strategic position to realize our short-term and long-term goals. I look forward to reporting more achievements and milestones as 2008 progresses.

Respectfully,

Daniel G. Hickey, Jr.

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER



The team at CRM has shown its ability to take its future into its own hands: to offer our brokers the best service in the industry; to stay focused on serving the industries we know; to offer products we understand; and to be disciplined in the risks we underwrite. This will be our continued vision for 2008.

belief



innovation



growth



certainty


partnership

mighty





UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32705

CRM Holdings, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
PO Box HM 2062, Hamilton HM HX Bermuda	**Not Applicable**
(Address of principal executive offices)	*(Zip Code)*

(441) 295-6689

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $91,877,617 based on the closing sale price as reported on the National Association of Securities Dealers Automated Quotation System National Market System.

The number of shares of the registrant's common shares outstanding as of March 5, 2008 was 15,962,776.

INCORPORATION BY REFERENCE

Portions of the proxy statement for the registrant's annual meeting of shareholders to be held on May 7, 2008, to be filed subsequently with the Securities and Exchange Commission pursuant to Regulation 14A, are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION

In this report, we use the terms "Company," "we," "us" or "our" to refer to CRM Holdings, Ltd. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context otherwise requires. All references in this report to our entity names are set forth in the following table, unless otherwise indicated or unless the context otherwise requires:

Reference	Entity's Legal Name
CRM Holdings	CRM Holdings, Ltd.
Twin Bridges	Twin Bridges (Bermuda) Ltd.
CRM USA Holdings	CRM USA Holdings Inc.
CRM	Collectively: Compensation Risk Managers, LLC; Compensation Risk Managers of California, LLC; and Eimar, LLC
Embarcadero	Collectively: Embarcadero Insurance Holdings, Inc.; Majestic Insurance Company; Great Western Insurance Services, Inc.; and Redhorse Insurance Company, Ltd.
Majestic	Majestic Insurance Company

References to our common shares include our non-voting Class B shares, unless the context indicates otherwise. All amounts in this report are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, except as otherwise indicated.

FORWARD LOOKING STATEMENTS

This document contains forward looking statements, which include, without limitation, statements about our plans, strategies and prospects. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve such plans, intentions or expectations.

The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying our forward-looking statements:

- the cyclical nature of the insurance and reinsurance industry;
- premium rates;
- investment results;
- legislative and regulatory changes;
- the estimation of loss reserves and loss reserve development;
- reinsurance may be unavailable on acceptable terms, and we may be unable to collect reinsurance;
- the occurrence and effects of wars and acts of terrorism;
- the effects of competition;
- failure to retain key personnel;
- economic downturns; and
- natural disasters.

You should carefully read this report, the documents that we reference in this report and have filed as exhibits, together with all other documents we have filed with the SEC, with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements. We undertake no obligation to update any of the forward looking statements after the date of this report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

PART I

ITEM 1. *BUSINESS*

Overview

We are a provider of workers' compensation insurance products. Our main business activities include underwriting primary workers' compensation policies, underwriting workers' compensation reinsurance and excess insurance policies, and providing fee-based management and other services to self-insured entities. We provide primary workers' compensation insurance to employers in California, Arizona, Florida, Nevada, New Jersey, New York, and other states. We reinsure some of the primary business we underwrite and provide excess workers' compensation coverage for self-insured organizations. Finally, we provide fee-based management services to self-insured groups in California and New York.

CRM Holdings is a holding company formed in September 2005 under the laws of Bermuda. We provide primary workers' compensation insurance products through Majestic, which was incorporated in California in 1980. We provide reinsurance products through Twin Bridges, which was formed as a Class 3 exempted insurance company under the laws of Bermuda in 2003. We provide fee-based management services through CRM, which began operations in New York in 1999 and expanded to California in 2003. CRM USA Holdings is the holding company for our U.S. operations and was incorporated in Delaware in December 2005. Embarcadero is the holding company for Majestic and was formed in 1986 under the laws of California.

We completed our initial public offering in December 2005. In the offering, we sold 6,000,000 shares of common shares and raised $68.7 million, net of underwriting and offering expenses of $9.3 million. We contributed $47 million of the IPO proceeds to Twin Bridges to support the growth of our reinsurance business and $6.5 million to CRM to repay the entire amount outstanding under a credit facility and for general working capital. CRM Holdings' common shares are listed on the Nasdaq Global Select Market under the symbol CRMH. In February 2007, we completed a public offering of 2,882,643 shares of common shares. All of these shares were offered by existing shareholders, and we did not receive any of the proceeds from this offering.

We report our business in four segments: (1) primary insurance; (2) reinsurance; (3) fee-based management services; and (4) corporate and other. Our primary insurance segment was added with the acquisition of Embarcadero on November 14, 2006. By segment revenues, income before taxes and total assets for the last three fiscal years are described in Item 8 — Financial Statements and Supplementary Data — Note 21 — Business Segments.

Industry Background

Workers' compensation is a statutory system under which an employer is required to pay for its employees' costs of medical care and other statutorily prescribed benefits for work-related injuries or illnesses. Most employers comply with this requirement by purchasing workers' compensation insurance. The principal concept underlying workers' compensation laws is that employees injured in the course of their employment have only the legal remedies available under those laws and do not have any other claims against their employers. Generally, workers are covered for injuries that occur in the course and within the scope of their employment. The employers' obligation to compensate injured workers does not depend on any negligence or wrongdoing of the employer and exists even for injuries that result from the negligence or wrongdoing of others, including the injured employee. The benefits payable and the duration of such benefits are set by statute and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee.

Workers' compensation insurance policies obligate the carrier to pay benefits that the insured employer may become obligated to pay under applicable workers' compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment, and specifies the options in selecting healthcare providers available to the injured employee or the employer.

State laws generally require two types of benefits for injured employees: medical benefits and indemnity payments. Medical benefits include expenses related to diagnosis and treatment of the injury and any required rehabilitation. Indemnity payments consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill this mandated financial obligation, employers may purchase workers' compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance group (an entity that allows employers to obtain workers' compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund) or, if permitted by their state, may self-insure, thereby retaining all risk.

Primary Insurance Segment

Overview

Our primary insurance segment includes the underwriting of workers' compensation insurance products offered through Majestic, our California domiciled insurance company. We offer primary workers' compensation insurance through independent insurance brokers and agents to various size businesses and excess and frequency coverage policies to self-insured entities. We acquired Majestic in November 2006. Before the acquisition, Majestic also provided coverage under the United States Longshore and Harbor Workers' Compensation Act ("USL&H Act"), although we have since decided to no longer offer this type of coverage. We believe that Majestic's experience in underwriting complex risks allows it to target potential accounts with attractive premiums relative to exposure, good employee relations and effective risk management policies.

Majestic is currently rated "A−" (Excellent) by A.M. Best Company, Inc., or A.M. Best. This rating was upgraded from "B++" (Very Good) following our acquisition of Majestic, and the upgraded rating has provided us with the ability to bid on business that had previously been unavailable to Majestic due to minimum rating requirements by some employers and brokers.

Our long-term strategy in the primary workers' compensation segment is to attract policyholders requiring quality services based on adequate premium rates for the exposure. During periods of intense competition or other adverse industry conditions, Majestic's premium revenue may be reduced as employers buy elsewhere because we adhere to a long-standing operating principle that we will not compromise the adequacy of our premium rates in order to achieve revenue or market share objectives. Our value proposition is that our services, including our claims handlings and loss control, over the long-run, provide employers the opportunity to reduce their experience modification factor and thereby, their long-term workers' compensation costs.

Majestic seeks to underwrite better than average risks in a diversity of classifications which have been in business no less than three years. While not limited to a specific list of classification codes, Majestic focuses on contractors, transportation, healthcare, wholesale and retail, manufacturing, auto dealers, hospitality, physicians and dentists, colleges and universities, banks and other classes on a case by case basis. As of December 31, 2007, Majestic had more than 1,094 policyholders with an average annual workers' compensation policy premium of $122 thousand. As of December 31, 2007 and 2006, our ten largest policyholders accounted for 22% and 18%, respectively, of our gross premiums. Our policy renewal rate on voluntary business that we elected to quote for renewal was 83% and 73% in 2007 and 2006, respectively.

Majestic is licensed to write workers' compensation insurance in 16 states: Alaska, Arizona, California, Florida, Hawaii, Idaho, Illinois, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Utah, Virginia and Washington. During 2007, we wrote workers' compensation insurance in 10 states. Prior to our acquisition, Majestic issued policies primarily to businesses located in California. After our acquisition, however, we expanded Majestic's coverage to include excess and frequency coverage to self-insured groups beginning in January 2007, New Jersey for primary workers' compensation policies beginning in April 2007, and New York and Florida for primary workers' compensation policies beginning in October 2007. The following table sets forth Majestic's direct premiums written by state and as a percentage of total direct written premiums for the last two fiscal years, as Majestic was not included in our results of operations prior to our November 2006 acquisition:

	Year Ended December 31,			
	2007		2006	
	(Dollars in thousands)			
California	$106,153	64%	$61,269	92%
New York	48,617	29%	—	0%
New Jersey	6,464	4%	—	0%
Arizona	1,733	1%	435	1%
Alaska	885	1%	1,664	2%
Nevada	554	0%	124	0%
Washington	1,130	1%	3,108	5%
Others	127	0%	(15)	0%
Total	$165,663	100%	66,585	100%

On June 28, 2007, we consummated an agreement with NY Marine & General Insurance Company, which we refer to in this annual report as the "Novation Agreement." Under the terms of the Novation Agreement, Majestic was substituted as the insurance company for almost all of the excess policies previously issued by NY Marine & General to certain of the self-insured groups we manage. NY Marine & General transferred and assigned to Majestic all of its respective rights, duties and obligations under the excess workers' compensation policies issued to certain of our self-insured groups during the policy years 2003 through 2006. In connection with this, NY Marine & General also transferred and assigned its rights, duties and obligations to Majestic under two quota share reinsurance agreements between NY Marine & General and Twin Bridges, which are discussed below under the heading "Business — Primary Insurance Segment — Reinsurance — Quota Share Reinsurance."

Production of Business

We sell our primary workers' compensation insurance solutions through independent agents and brokers. Majestic currently maintains a marketing presence in California, New Jersey, New York, Arizona, Nevada, Washington and Florida and policies are currently placed through approximately 184 independent agents and brokers. In evaluating Majestic's agent and broker relationships, we give strong consideration to the business segments in which an agent or broker operates and we are careful to limit the geographic overlap of our agents and brokers. We also monitor premium and account loss activity on a monthly basis and conduct an annual review of all of our brokers on the basis of production and loss results. We compensate these independent agents and brokers by paying a commission based on the premium collected from the policyholder. Our independent agents and brokers do not have the authority to underwrite or bind coverage. Majestic's ten largest independent agents and brokers produced approximately 38% and 49% of its premiums in-force as of December 31, 2007 and 2006, respectively.

Underwriting and Pricing

Our underwriting strategy for primary workers' compensation insurance is to underwrite individual risks as opposed to focusing on a specific group of industries. We seek to identify businesses with, among other things, above average wage and benefit levels, below average employee turnover, low claims frequency and existing loss control and return-to-work programs.

Majestic offer four types of workers' compensation insurance products and services:

Guaranteed Cost Plans. These plans are fixed-cost insurance products in which the policy's premium charges do not vary as a result of the loss experience of the insured. Premiums are developed by: (1) applying the applicable industry rate to the policyholder's aggregate payroll; (2) adjusting for the historical modification factor applicable to the policyholder; (3) making further adjustments based on the policyholder's loss history; and (4) adjusting for our premium/discount factors based on considerations such as the insured's safety record, length of time in business and other underwriting metrics.

Risk-Sharing Products. Majestic's risk-sharing products generally consist of retrospective rate plans and large deductible plans. With retrospective rate plans, our premiums are adjusted based upon the actual loss experience of the policyholder during the policy period. The policyholder will receive returned premium if the actual loss experience is lower than expected or pay additional premium if the actual loss experience is higher than expected, subject to minimum and maximum premium. With respect to large deductible plans, we provide claims handling, risk control and other administrative services; however, we only pay policyholder claims in excess of a deductible. The deductible level is typically intended to cover a large majority of estimated losses.

Loss Mitigation Program. This program is subscribed for by a policyholder in conjunction with its workers' compensation coverage. The program, which we refer to as the "HealthCare Organizational Plan," is designed to provide employers with better control of workers' compensation losses while ensuring long-term quality treatment. The plan is designed to return injured workers to work faster, close claims sooner and reduce associated litigation.

Excess and Frequency Coverage. Self-insured groups and entities are generally required to purchase excess and frequency workers' compensation coverage from U.S. admitted insurers. This "excess coverage" insures the self-insured group or entities for claims that exceed a minimum level of retention. The self-insured groups or entities also purchases coverage to insure against the risk that a large number of claims will occur and result in losses that are each less than retention level but in the aggregate result in such losses that could exhaust their resources. This "frequency coverage" is triggered in the event that the aggregate amount of losses and loss adjustment expenses during the coverage period exceeds a percentage of the premiums paid to the groups by their members. If triggered, the frequency coverage will insure up to a specified amount of losses and loss adjustment expenses of the group during the coverage period.

Risk Assessment and Loss Control Services

We place a strong emphasis on our loss control function as an integral part of the underwriting process as well as a competitive differentiator. Majestic's loss control department delivers risk level evaluations to our underwriters with respect to the degree of an employer's management commitment to safety and acts as a resource for our customers to support the promotion of a safe workplace. We believe that this experience benefits us by allowing us to serve our customers more efficiently and effectively. Our loss control staff evaluates each prospective customer's safety program elements and key loss control measures, supported with explanations in an internal report to the appropriate underwriter. Our loss control staff develops detailed policyholder service plans outlining corrective actions needed to address potentially hazardous conditions or safety program deficiencies and proactively monitors policyholder actions to ensure compliance.

Claims Management

Our claims management services involve the administration and management of a claim from the time it is brought to our attention until the claim is finally settled. We have established procedures to record reported insurance claims, regardless of size, in a claims database upon receipt of notice of the claim. We attempt to make contact with the injured worker, treating physician and employer within 24 hours after receiving a claim. This focus on timely reporting and follow-up allows us to mitigate claims and loss adjustment expenses and identify potential fraud. Majestic periodically updates its database for any developments affecting a claim.

Reserves for Losses and Loss Adjustment Expenses

We record reserves for losses and loss adjustment expenses ("loss reserves") under insurance policies that Majestic writes. These loss reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for claims that have occurred at or before the balance sheet date and reported to us or incurred but not yet reported to us. Loss reserves are required under applicable insurance laws and regulations and GAAP.

Loss reserves do not represent an exact calculation of liability, but instead represent management's best estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. Reserves for losses and loss adjustment expenses are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which is referred to as severity trends, including the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process. In addition, there may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. The time period between the occurrence date and payment date of a loss is referred to as the "claim-tail." Workers' compensation claims are generally considered to have long claim-tails, occasionally extending for decades, which adds greater uncertainty to determining the ultimate liability.

Loss reserves fall into two categories: (1) "case reserves" and (2) reserves for "incurred-but-not-reported." When losses are reported to us, Majestic establishes, individually, a "case reserve" for the estimated amount of its ultimate settlement and its estimated loss adjustment expenses. Case reserves are established for reported losses and loss adjustment expenses associated with a specific reported insured claim They are established based upon the amount of claims reported and may subsequently be supplemented or reduced, as Majestic's claims department deems necessary. In addition to our case reserves, at the end of any financial reporting period, there are a number of claims that have not yet been reported but will arise out of accidents that have already occurred. These are referred to in the insurance industry as "incurred-but-not-reported," or IBNR. We rely upon actuarial estimates to establish our IBNR reserves for loss amounts, including expected development of reported claims. These IBNR reserves include estimated loss adjustment expenses. Our actuaries calculate IBNR reserves by using generally accepted actuarial techniques, relying on the most recent information available, including pricing information, industry information and our historical losses and expenses and revise these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.

Our actuaries produce a point estimate for Majestic's loss reserves using the results of various methods of estimation. Majestic's actuaries prepare reserve estimates using Majestic's own historical claims data and based upon many of the common actuarial methodologies for estimating loss reserves, such as paid development methods, incurred development methods, Bornheutter-Ferguson indications and claim count methods. Majestic's actuaries use these actuarial methods to determine reserve estimates for each accident year. The actuarial point estimate is based on a selection of the results of these various methods depending upon the age of the occurrence, the geographic state of the injury and the line of business (primary workers' compensation versus USL&H). Majestic's actuaries have historically assigned a 5% materiality factor below the point estimate and a 10% materiality factor above the point estimate. If Majestic's reserves as reflected on its balance sheet are within this range, we consider the estimates to be reasonable.

In order to refine our loss reserve estimates, we analyze Majestic's claims data using actuarially acceptable methods of predicting future liabilities based upon historical results. In doing so, we rely on the analysis of our more than 54 thousand claims in our 21-year history. These methods look at historical paid losses at various points in time, claim counts and average costs of incurred losses, counts and average values of unpaid losses, as well as variations of such techniques. Estimates of ultimate claims liability for each accident year are derived using such techniques and Majestic adjusts the ultimate estimated claims liability for prior accident years during the year, only to the extent that there is enough overall evidence that a material change has occurred that would result in a material change in its prior year-end estimate of ultimate claims liability.

In addition, for the most current accident year, Majestic uses a loss ratio method that starts with the projected loss ratios for the prior accident year, adjusted for projected wage inflation, loss cost inflation, and pricing adjustments. This adjusted loss ratio is applied to the earned premium for the current accident year to derive the ultimate estimated claims liability for the current accident year which becomes one of the components of the overall estimated claims liability reflected on our balance sheet. Majestic's estimate of the ultimate claims liability for the current accident year is reviewed quarterly and is adjusted throughout the current year. Additional factors that influence the incurred losses and loss adjustment expenses for a given period include the number of exposures covered in the current year, trends in the frequency and severity of claims, or changes in the cost of adjusting claims.

Although many factors influence the actual cost of claims and the corresponding unpaid losses and loss adjustment expenses estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly. This is the case for the impact on claim costs due to economic inflation, coverage interpretations and jury determinations. In most instances, we rely on historical experience or industry information to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expenses analysis. We assume that the historical effect of these unmeasured factors, which is embedded in Majestic's experience or industry experience, is representative of future effects of these factors. In the event that Majestic has reason to expect a change in the effect of one of these factors, we perform analyses to quantify the necessary adjustments. It is important to note that actual claim costs will vary from our estimate of ultimate claim costs, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated.

Using techniques similar to those described above, we also estimate reductions in Majestic's claims liabilities as a result of reinsurance receivables and amounts recoverable through subrogation. Majestic's reinsurance program, in particular, significantly influences the level of net retained losses. Under Majestic's reinsurance program, the reinsurers assume a portion of the loss and loss adjustment expenses incurred in excess of certain loss thresholds or share on a proportional basis in certain losses. Receivables from reinsurers are a function of estimated loss reserves and are therefore subject to similar uncertainties. In addition, reinsurance recoverables may ultimately prove to be uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts do not relieve Majestic of its obligations to its policyholders.

Our best estimate of our ultimate liability for Majestic's total unpaid losses and loss adjustment expenses as of December 31, 2007, net of reinsurance receivables and subrogation recoveries, was $134.9 million. This amount is expected to cover all future losses and loss adjustment expense payments for all claims that are known by Majestic as of December 31, 2007, as well as claims where the injury has occurred but the claim has not been reported. As of December 31, 2007, Majestic had 3,723 open claims. Majestic's reserve for losses and loss adjustment expenses (gross and net), as well as our case and IBNR reserves, as of December 31, 2007 and 2006, respectively, are shown below. The 2007 figures are shown net of elimination of intercompany loss reserves and reinsurance recoverables of $291 thousand and $18.2 million.

	As of and for the Year Ended December 31,	
	2007	2006
	(In thousands)	
Case reserves	$ 86,813	$ 77,639
IBNR	66,720	49,739
Loss adjustment expenses	21,840	20,658
Fair value adjustment of loss reserves	(4,964)	(6,156)
Gross unpaid losses and loss adjustment expenses	170,409	141,880
Reinsurance recoverables on unpaid losses and loss adjustment expenses, gross	(42,727)	(35,774)
Fair value adjustment of reinsurance recoverables	7,240	6,861
Net unpaid losses and loss adjustment expenses	$134,922	$112,967

As discussed above, there is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. To the extent that these estimates prove to be inadequate, we will experience unexpected increases in the unpaid losses and loss adjustment expenses and a corresponding reduction in income in future periods. To the extent these estimates are overstated, we will have redundant unpaid losses and loss adjustment expense amounts resulting in additional income in future periods. It is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.

There are a number of variables that can impact the adequacy of Majestic's reserves for losses and loss adjustment expenses, including trends in the frequency and severity of claims, changes in the legal environment, claim inflation, the cost of claim settlements, and legislative reforms. While the actuarial methods employed factor in amounts for these circumstances, they may prove to be inadequate. For example, there may be a number of claims where the unpaid loss and loss adjustment expenses associated with future medical treatment proves to be inadequate because the injured worker does not respond to medical treatment as expected by the claims examiner. Another example is claim inflation, which can result from medical cost inflation or wage inflation. The actuarial methods employed include an amount for claim inflation based on historical experience. To the extent that the historical factors, and the actuarial methods utilized, are inadequate to recognize future inflationary trends, Majestic's reserve for losses and loss adjustment expenses may be inadequate. The amount of any such inadequacy would depend on the mix of medical and indemnity payments and the length of time until the claims are paid.

Reconciliation of Loss Reserves. The following table provides a reconciliation of Majestic's beginning and ending reserve balances, net-of-reinsurance receivables, for the years ended December 31, 2007, 2006 and 2005, to the gross-of-reinsurance amounts reported in Majestic's balance sheets as of December 31, 2007, 2006 and 2005, including the 2007 elimination of intercompany loss reserves and reinsurance recoverables of $291 thousand and $18.2 million, respectively,

	As of and for the Year Ended December 31,		
	2007	2006(1)	2005(1)
		(In thousands)	
Gross balance at January 1	$141,880	$140,583	$142,250
Less reinsurance recoverable	(28,913)	(35,588)	(43,931)
Net balance at January 1	112,967	104,995	93,319
Fair value adjustment of loss reserves	1,192	(6,156)	—
Fair value adjustment of reinsurance recoverable	379	6,861	—
Total fair value adjustment	1,571	705	—
Incurred related to:			
Current year	61,915	48,160	44,039
Prior years	(6,521)	(6,551)	897
Total incurred	55,394	41,609	44,936
Paid related to:			
Current year	(11,036)	(8,773)	(7,533)
Prior years	(23,974)	(25,569)	(30,727)
Total paid	(35,010)	(34,342)	(38,260)
Net balance at December 31	134,922	112,967	104,995
Plus reinsurance recoverable	35,487	28,913	35,588
Gross balance — December 31	$170,409	$141,880	$140,583

(1) We acquired Majestic on November 14, 2006. The results in the table above as of December 31, 2005 and 2006 are not included in our consolidated results, except for the period from November 14, 2006 to December 31, 2006.

During 2007, Majestic benefited from a $5.0 million decrease in incurred losses and loss adjustment expenses relating to prior accident years. The favorable development was predominantly from accident year 2006, where reported indemnity claims and average cost per claim "developed" better than expected. As Majestic receives new information and updates in its assumptions over time regarding the ultimate liabilities, its loss reserves may prove to be inadequate to cover its actual losses or they may prove to exceed the ultimate amount of its actual losses. The amount by which estimated losses, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as "development" in the insurance industry. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on open claims. Development is unfavorable when losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on open claims.

In previous years, a significant portion of Majestic's policies were retrospective rating plans or risk-sharing plans. As a result, the $5.0 million in favorable loss development in 2007 was partially offset by $2.4 million in additional return premiums ultimately owed on retrospective policies. The market demand for retrospective policies in California has since decreased, with these policies now representing less than 5% of Majestic's premiums in force.

The $5.0 million in favorable development recorded this year is similar to the $6.6 million recorded in 2006, We believe this favorable development is due to the legislative reforms implemented in California in 2003 and 2004, which have significantly reduced losses per payroll beginning with the 2004 accident year.

Loss Reserve Development. The table below shows the development of Majestic's reserve for losses and loss adjustment expenses, net of reinsurance, for years ended December 31, 1997 through 2007. The accompanying data is not accident year data, but rather a display of 1997 to 2007 year-end reserves and the subsequent changes in those reserves. The accompanying data does not include the elimination of intercompany loss reserves and reinsurance recoverables of $291 thousand and $18.2 million or the GAAP fair value purchase accounting adjustments that reduced loss reserves and reinsurance recoverables by $4.9 million and $7.2 million, respectively.

Section A of the table shows the estimated liability for losses and loss adjustment expenses, net of reinsurance, recorded at the balance sheet date for each of the indicated years for all current and prior accident years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising for all years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported and reduced by estimates of amounts recoverable under reinsurance contracts. Section B of the table shows the re-estimated amount of the previously recorded liability, based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of claims.

Sections C and G of the table show the aggregate change in the net and gross liability, respectively, from original balance sheet dates and the re-estimated liability through December 31, 2007. Thus, changes in ultimate development estimates are included in operations over a number of years, minimizing the significance of such changes in any one year. The Novation Agreement with NY Marine & General resulted in the recording of additional loss reserves for 2003 through 2007 that overstate the reserve deficiency shown in Sections C and G. The reserve amounts related to the Novation Agreement are shown below (in thousands):

	2003	2004	2005	2006
Section C: Net (Deficiency)	(106)	(2,148)	(4,651)	(6,944)
Section G: Gross (Deficiency)	(216)	(3,085)	(8,132)	(15,987)

Section D of the table shows the cumulative amount of net losses and loss adjustment expenses paid relating to recorded liabilities as of the end of each succeeding year. Section E of the table shows the re-estimated liability reduced by estimated reinsurance receivables and Section F of the table shows the re-estimated gross liability before the reduction of reinsurance receivables through December 31, 2007.

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
					Years Ended December 31,						
					(Dollars in thousands)						
Section A. Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoveries	$40,043	$46,352	$52,413	$ 63,745	$ 66,999	$ 76,389	$ 87,613	$ 98,319	$104,995	$112,262	$132,937
Section B. Reserve, net of reinsurance recoveries, re-estimated as of:											
One year later	37,143	46,439	50,554	68,509	73,153	90,093	95,137	99,216	98,444	112,735	
Two years later	36,464	41,212	51,608	70,883	83,038	95,533	102,636	101,313	102,252		
Three years later . . .	31,427	41,727	52,404	74,250	87,246	101,133	105,938	104,072			
Four years later	32,173	42,022	53,668	77,158	89,875	103,584	106,631				
Five years later	32,327	43,175	55,275	78,575	92,448	104,993					
Six years later	33,332	44,383	56,093	80,355	94,663						
Seven years later . . .	34,391	44,522	57,266	82,905							
Eight years later. . . .	34,318	45,320	59,705								
Nine years later	35,276	47,784									
Ten years later	37,681										
Section C. Net Cumulative Redundancy (Deficiency)	**2,363**	**(1,432)**	**(7,291)**	**(19,160)**	**(27,664)**	**(28,604)**	**(19,018)**	**(5,753)**	**2,743**	**(473)**	
Section D. Paid, net (cumulative) as of:											
One year later	8,342	15,782	17,422	27,322	31,844	33,768	31,878	30,729	25,569	23,974	
Two years later	17,276	24,018	31,331	46,570	52,008	55,410	53,239	49,322	40,204		
Three years later . . .	21,713	30,684	39,983	57,249	63,543	68,588	66,039	59,274			
Four years later	25,371	34,766	44,193	63,228	70,490	76,609	72,646				
Five years later	27,612	36,497	46,737	66,383	74,635	80,937					
Six years later	28,098	38,017	48,192	68,602	77,536						
Seven years later . . .	29,007	38,664	49,370	70,136							
Eight years later. . . .	29,430	39,466	50,550								
Nine years later	30,107	40,292									
Ten years later	30,869										
Net Liability — December 31, ...	40,043	46,352	52,413	63,745	66,999	76,389	87,613	98,319	104,995	112,262	132,937
Receivable from reinsurers for unpaid losses	23,830	18,347	19,547	27,827	31,384	33,037	40,757	43,931	35,588	35,774	60,908
Gross Liability — December 31, ...	63,873	64,699	71,960	91,572	98,383	109,426	128,370	142,250	140,583	148,036	193,845
Section E. Re-estimated liability, net	**37,681**	**47,784**	**59,705**	**82,905**	**94,663**	**104,993**	**106,631**	**104,072**	**102,252**	**112,735**	
Re-estimated receivable from reinsurers for unpaid losses.	14,680	16,089	16,457	33,050	48,035	51,660	54,065	52,297	47,726	53,442	
Section F. Re-estimated liability, gross.	**52,361**	**63,873**	**76,161**	**115,955**	**142,698**	**156,653**	**160,696**	**156,368**	**149,978**	**166,177**	
Section G. Gross Cumulative Redundancy (Deficiency)	**11,512**	**826**	**(4,201)**	**(24,383)**	**(44,315)**	**(47,227)**	**(32,326)**	**(14,118)**	**(9,395)**	**(18,141)**	

Investments

We invest the funds made available by Majestic's capital and the net cash flows from operations, with the objective to provide income and realized gains on investments. We manage Majestic's investment portfolio by considering duration, asset/liability matching, sector allocation, execution expense, credit quality and concentration and various regulatory requirements in formulating investment strategy and selecting securities.

Majestic's investment objective is to maximize current yield while maintaining safety of capital together with sufficient liquidity for ongoing insurance operations. Majestic's investment portfolio is composed of fixed-income and equity securities. We structure Majestic's investment portfolio giving consideration to the expected timings of the payout of its insurance liabilities. If our payout estimates are inaccurate, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base, which will adversely affect our ability to conduct business and could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2007, Majestic had total invested assets of $216.9 million, of which $137.4 million were on deposit with various regulatory agencies as required by law. A one percent increase in the current market interest rates would cause the fair value of Majestic's investment portfolio as of December 31, 2007 to decrease by approximately $5.4 million. The following table shows the fair market values of various categories of Majestic's investment portfolio, the percentage of the total market value of Majestic's invested assets represented by each category and the tax equivalent yield to maturity based on the fair market value of each category of invested assets as of the dates indicated:

Description of Securities	As of December 31, 2007 Fair Value	Percent of Total	Yield
	(Dollars in thousands)		
U.S. Treasury and government sponsored agency securities	$ 32,043	15%	5.5%
Obligations of states and political subdivisions	107,250	50%	5.0%
Corporate and other obligations	55,232	25%	4.7%
Total fixed-maturity securities	194,525	90%	5.0%
Equity securities	22,374	10%	—
Total investments, available for sale	$216,899	100%	—

The following table shows the ratings distribution of Majestic's fixed-income portfolio by Standard and Poor's rating as a percentage of total market value as of the dates indicated:

Rating	As of December 31, 2007 (Dollars in thousands) (Unaudited)	
"AAA"	$106,626	55%
"AA"	55,670	29%
"A"	29,776	15%
"BBB"	2,453	1%
Total fixed-maturity securities	$194,525	100%

The following table shows the composition of Majestic's investment portfolio by remaining time to maturity as of the dates indicated. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date.

	December 31, 2007	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due in one year or less	$ 21,385	$ 21,476
Due after one year through five years	125,058	126,901
Due after five years through ten years	34,589	35,069
Due after ten years	11,005	11,079
Total fixed-maturity securities	$192,037	$194,525

Reinsurance

We purchase reinsurance for Majestic to reduce our net liability on individual risks and to protect against possible catastrophes. Reinsurance involves an insurance company transferring to, or ceding, a portion of the exposure on a risk to a reinsurer. The reinsurer assumes the exposure in return for a portion of our premium. Reinsurance does not legally discharge us from primary liability for the full amount due under our policies. However, our reinsurers are obligated to indemnify us to the extent of the coverage provided in our reinsurance agreements. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account.

Excess of Loss Reinsurance. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the program are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. Any liability exceeding the limit of the program reverts to us as the ceding company.

Effective August 1, 2007, Majestic entered into a new excess of loss reinsurance treaty program that applies to losses incurred between August 1, 2007 and the date on which the reinsurance agreements are terminated. This reinsurance treaty program provides $99.5 million of reinsurance protection, per occurrence, for workers' compensation losses in excess of a $500 thousand retention limit. Majestic retains liability for any amounts of losses and loss adjustment expenses that exceed $100 million up to the applicable statutory limit. The reinsurers providing coverage include: Axis Specialty Limited, Catlin Insurance Company, Dorinco Reinsurance Company, Endurance Specialty Insurance LTD., Hannover Re (Bermuda) Ltd., Hannover Rueckversicherung AG, Flagstone Re. Ltd., Max Re, Ltd., Munich Re America Corporation, Partner Reinsurance Company of the U.S., Tokio Millennium Re Ltd., Validus Reinsurance, Ltd., various Lloyd's syndicates, and Twin Bridges, our Bermuda-based reinsurance subsidiary. Twin Bridges has a 50% participation in a layer of Majestic's excess of loss treaty for the loss and loss adjustment expenses in excess of $500 thousand per occurrence up to $750 thousand, but shall not exceed 250% of earned premium, exclusive of primary business written in New York and Florida. The treaty was amended effective October 1, 2007, to increase the amount of coverage provided by Twin Bridges for primary workers' compensation insurance issued by Majestic in the states of New York and Florida for losses of $1.5 million in excess of the $500 thousand retention.

Quota Share Reinsurance. Under quota share reinsurance, the reinsurer, or assuming company, accepts a pro rata share of the insurer's, or ceding company's, losses and an equal share of the applicable premiums. The assuming company also pays the ceding company a fee, known as a ceding commission, which is usually a percentage of the premiums ceded. Quota share reinsurance allows the ceding company to increase the amount of business it could otherwise write by sharing the risks with the assuming company. The effect of the quota share reinsurance on the ceding company is similar to increasing its capital, the principal constraint on the amount of business an insurance company can prudently write.

Majestic and Twin Bridges entered into a 90% quota share ceded reinsurance agreement effective January 1, 2007, which we refer to in this annual report as the "90% Quota Share Agreement," with respect to all new and renewal excess workers' compensation insurance coverage issued to the self-insured groups managed by CRM. In addition, the consummation of the Novation Agreement transferred and assigned to Majestic two quota share reinsurance agreements previously between NY Marine & General and Twin Bridges. These policies included a 50% ceded quota share arrangement for excess policies issued between December 2003 and November 2005, which we refer to as the "50% Quota Share Agreement," and a 70% ceded quota share arrangement for policies issued between December 2005 through December 2006, which we refer to as the "70% Quota Share Agreement." For the layers of coverage outside of the Twin Bridges quota share reinsurance agreements, NY Marine & General obtained consent agreements from each of its other reinsurers naming Majestic as an insured party on the reinsurance agreements.

Recoverability of Ceded Reinsurance. Reinsurance makes the assuming reinsurer liable to the ceding company to the extent of the reinsurance. It does not, however, discharge the ceding company from its primary liability to its policyholders in the event the reinsurer is unable to meet its obligations under such reinsurance treaty. To reduce our risk of the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of "A−" (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies.

The following table is a summary of Majestic's ten largest reinsurance recoverable balances, net of prepaid reinsurance premiums, by reinsurer as of December 31, 2007:

Reinsurer	Net Amount Recoverable as of December 31, 2007 (In thousands)	AM Best Rating of Reinsurer
Hannover RK-NS	$12,593	A
Hannover Re — Bermuda	6,785	A
National Union Fire Insurance Co. of Pittsburgh PA	4,295	A++
Dorinco Reinsurance Company	3,349	A−
The St. Paul Fire & Marine Insurance Company	2,067	A+
Aspen Insurance — UK	1,520	A
Lloyd's Underwriters	1,450	A
Lloyd's Syndicate — DP Mann Ltd.	1,257	A
Max Re Ltd. — Bermuda	1,108	A−
Continental Casualty Company	1,001	A

Reinsurance Segment

Overview

Our reinsurance segment includes the reinsurance of workers' compensation coverage written by other insurance companies and self-insured entities. We offer excess of loss and quota share reinsurance products through Twin Bridges, our Bermuda-based reinsurance company. Twin Bridges is currently rated "A−" (Excellent) by A.M. Best.

Twin Bridges was established in 2003 to underwrite reinsurance on a portion of the excess and frequency workers' compensation coverage purchased by the self-insured groups managed by CRM. Before our acquisition of Majestic, Twin Bridges was solely providing quota share reinsurance to New York Marine & General, an independent U.S. admitted insurance carrier, on a portion of the risk assumed by New York Marine & General for the excess and frequency coverage policies purchased by the self-insured groups we managed. Beginning in 2007, Twin Bridges is providing Majestic with quota share reinsurance protection on a certain portion of this risk under the 90% Quota Share Agreement. In addition, during 2007, Twin Bridges expanded its product offerings to include excess of loss and quota reinsurance coverage for primary workers' compensation insurance issued by Majestic and other self-insured entities.

Underwriting and Risk Management

We write Twin Bridges' reinsurance products in the form of treaty reinsurance contracts, which are contractual arrangements that provide for automatic reinsuring of a type or category of risk underwritten by the insurance company. With treaty reinsurance contracts, Twin Bridges does not separately evaluate each of the individual risks assumed under the contracts and is largely dependent on the individual underwriting decisions made by the ceding insurance company. Accordingly, Twin Bridges reviews and analyzes the ceding client's risk management and underwriting practices in deciding whether to provide treaty reinsurance and in the pricing of the treaty reinsurance contract.

With respect to excess of loss reinsurance, Twin Bridges indemnifies the ceding client against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. With respect to quota share reinsurance, Twin Bridges shares the premiums as well as the losses and expenses in an agreed proportion with the ceding client. In both types of contracts, Twin Bridges may provide a ceding commission to the client. Twin Bridges reinsurance products may include features such as contractual provisions that require our client to share in a portion of losses resulting from its ceded risks, may require payment of additional premium amounts if we incur greater losses than those projected at the time of the execution of the contract, may require reinstatement premium to restore the coverage after there has been a loss occurrence or may provide for refunds if the losses we incur are less than those projected at the time the contract is executed.

Reserves for Losses and Loss Adjustment Expenses

We establish loss reserves for Twin Bridges under its reinsurance contracts. Twin Bridges uses similar methodologies as Majestic to determine loss reserves, with some minor exceptions that are discussed below. For a detailed discussion of these methodologies, see "Item 1 — Business — Primary Insurance Segment — Reserves for Losses and Loss Adjustment Expenses" above.

Twin Bridges' loss reserves are based upon estimates of the ultimate amounts payable under its reinsurance contracts with respect to losses occurring on or before the balance sheet date. The reserve for losses and loss adjustment expenses represent an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses associated with reinsured reported claims and claims incurred but not reported which are unpaid at the balance sheet date. The liability is estimated using actuarial studies of individual case-basis validations, statistical analyses and industry data.

Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation process are the average cost of claims over time, which is referred to as severity trends, including the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claims process. In addition, there may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Reserves for losses and loss adjustment expenses are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability. However, we believe that Twin Bridges' aggregate liability for losses and loss adjustment expenses at December 31, 2007 represent our best estimate, based upon available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses.

Our best estimate of our ultimate liability for Twin Bridges' total unpaid losses and loss adjustment expenses as of December 31, 2007, was $18.4 million. This amount is expected to cover all future losses and loss adjustment expense payments for all claims that are known by Twin Bridges as of December 31, 2007, as well as claims where the injury has occurred but the claim has not been reported. Twin Bridges' reserve for losses and loss adjustment expenses (gross and net), as well as our case and IBNR reserves, as of December 31, 2007 and 2006 were as follows:

	As of and for the Year Ended December 31,	
	2007	2006
	(In thousands)	
Case Reserves	$ 2,758	$ 1,449
IBNR	15,680	10,293
Loss adjustment expenses	—	—
	—	—
Total unpaid losses and loss adjustment expenses	$18,438	$11,742

Unlike Majestic, Twin Bridges has a short operating history. Since Twin Bridges began operating in December 2003, only twelve claims have been reported and there have been no paid losses. This short operating history provides Twin Bridges with a limited loss experience and a relatively small population of underlying risks, as compared to other insurers and reinsurers. Accordingly, Twin Bridges' loss reserve estimates are more susceptible to an increased likelihood that actual results may not conform to our estimates.

Annually, Twin Bridges' actuary performs a ground-up analysis of the premiums and losses of the self-insured groups managed by CRM and reinsured by Twin Bridges. The actuary's expected ultimate impact of these per-occurrence excess of loss contracts is based upon actual group experience and industry excess of loss factors. Actual large losses and industry excess of loss factors were used to calculate the portion of ceded losses expected to be assumed by Twin Bridges. In each case, gross losses were developed to ultimate and the portion of losses exceeding each group's self-insured retention was calculated.

The actuarial estimate of the losses and loss adjustment expenses of the non-affiliated self-insured premiums and losses ceded from Majestic to Twin Bridges are based on the net and direct analyses of Majestic's business as discussed above.

For all other risks assumed by Twin Bridges, the actuary's evaluation was based on the Bornheutter-Ferguson method, which estimates ultimate losses based on premiums, expected loss ratios, losses incurred to date, and the assumed percentage of losses incurred as of the current valuation date.

Since Twin Bridges has limited historical experience, prior year losses were estimated based on industry data and resulted in reinsurance loss ratios ranging from 32% to 66%. We have reevaluated the loss ratio and based on the methodology discussed above, recognized favorable development in 2007. This favorable development arose primarily from accident years 2005 and 2006 where actual results have been better than industry excess loss factors initially projected.

We have decided to establish Twin Bridges' reserve for losses and loss adjustment expense at a point within the range of reasonable outcomes, but above the range midpoint. This moderately conservative level reflects the uncertainty surrounding long-tail business, the lack of significant case experience, and the potential for future development.

The methods for making such estimates and for establishing the resulting reserves are continually reviewed and updated. Changes in loss development patterns and claims payments can significantly affect our ability to estimate Twin Bridges' loss reserves. We seek to continually improve Twin Bridges' loss estimation process by refining our ability to analyze loss development patterns, claims payments and other information within a legal and regulatory environment that affects development of ultimate liabilities. Future changes in estimates of claims costs may adversely affect future period operating results. However, such effects cannot be reasonably estimated currently.

There are also other general uncertainties that are unique to loss reserving processes for reinsurance. The nature, extent, timing and perceived reliability of information received from ceding companies can vary widely depending on many factors, including the contractual reporting terms, which are affected by market conditions and practices. We believe, however, that we have minimized Twin Bridges' exposure to these uncertainties in its loss reserves, because Twin Bridges is able to rely on the loss data from the self-insured groups we manage and Majestic and minimal delay in claim reporting from the primary insurance provider. Further, Twin Bridges has established practices in its reinsurance contracts to identify and gather needed information from the ceding companies, including claims reviews to facilitate loss reporting.

As with Majestic's loss reserves, if Twin Bridges' loss reserves develop other than expected such that Twin Bridges' ultimate liability proves to be greater than or less than estimated, then our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the years that the claims are paid or the reserve for losses and loss adjustment expenses are increased. Any such reduction could be realized in one year or multiple years, depending on when the deficiency is identified. Such a deficiency would also impact our financial position to the extent that our surplus is reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized as an unpaid loss and loss adjustment expense liability. Therefore, it typically does not have a material effect on Twin Bridges' liquidity because the claims have not been paid. Since the claims will typically be paid out over a multi-year period, Twin Bridges has generally been able to adjust its investments to match the anticipated future claim payments. Conversely, if we experience positive development (our estimates of ultimate unpaid losses and loss adjustment expenses prove to be redundant), then our future earnings and financial position may be improved.

Reconciliation of Loss Reserves. The table below shows the reconciliation of reserves of our reinsurance segment for the years ended December 31, 2007, 2006 and 2005, reflecting changes in losses incurred and paid losses for such periods:

	Years Ended December 31,		
	2007	2006	2005
	(Dollar amounts in thousands)		
Balance at January 1	$11,742	$ 6,280	$2,696
Incurred related to:			
Current period	9,449	7,349	3,584
Prior periods	(2,752)	(1,887)	—
Total incurred	6,697	5,462	3,584
Paid related to:			
Current period	—	—	—
Prior periods	—	—	—
Total paid	—	—	—
Net increase	6,697	5,462	3,584
Balance at end of period	$18,439	$11,742	$6,280

Our claims reserving practices are intended to establish reserves that in the aggregate are adequate to pay all losses and loss adjustment expenses at their ultimate settlement value. Our reserves are not discounted.

Loss Reserve Development. The table below shows the development of Twin Bridges' reserve for losses and loss adjustment expenses, net of reinsurance, for years ended December 31, 2003 through 2007. Section A of the table shows the estimated liability for unpaid losses and loss adjustment expenses recorded at the balance sheet date for each of the years indicated. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in prior years that are unpaid at the balance sheet date, including losses that have been incurred but not yet reported. Section B of the table shows the re-estimated amount of the previously recorded liability, based on experience as of the end of each succeeding year. Section C of the table shows the amounts paid as of the end of each succeeding year. Section D of the table shows the cumulative redundancy (deficiency) as of December 31, 2007. A redundancy means the original estimates were higher than the current estimates while a deficiency means that the current estimates were higher than the original estimates.

	Years Ended December 31				
	2003	2004	2005	2006	2007
	(Dollars in thousands)				
A. Reserves for Unpaid Losses	$168	$2,696	$6,280	$11,742	$18,438
B. Reserve re-estimated as of:					
One year later	168	2,696	4,392	8,989	
Two years later	168	1,716	3,169		
Three years later	81	1,278			
Four years later	84				
C. Paid, (cumulative) as of:					
One year later	—	—	—	—	
Two years later	—	—	—		
Three years later	—	—			
Four years later	—				
Net Liability — December 31,	$ 84	$1,278	$3,169	$ 8,989	$18,438
D. Cumulative Redundancy (Deficiency)	$ 84	$1,418	$3,111	$ 2,753	

Investments

Similar to Majestic, we invest the funds made available by Twin Bridges' capital and the net cash flows from operations, with the objective to provide income and realized gains on investments. Twin Bridges' investment portfolio is composed primarily of short-term government agency securities, U.S. Treasury bills, cash and money market equivalents. Twin Bridges' investment strategy seeks to preserve principal and maintain liquidity while trying to maximize total return through a high quality, diversified portfolio. Our investment decision-making is guided primarily by the nature and timing of Twin Bridges expected loss and loss adjustment expense payouts, forecasts of our cash flows and the possibility that Twin Bridges will have unexpected cash demands, for example, to satisfy claims due to catastrophic losses.

As of December 31, 2007, Twin Bridges' had total invested assets of $48.4 million, of which $4.0 million were classified as restricted investments. A one percent increase in the current market interest rates would cause the fair value of Twin Bridges' investment portfolio as of December 31, 2007 to decrease by approximately $0.2 million. The following table shows the fair market values of various categories of Twin Bridges' investment portfolio, the percentage of the total market value of Twin Bridges' invested assets represented by each category and the tax equivalent yield to maturity based on the fair market value of each category of invested assets as of the dates indicated:

	As of December 31, 2007		
Description of Securities	Fair Value	Percent of Total	Yield
	(Dollars in thousands)		
U.S. Treasury and government sponsored agency securities	$48,444	100%	3.9%
Total fixed-maturity securities	$48,444	100%	3.9%

The following table shows the ratings distribution of Twin Bridges' fixed-income portfolio by Standard and Poor's rating as a percentage of total market value as of the dates indicated:

Rating	As of December 31, 2007 (Dollars in thousands) (Unaudited)	
"AAA"	$48,444	100%
Total fixed-maturity securities	$48,444	100%

The following table shows the composition of Twin Bridges' investment portfolio by remaining time to maturity as of the dates indicated.

	December 31, 2007	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due in one year or less	$48,429	$48,444
Total fixed-maturity securities	$48,429	$48,444

Fee-Based Management Services Segment

Overview

Our fee-based management services segment includes the offering of various management services to self-insured groups in New York and California under fee-for-service arrangements. In 1999, we began our business in New York by forming, managing, and operating workers' compensation self-insured groups. During the first seven months of 2007 and all of 2006, we managed eight self-insured groups in the state of New York. We presently manage 2 groups in New York, although one or both of those groups will cease active operations in April 2008. In 2003, we expanded our business to California, and currently manage 5 groups there. Each of the groups we manage is made up of members from within a single industry. In New York, we currently manage groups for the construction and wholesale/retail industries. In California, we manage self-insured groups for the contracting, healthcare, auto dealer, bank, and winery industries.

We provide the groups with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general record keeping and regulatory compliance. We provide safety and loss control services to group members to help reduce workers' compensation risks and expenses. In New York, the fees we receive from our groups are based on a percentage of the workers' compensation rates set by the New York Workers' Compensation Board that are attributable to the members of the groups we manage, and our fees include fees for claims management services. With respect to our groups in California, our fees are based on a percentage of premiums paid to the groups we manage by their members. Our groups in California pay the fees for claims management services directly to third party administrators. We also receive fees for medical bill review and case management services, along with commission income from insurers by acting as a broker and placing the excess coverage and surety bonds which the groups are required to obtain.

Workers' compensation rates in New York have experienced significant pricing pressure because of declines in the regulatory rates. Following almost two years of relatively stable rates, on July 11, 2007 the New York State Superintendent of Insurance ordered that overall policyholders' costs for workers' compensation were to be reduced by 20.5% effective October 1, 2007. This 20.5% reduction included both changes in the workers' compensation rates set by the New York State Workers' Compensation Board as well as a change to the New York State Assessment. The rate reduction was based upon an analysis of the impact of the reforms and market trends associated with New York's 2007 Workers' Compensation Reform Act signed into law in March 2007, which was intended to create a significantly less expensive system of workers' compensation in New York while increasing the weekly benefits paid to injured workers. The last change to the New York Workers' Compensation rates, prior to this rate reduction, was an increase in July 2005 averaging 5% across all industry groups that took effect in October 2005.

We believe that the self-insured group product that is offered by the self-insured groups which we manage is not as attractive during periods of low premium rates and excess underwriting capacity, as we are currently experiencing in New York, because of the risks associated with the joint and several liability of the members as well as for former members of New York group self-insured programs. This increased market competition and pricing pressure were significant factors, among others, that contributed to seven of our New York self-insured groups electing to voluntarily terminate their active operations during the second half of 2007. We have ceased to manage these self-insured groups which are now being managed by a third-party administrator appointed by the New York Workers' Compensation Board. Additionally, in the course of run-off, our New York self-insured groups that have ceased active operations may undergo forensic audits and depending on the results of such audits, the groups' former members may be assessed for any deficits, in which case we may be subject to claims by the groups or their former members regarding our prior management.

There can be no assurance that the remaining New York self-insured group which we manage will not elect to cease active operations, particularly in the event that the price erosion in New York becomes more widespread. We expect that revenues from our fee-based management services in New York will be significantly reduced in 2008. We do not currently intend to form any additional self-insurance groups in New York nor are we actively seeking to add additional members to our remaining New York group.

We are currently in the process of mitigating the impact of these trends by constantly seeking out profitable opportunities through further business diversification. This includes the geographic expansion of our primary insurance business into New York, by leveraging our strong broker distribution network to offer primary insurance policies for both new businesses as well as for former members of group self-insured programs. In instances where a member or a broker representing a member or former member requests a quote from our Majestic subsidiary, we are able to offer such a quote to businesses which meet Majestic's underwriting profile. In this manner, we are able to retain as customers certain of the membership of our former self-insured groups who would otherwise seek insurance coverage from other insurance providers.

In connection with adverse claims development experienced by the Healthcare Industry Trust of New York, or HITNY, prior to the group's ceasing active operations, the New York Workers' Compensation Board conducted an inquiry into the actuarial work done by a third-party actuary retained by HITNY. We provided testimony and copies of the underlying data that was submitted by the actuary to the New York Workers' Compensation Board. The New York Workers' Compensation Board also received testimony from the third-party actuary. We also understand that the actuary provided the New York Workers' Compensation Board with a written independent report from another qualified independent actuary that specializes in performing such reviews. This report verified that all actuarial methods used and actuarial judgments made were in accordance with sound actuarial principles and standards. As of the date of this annual report, all testimony and discovery have been completed in the inquiry, we are awaiting a final decision from the New York Workers' Compensation Board and cannot predict the ultimate outcome of the inquiry. However, as a result of this inquiry, the New York Workers' Compensation Board required that the loss reserves for each of the self-insured groups that were reviewed by the third party actuary, including HITNY, undergo an actuarial review by an independent actuarial firm engaged by the New York Workers' Compensation Board.

After an exchange of correspondence in which the New York Workers' Compensation Board expressed dissatisfaction with our response to a request for certain information relating to the audit of the loss reserves for HITNY, the New York Workers' Compensation Board notified us on February 8, 2008 that a referral had been made for a formal investigation into whether disciplinary action should be taken with regard to our third-party administrator license. We vigorously disagree with the characterizations made by the New York Workers' Compensation Board. The procedure initiated by the New York Workers' Compensation Board is in an investigative stage. We are not able at this time to determine what the outcome of the investigation may be nor what, if any, financial or operational consequences may result form the proceeding. However, in the event that the New York Workers' Compensation Board imposes any restrictions with respect to our ability to manage self-insured groups within the state of New York as a result of either of the investigations discussed above, our ability to continue manage our remaining New York self-insured group or effectively re-enter the New York self-insurance group market in the future if market conditions improve may be materially impaired. Additionally, our reputation as a manager of self-insurance groups generally may be negatively impacted in such an event.

Production of Business

All of our self-insured group management business is generated by independent agencies and brokers, who receive a commission usually equal to a percentage of gross premiums the groups charge their members. These commissions are generally uniform based on the industry and group involved. We carefully screen the agents and brokers that place business with our self-insured groups. No agent or broker produces more than 10% of the business underwritten by the groups that we manage based on the aggregate annualized premiums paid or attributable to the groups we manage. As of December 31, 2007, we had relationships with over 238 independent agencies and brokers in New York and over 55 independent agencies and brokers in California.

Our management and underwriting officers generally have excellent relationships with these agents and brokers and both value and place a strong emphasis on maintaining these relationships. We offer brokers and agents competitive commissions for coverage placed by our groups and we provide training programs to brokers and agents in order to educate them regarding the benefits of workers' compensation self-insured groups. We believe that these strong relationships enhance our ability to attract and retain members of our groups and provide us with an advantage over many of our competitors.

Underwriting

Our management services include underwriting services. The underwriting process involves an estimation of the amount of premiums that are sufficient to cover the expected losses and loss adjustment expense and fixed costs of the self-insured groups. Our underwritings attempt to determine the appropriate level of premium for each member of a group by adjusting base premium rates based on: (1) the historical modification factor applicable to the member; (2) the member's loss history for the past three years; and (3) our loss control and risk assessment of the member. By individually analyzing the appropriate premium for each member of a group, we distinguish ourselves from other self-insurance services that typically maintain common pricing among group members.

Risk Assessment and Loss Control Services

We have structured our risk assessment and loss control services to provide high level, customized service to the members of each group. Our services include on-site assessments of safety issues for all members, annual service plans, compliance reviews and safety score card and training programs to assess development. Our model focuses on employee training and behavior modification in an effort to minimize losses on a prospective basis. We believe that the industry practice involves inspection-based loss control on a reactive basis.

Unlike many of our competitors in the insurance industry, our risk assessment and loss control services are performed by our employees. Nearly all of our loss control employees have met a minimum educational requirement of a bachelor's degree or better, and each possesses one or more of three nationally recognized professional accreditations and has a minimum of five years of multi-line carrier loss control experience. We provide dedicated service consultants, which gives us greater control of the work product. We do not provide risk assessment and loss control services based on premium size, and we do not bill any members of a group separately for these services. Instead, we allocate our service resources based on need for improvement, not premium size. By targeting the accounts that need professional assistance the most, our loss control function improves the overall quality of the business by reducing the aggregate number of workers' compensation claims made by the members of our managed groups. The loss control personnel also address workplace safety issues by identifying and correcting the behavior or condition that resulted in a claim. Our risk assessment and loss control services are training-intensive, personal and seek to ensure accountability for workplace safety among all levels of the member's management structure.

Claims Management and Group Reserving

Our claims management services involve the administration and management of a claim from the time it is brought to our attention until the claim is finally settled. We currently perform these services for our New York groups. We do not perform claims services for our California groups because California law prohibits self-insured group managers from providing claims management services.

We have established procedures to record reported insurance claims, regardless of size, in a claims database upon receipt of notice of the claim. We attempt to make contact with the injured worker, treating physician and employer within 24 hours after receiving a claim. This focus on timely reporting and follow up allows us to mitigate claims and loss adjustment expenses and identify potential fraud. We periodically update our database for any developments affecting a claim. Our claims personnel divide claims into three categories: claims involving only medical expenses, claims involving medical expenses and up to an estimated 16 weeks of disability and claims involving medical expenses and longer periods of disability. The more serious claims are allocated to more senior employees who typically have a lighter case load. These teams investigate, evaluate and monitor the claims and each claim is reviewed continually. We employ a number of resolution adjustors whose sole job is to resolve these claims and obtain any approval required by the relevant regulatory authority. As a potential insurance claim develops, the claims teams will draw on all available resources to manage and settle the claim.

As required by California law, our California groups retain an independent claims handling company. Four of our California groups currently retain Matrix Absence Management, Inc., a subsidiary of Delphi Financial Group, Inc., to perform these services under a contract negotiated between Matrix and each group. The fifth group we manage in California has retained Tristar Risk Management to perform these services. However, we retain claims settlement authority, review established loss reserves and review the work performed by Matrix and Tristar on a regular basis.

We use our claims database as an electronic workflow management tool for loss adjustment, coverage issues and litigation and to provide each group and its board with claims and loss information and to establish claims reserves for each group. These reserves are reviewed each year in the course of the independent audit performed for each group. In addition, the New York groups are subject to review by the New York Workers' Compensation Board and the groups in California are subject to review by the California Department of Industrial Relations.

Medical Bill Review and Case Management

In 2002, we expanded our fee-based management services to include medical bill review and case management services. The services include:

Medical Bill Review. This service reviews medical bills, reconciles them to the appropriate state fee schedule and subsequently reduces them to the allowable amount of payment. We attempt to be competitive by providing superior turn-around time and a quality review process which produces relatively few errors.

Independent Medical Examinations. This service provides for the scheduling of independent medical examinations for verification of the medical diagnosis and treatment plan for injured workers. We believe that this service is very competitive because we have assembled a high-quality physician network to provide the members of our groups with objective medical opinions.

Medical Case Management/Utilization Review. Through this service we supplement our claims management services by hiring registered nurses to coordinate communication among claims adjusters, treating physicians and injured workers.

Currently, the bulk of the income we receive for these services is attributable to our self-insured groups and Majestic.

Brokerage Services for the Groups

We also act as the insurance broker and place any excess and frequency insurance coverage and any required surety bonds for the groups that they are required to obtain. We earn commissions from the insurance companies for placing this coverage.

Corporate and Other Segment

Our corporate and other segment represents the holding company activities of CRM Holdings and its consolidated holding companies, which owns, directly or indirectly, all of the capital shares and stock of our insurance and other operating subsidiaries. The results of the corporate and other segment reflect the operating expenses incurred in the holding company activities, such as stock exchange listing and other licensing fees, directors' fees, and legal, auditing and other administrative fees. Interest expense incurred on outstanding debt pursuant to financing activities is also a part of the corporate and other segment loss.

Competition

The insurance industry, in general, is highly competitive and there is significant competition in the workers' compensation insurance industry. Competition in the insurance business is based on many factors, including premium rates, policy terms, coverage availability, claims management, safety services, payment terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as

A.M. Best, and reputation. Our competitors include other insurance companies, mutual insurance companies, individual self-insured employers, state insurance pools including the State Compensation Insurance Fund in California and the New York State Insurance Fund, safety groups and other self-insured and captive products. Many of the insurance companies we compete with have more capital, name and brand recognition and marketing and management resources than we have. Many of our competitors have offered, and may continue to offer, workers' compensation insurance combined with other insurance coverage. Some of our competitors offer workers' compensation insurance on a multi-state basis greater than ours. We may also compete with new market entrants in the future.

Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of commercial insurance and reinsurance companies. Rating organizations continually review the financial positions of insurers. Standard & Poor's maintains a letter scale rating system ranging from "AAA" (Extremely Strong) to "R" (under regulatory supervision). A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (in liquidation). In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors. The objective of S&P and A.M. Best's ratings systems is to provide an opinion of an insurer's or reinsurer's financial strength and ability to meet ongoing obligations to its policyholders.

In November 2006, A.M. Best announced that it had affirmed Majestic's financial strength rating of "A−" (Excellent). An "A−" rating is the fourth highest of 15 rating categories used by A.M. Best. The rating has a stable outlook for Majestic. In November 2006, A.M. Best announced that it had affirmed Twin Bridges financial strength rating of "A−" (Excellent).

Unlike insurance companies, self-insured groups do not generally obtain ratings from Standard & Poor's or A.M. Best. We do not believe that the small to mid-sized companies buying workers' compensation from self-insured groups, such as the ones we manage, give any material consideration to the lack of ratings of the self-insured groups. Rather they rely on the management and boards of directors of these groups, the excess coverage obtained by the groups and the joint and several liability of the members of the groups as security for their coverage.

Employees

As of December 31, 2007, we had 255 full-time employees and 13 part-time employees. We believe that our relations with our employees are good. None of our employees is subject to a collective bargaining agreement.

Regulation

The insurance and reinsurance business is regulated in most states of the United States and countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Our primary insurance business is regulated in California and each state in which we issue insurance policies. Our reinsurance business is subject to regulation in Bermuda. The self-insured groups we manage in New York and California are subject to extensive regulation under applicable statutes and regulations in those jurisdictions.

State Insurance Regulation

Insurance companies are subject to extensive regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. These state agencies have broad regulatory, supervisory and administrative powers, including, among other things, the power to grant and revoke licenses to transact business; license agents; set the standards of solvency to be met and maintained; determine the nature of, and limitations on, investments and dividends; approve policy forms and rates in some states; periodically examine an insurance company's financial condition; determine the form and content of required financial statements including by prescribing statutory accounting standards; and periodically examine market conduct.

Holding Company Regulation. As a member of an insurance holding company, Majestic is subject to additional regulation by California, its domiciliary state, and the states in which it transacts business. Pursuant to the insurance holding company laws of California, Majestic is required to register with the California Department of Insurance. In addition, Majestic is required to periodically report certain financial, operational and management data to the California Department of Insurance. All transactions within a holding company system affecting an insurer must have fair and reasonable terms, charges or fees for services performed must be reasonable, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to, and in some cases approval from, the California Department of Insurance is required prior to the consummation of certain affiliated and other transactions involving Majestic.

Change of Control. In addition, the insurance holding company laws of California require advance approval by the California Department of Insurance of any change in control of Majestic. "Control" is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-acquisition notification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of Majestic, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the California Department of Insurance and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals may result in a material delay of, or deter, any such transaction. These laws may also discourage potential acquisition proposals and may delay, deter or prevent a change of control of CRM Holdings, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Dividend Limitations. Majestic's ability to pay dividends is subject to restrictions contained in California's insurance laws and related regulations. The insurance holding company laws in California require that ordinary dividends be reported to the California Department of Insurance at least 10 business days prior to payment of the dividend to shareholders. Extraordinary dividends may not be paid until 30 days after the Commissioner has received notice of the declaration of such extraordinary dividend and has either approved the payment of such extraordinary dividend or has not, within such 30-day period, disapproved of the payment. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 10% of the company's statutory policyholders' surplus as of the preceding December 31st or the net income from operations of the company for the 12-month period ending the previous December 31st. Statutory policyholders' surplus, as determined under statutory accounting principles, is the amount remaining after all liabilities, including loss and loss adjustment expenses, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments will be permitted.

State Insurance Department Examinations. Detailed annual and quarterly financial statements prepared in accordance with statutory accounting standards and other reports are required to be filed with the departments of insurance of the states in which we are licensed to transact business. Majestic's financial statements and financial condition are subject to periodic examination by these departments of insurance. Majestic is subject to periodic examinations by the California Department of Insurance. The California Department of Insurance generally examines each of its domiciliary insurance companies on a triennial basis. Majestic underwent an examination in 2005 that covered calendar years 2002 through 2004 and the Report of Examination contained no findings.

Guaranty Fund Assessments. In California, New York and most of the states where Majestic is licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to us at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Federal Insurance Laws and Regulations

Maritime Coverage. As Majestic used to provide maritime workers' compensation insurance, we are subject to the USL&H Act, which generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from loading and unloading vessels. We are also subject to regulations related to the USL&H Act and the Merchant Marine Act of 1920, or the Jones Act. The USL&H Act, which is administered by the U.S. Department of Labor, provides medical benefits, compensation for lost wages and rehabilitation services to longshoremen, harbor workers and other maritime workers who are injured during the course of employment or suffer from diseases caused or worsened by conditions of employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act. The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

As a condition of authorization effective August 25, 2005, the U.S. Department of Labor implemented new regulations requiring insurance carriers authorized to write insurance under the USL&H Act or any of its extensions to deposit security to secure compensation payment obligations. The Department of Labor determines the amount of this deposit annually by calculating the carrier's obligations under the USL&H Act and its extensions by state and by the percentage of those obligations deemed unsecured by those states' guaranty funds.

Terrorism Risk Insurance. On November 26, 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act of 2002 was enacted, which we refer to in this annual report as the Terrorism Risk Act. In 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 was enacted and extended the Terrorism Risk Act through December 31, 2014. The Terrorism Risk Act is designed to ensure the availability of insurance coverage for losses resulting from certain acts of terror in the United States. As extended, the law establishes a federal assistance program through the end of 2014 to help the property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. By law, Majestic may not exclude coverage for terrorism losses from its workers' compensation policies. Although Majestic is protected by federally funded terrorism reinsurance to the extent provided for in the Terrorism Risk Act, there are limitations and restrictions on this protection, including a substantial deductible plus loss limitation that must be met, which could have an adverse effect on our financial condition or results of operations. Potential future changes to the Terrorism Risk Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry at both the federal and state levels. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.

The National Association of Insurance Commissioners

The National Association of Insurance Commissioners, or NAIC, is a group formed by state insurance commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The California Department of Insurance has adopted these codified statutory accounting practices.

California has also adopted laws substantially similar to the NAIC's risk-based capital laws, which require insurers to maintain minimum levels of capital based on their investments and operations. These risk-based capital requirements provide a standard by which regulators can assess the adequacy of an insurance company's capital and surplus relative to its operations. Among other requirements, an insurance company must maintain capital and surplus of at least 200% of the risk-based capital computed by the NAIC's risk-based capital model (known as the "Authorized Control Level" of risk-based capital). At December 31, 2007, the capital and surplus of Majestic exceeded 615% of the Authorized Control Level of risk-based capital.

The NAIC's insurance regulatory information system, or IRIS, key financial ratios, developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators' resources. IRIS identifies twelve industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business.

Statutory Accounting Practices

Statutory accounting practices, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer's surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

GAAP is concerned with a company's solvency, but such principles are also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

Statutory accounting practices established by the NAIC and adopted, in part, by the California regulators, determine, among other things, the amount of statutory surplus and statutory net income of Majestic and thus determine, in part, the amount of funds it has available to pay dividends to us.

New York and California Regulation of Self-Insurance Groups

The self-insured groups we manage are subject to state law and regulation by workers' compensation boards or similar authorities in New York and California, the states in which they operate. We assist the groups we manage in complying with these laws and regulations as part of our fee-based management services, In addition, we become subject to these same laws and regulations arising from our activities in forming and marketing these self-insured groups.

Each self-insured group must generally meet certain minimum requirements, although such requirements vary from state to state. For example, the members of a group must have and maintain a minimum aggregate net worth. In New York, with the exception of groups consisting of municipal corporations, each group must have and maintain a minimum combined annual payroll of group members, excluding payroll attributable to out-of-state employees of the members and uncovered employees. Regarding the composition of each group, in New York, homogeneity in the nature of the business activities of all members of a group must exist and each group must include only employers that have been in business for a period of time which is acceptable to the chair of the New York State Workers' Compensation Board. In California, each group must be composed of employers in the same industry as defined under the California workers' compensation statutes and regulations.

A comprehensive application must be submitted to the applicable state regulatory agencies before a new group may be formed. These applications must include, among other things, a current payroll report for each member of the group and a description of the safety program, if any, proposed for the employer group. In New York, an actuarial feasibility study directed and certified by an independent qualified actuary and a report identifying the projected rate of contribution and assessments to be paid by each member for the first year of the group's operation, and the manner in which such contributions and assessments were calculated, are also required. In California, a feasibility study prepared by an independent risk management individual or firm is required. In addition, in connection with the formation of a new self-insured group, each new group will be required to deposit with the applicable regulatory agency securities, surety bonds and/or irrevocable letters of credit which may be liquidated by the regulatory agency in the event that the group is unable to pay its liabilities.

After a group is formed, it is subject to a number of regulations with respect to its operations. Pursuant to these regulations, each group: (1) must receive approval from the applicable state regulatory agency prior to admitting a new member; (2) is required to purchase excess workers' compensation coverage to cover losses above levels established by the applicable state regulatory agency; (3) must follow mandatory guidelines with respect to the investment of the funds collected by the group and must follow additional guidelines with respect to the use of the funds; (4) is subject to periodic audit and review of the group's financial statements and contribution rates by the applicable regulatory agency; and (5) must maintain assets in an amount which exceeds its liabilities. If a self-insured group is unable to maintain assets in an amount which exceeds its liabilities, the group may be limited in the amount of new members that it may add, may be required to assess its members in order to remedy such deficiency, deposit additional security with the applicable regulatory agency or, in certain circumstances, be dissolved. Each group is also subject to periodic reporting and disclosure requirements and must file with the applicable regulatory agency audited financial statements, actuarial reports and payroll reports. In California, the self-insured groups are required to periodically submit audited or reviewed financial statements of their members.

Both we and the groups we manage in New York are subject to certain disclosure requirements and other regulations with respect to the solicitation of new members and the preparation of marketing material with respect to the groups. Also in New York, CRM is required to be licensed by the New York Workers' Compensation Board as a third party claims administrator. Under California law, CRM is not permitted to manage the claims of the self-insured groups we manage. Therefore, our groups in California contract with an independent third party administrator to perform this task.

Bermuda Regulation

The Insurance Act 1978 of Bermuda and its related regulations, which we refer to collectively as the Bermuda Insurance Act, regulates the reinsurance and insurance business of Twin Bridges. The Bermuda Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the Bermuda Monetary Authority, which is the regulatory body responsible for the day-to-day supervision of insurers. Under the Bermuda Insurance Act, insurance business includes reinsurance business. The Bermuda Monetary Authority, in deciding whether to register a company as an insurer, has broad discretion to act as the Bermuda Monetary Authority thinks fit in the public interest. The Bermuda Monetary Authority is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose from time to time. The Bermuda Monetary Authority issues four types of general business insurance licenses (Class 1, Class 2, Class 3 and Class 4). A Class 3 license allows a company to underwrite third party risks. Twin Bridges was registered under the Bermuda Insurance Act as a Class 3 insurer in December 2003.

A Bermuda insurance advisory committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Bermuda Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Bermuda Monetary Authority powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

The Bermuda Monetary Authority utilizes a risk based approach when it comes to licensing and supervising insurance companies in Bermuda. As part of the Bermuda Monetary Authority's risk based system, an assessment of the inherit risks within each particular class of insurer is utilized in the first instance to determine the limitations and specific requirements which may be imposed. Thereafter the Bermuda Monetary Authority keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through scrutiny of regular audited statutory financial statements, and, as appropriate, meeting with senior management during onsite visits. The initial meetings with senior management and any proposed onsite visit will primarily focus upon companies that are licensed as Class 3 and Class 4 insurers. The Bermuda Monetary Authority has also adopted guidance notes, or the Guidance Notes, and statement of principles, or the Principles, in order to ensure those operating in Bermuda have a good understanding of the nature of the requirements of, and the Bermuda Monetary Authority's approach in implementing, the Bermuda Insurance Act.

Classification of Insurers. The Bermuda Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers being subject to the strictest regulation. Twin Bridges is registered as a Class 3 insurer. We do not intend, at this time, to obtain a license for Twin Bridges to carry on long-term business. Long-term business includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer's Registration. An insurer's registration may be canceled by the Bermuda Monetary Authority on certain grounds specified in the Bermuda Insurance Act, including failure of the insurer to comply with its obligations under the Bermuda Insurance Act or if, in the opinion of the Bermuda Monetary Authority, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Bermuda Insurance Act, the principal office of Twin Bridges is at our principal executive offices in Bermuda, and Twin Bridges' principal representative is Quest Management Services Limited. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless thirty days' notice in writing to the Bermuda Monetary Authority is given of the intention to do so. It is the duty of the principal representative to notify the Bermuda Monetary Authority forthwith of his reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, and within fourteen days of such notification, to make a report in writing to the Bermuda Monetary Authority setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Bermuda Monetary Authority relating to a solvency margin or liquidity or other ratio.

Independent Approved Auditor. Every registered insurer must appoint an independent auditor approved by the Bermuda Monetary Authority which we refer to as an approved auditor who will annually audit and report on the statutory financial statements, solvency certificate and declaration of statutory ratios. The statutory financial statements and the statutory financial return of the insurer, in the case of Twin Bridges, will be required to be filed annually with the Bermuda Monetary Authority. The approved auditor of Twin Bridges may be the same person or firm which audits Twin Bridges' statutory financial statements and statutory financial returns and Twin Bridges' financial statements prepared in accordance with GAAP.

Loss Reserve Specialist. As a registered Class 3 insurer, Twin Bridges is required to submit annually an opinion of a loss reserve specialist, who must be approved by the Bermuda Monetary Authority, with its statutory financial return and statutory financial statement in respect of its loss and loss adjustment expense provisions.

Statutory Financial Statements. Twin Bridges is required to file with the Bermuda Monetary Authority statutory financial statements no later than four months after its financial year end (unless specifically extended). The Bermuda Insurance Act prescribes rules for the preparation and form of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act, which financial statements will be prepared in accordance with U.S. GAAP. Twin Bridges, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return are retained by the Bermuda Monetary Authority and do not form part of the public records.

Annual Statutory Financial Return. Twin Bridges is required to file with the Bermuda Monetary Authority a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for a Class 3 insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements and the opinion of the approved loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Bermuda Insurance Act, a statement to that effect must be filed with the statutory financial return.

Solvency Margin and Restrictions on Dividends and Distributions. Under the Bermuda Insurance Act, the value of the general business assets of a Class 3 insurer must exceed the amount of its general business liabilities by an amount greater than the prescribed solvency margin. Twin Bridges is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A) $1,000,000

(B)

Net Premium Written ("NPW")	Prescribed Amount
Up to $6,000,000	20% of net premium written ("NPW")
Greater than $6,000,000	The aggregate of $1,200,000 and 15% of the amount by which NPW exceeds $6,000,000 in that year; and

(C) 15% of the aggregate of the insurer's loss expense provisions and other general business insurance reserves.

Generally, NPW equals gross premium written after deduction of any premium ceded by the insurer for reinsurance.

Twin Bridges is prohibited from declaring or paying any dividends during any financial year if it is in breach of its solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Twin Bridges will be prohibited, without the approval of the Bermuda Monetary Authority, from declaring or paying any dividends during the next financial year. Twin Bridges is prohibited, without the approval of the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital and surplus as set out in its previous year's financial statements, and any application for such approval shall provide such information as the Bermuda Monetary Authority may require. In addition, if Twin Bridges at any time fails to meet its solvency margin, it will be required, within thirty days after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the Bermuda Monetary Authority a written report containing certain information as outlined in the Bermuda Insurance Act.

Under the Companies Act, Twin Bridges may not declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio. The Bermuda Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on mortgage loans on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the Bermuda Monetary Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities and letters of credit, guarantees and other instruments (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention. The Bermuda Monetary Authority may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Bermuda Monetary Authority believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Bermuda Monetary Authority, the Bermuda Monetary Authority may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

If it appears to the Bermuda Monetary Authority that there is a risk of the insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the Bermuda Monetary Authority may, among other things, direct the insurer:

- not to take on any new insurance business;
- not to vary any insurance contract if the effect would be to increase the insurer's liabilities;
- not to make certain investments;
- to realize certain investments;
- to maintain in, or transfer to the custody of, a specified bank, certain assets;
- not to declare or pay any dividends or other distributions or to restrict the making of such payments; and/or
- to limit its premium income.

Disclosure of Information. In addition to powers under the Bermuda Insurance Act to investigate the affairs of an insurer, the Bermuda Monetary Authority may require the insurer (or certain other persons) to produce certain information to it. Further, the Bermuda Monetary Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Bermuda Monetary Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Bermuda Monetary Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Bermuda Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Bermuda Guidance Notes. The Bermuda Monetary Authority has issued the Guidance Notes, on the application of the Insurance Act in respect of the duties, requirements and standards to be complied with by persons registered under the Bermuda Insurance Act or otherwise regulated under it and the procedures and sound principles to be observed by such persons and by auditors, principal representatives and loss reserve specialists. In March 2005, the Bermuda Monetary Authority issued the Guidance Notes through its web site at www.bma.bm, which provides guidance on, among other things, the roles of the principal representative, approved auditor, and approved actuary and corporate governance for Bermuda insurers. The Bermuda Monetary Authority has stated that the Guidance Notes should be understood as reflecting the minimum standard that the Bermuda Monetary Authority expects insurers such as Twin Bridges and other relevant parties to observe at all times.

Bermuda Statement of Principles. In June 2007, the Bermuda Monetary Authority pursuant to section 2A of the Insurance Act introduced the Principles. The Principles relate to the Bermuda Monetary Authority's decisions on whether to register an entity, to cancel the registration of a registered entity, to impose conditions upon a registration, or to give certain directions to a registered entity. These Principles are of general application and seek to take account of the wide diversity of registered entities that may be licensed under the Insurance Act, as well as relevant institutional and market developments.

Controller Notification. Each shareholder or prospective shareholder will be responsible for notifying the Bermuda Monetary Authority in writing of his becoming a controller, directly or indirectly, of 10%, 20%, 33% or 50% of CRM Holdings and ultimately Twin Bridges within 45 days of becoming such a controller. The Bermuda Monetary Authority may serve a notice of objection on any controller of Twin Bridges if it appears to the Bermuda Monetary Authority that the person is no longer fit and proper to be such a controller. Twin Bridges will be responsible for giving written notice to the Bermuda Monetary Authority of the fact that any person has become or ceases to be 10%, 20%, 33% or 50% controller of Twin Bridges. The Notice has to be given within 45 days of becoming aware of the relevant facts.

Certain other Considerations. Although CRM Holdings is incorporated in Bermuda, we are classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes. As a result, we may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

Under Bermuda law, exempted companies are companies formed with the ability to conduct business outside Bermuda from a principal place of business in Bermuda. As "exempted" companies, neither we, nor our subsidiary Twin Bridges may, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including:

- the acquisition or holding of land in Bermuda (except land held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years);

- (subject to certain provisos) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 (or whereby any such mortgage shall together with any other principal sum or sums received by any other mortgage or mortgages held by such company from the same mortgagor or mortgagors exceed the sum of $50,000);

- to acquire any bonds, or debentures secured on any land in Bermuda, except bonds or debentures issued by the Government of Bermuda or a public authority of Bermuda; or

- the carrying on of business of any kind or type for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of CRM Holdings' or Twin Bridges' business carried on outside Bermuda.

Twin Bridges is a licensed insurer in Bermuda, and it is expected that it will be able to carry on activities from Bermuda that are related to and in support of its insurance business in accordance with its license.

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority in its policy dated June 1, 2005 provides that where any equity securities, which would include our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The Nasdaq Global Select Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the Bermuda Monetary Authority has granted CRM Holdings permission to, subject to the common shares in CRM Holdings being listed on an appointed stock exchange, issue, grant, create, sale and transfer any of CRM Holdings' shares (other than our common shares), stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts, or collectively the Securities, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange. The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this annual report.

Under Bermuda law, there are no restrictions on the degree of foreign ownership, and neither we nor our subsidiary Twin Bridges is currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians and permanent residents) may not engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda Department of Immigration. Such work permits may be granted or extended upon showing that, after proper public advertisement, no Bermudian, or spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian. Our officers work in Bermuda under work permits. In April 2001, the Bermuda government announced a policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees.

Available Information

We maintain a website at www.crmholdingsltd.bm. We are not including the information on our website as a part of, nor incorporating such information by reference, into this annual report. We make available all of our SEC filings, including this annual report and any current reports on Form 8-K, through our website, free of charge, as soon as is reasonable practicable after these materials have been filed with the SEC. In addition, our Code of Business Conduct and Ethics is available on our web site.

ITEM 1A. *RISK FACTORS*

An investment in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below and all of the information contained in this annual report. If any of the risks discussed in this annual report actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our common shares could decline significantly and you may lose all or a part of your investment.

Risks Related to Our Primary Insurance and Reinsurance Business Segments

Our loss reserves are based on estimates and may be inadequate to cover our losses.

We establish loss reserves in our financial statements that represent an estimate of amounts needed to pay and administer claims with respect to insured and reinsured events that have occurred, including events that have not yet been reported to us. Loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability.

Workers' compensation claims are often paid over a long period of time. There are no policy limits on liability for primary workers' compensation claims, as there are for other types of insurance. Estimating reserves for insurance and reinsurance of workers' compensation claims may be more uncertain than estimating reserves for other lines of insurance or reinsurance with shorter or more definite periods between occurrence of the claim and final determination of the ultimate loss and with policy limits for claim amounts. Accordingly, there is a greater risk that we may fail to accurately estimate the risks associated with the businesses that we insure and that our reserves may prove to be inadequate to cover our actual losses. Further, this risk is greater for reinsurance than for primary insurance of worker's compensation claims because the period of time that generally elapses between the underwriting and pricing of our reinsurance contracts and the payment of a claim pursuant to such reinsurance is even longer than that for primary insurance coverage and, as a result, our reserves are more difficult to estimate and are even less likely to be accurate.

Loss reserve estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation of claims over time include the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process. Due to the inherent uncertainty of estimating reserves, it has been, and will continue to be, necessary to revise estimated future liabilities as reflected in our reserves for claims and related expenses.

In states other than California, Majestic has a shorter operating history. Consequently, we must rely on a combination of industry benchmarks, our limited experience in these states and our experience in California. Operational changes in claims handling practices over the years may impact the interpretation of this historical data, which can also be impacted by external forces such as legislative changes, economic fluctuations and legal trends. A key assumption in the estimation process for workers' compensation reserves is severity trends, including the increasing costs of health care and the medical claims process. If there were unfavorable changes in severity trends, our reserves for losses and loss adjustment expenses might need to be increased, which would result in a charge to our earnings.

Since Twin Bridges has only been in existence since December 2003 and has had limited loss experience and a relatively small population of underlying risks, we rely heavily on industry data in establishing our loss reserves. Our own experience in this line of business could run materially higher than industry loss experience and therefore we are exposed to an increased likelihood that our actual results may not conform to our estimates.

To the extent our loss reserves for Majestic or Twin Bridges are insufficient to cover actual losses and loss adjustment expenses, we will have to adjust our loss reserves and may incur charges to our earnings, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, Twin Bridges, our reinsurance subsidiary, reinsures some of the primary business of our Majestic subsidiary. Consequently, we are exposed to a greater share of certain losses, since, on a consolidated basis, we are providing as much as $2 million of net coverage for some risks. Any underestimate of our loss reserves for this risk would have a greater impact on our results of operations and financial position. The increased overall exposure to losses from large and/or frequent loss occurrences could have a material adverse effect on our business, financial condition and results of operations.

If we do not effectively price our insurance policies, our financial results will be adversely affected.

Our primary insurance policy prices are established when coverage is initiated. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses, and to earn a profit. Our prices for primary insurance coverage are based on estimates of expected losses generated from the policies which we underwrite. We analyze many factors when pricing a policy, including the policyholder's prior loss history, and the loss prevention orientation of the policyholder's management. Inaccurate information regarding a policyholder's past claims experience puts us at risk of mispricing our policies. When initiating coverage on a policyholder, we rely on the claims information provided by the policyholder or previous carriers to properly estimate future claims expense. If the claims information is not accurately stated, we may under price our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums, which would have a materially adverse effect on our business, financial condition and results of operations. Besides the risks associated with under pricing risks, we could overprice risks, which could reduce our sales volume and competitiveness. In addition, our competitors may adopt premium rate reductions that are greater than ours. In any of these scenarios, our business, financial conditions, and results of operations could be materially affected. Finally, the rating actions of state regulatory authorities have a material impact on the pricing of our policies. For a discussion of such actions, see "Drivers of Profitability" in Management's Discussion and Analysis of Financial Condition and Results of Operations in this annual report.

A downgrade in the A.M. Best ratings of our insurance subsidiaries could reduce the amount of business we are able to write.

Third-party rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the agencies. Both Majestic and Twin Bridges currently have a financial strength rating of "A−" (Excellent) from A.M. Best. These financial strength ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength and quality of our insurance subsidiaries. These ratings are not evaluations directed to potential purchasers of our common stock and are not recommendations to buy, sell or hold our common stock.

We believe that the ratings assigned by A.M. Best are an important factor in marketing our products. For example, some of our independent agents and brokers and insureds have guidelines governing the financial strength rating of the company providing coverage. A reduction of our A.M. Best rating below "A−" would prevent us from issuing policies to such entities. Our ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agencies. Our ability to retain our existing business and to attract new business in our insurance operations depends largely on these ratings. Our failure to maintain our ratings, or any other adverse development with respect to our ratings, could cause our current and future independent agents and brokers, insureds, self-insured groups and their individual members to choose to transact their business with more highly rated competitors. If A.M. Best downgrades our ratings or publicly indicates that our ratings are under review, it is likely that we would not be able to compete as effectively with our competitors, and our ability to sell our products could decline. If that happens, our revenues and earnings could decrease substantially. In addition, because lenders and reinsurers will also use our A.M. Best ratings as a factor in deciding whether to transact business with us, the failure of Majestic or Twin Bridges to maintain their current ratings could dissuade a lender or reinsurance company from conducting business with us or might increase our interest or reinsurance costs.

If we are unable to obtain or collect on our reinsurance protection, our business, financial condition and results of operations could be materially and adversely affected.

We purchase reinsurance coverage to help manage the risk assumed under our workers' insurance compensation policies issued by Majestic. Reinsurance coverage helps to protect us from the impact of large losses. It involves an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Majestic currently purchases excess of loss reinsurance. Under excess of loss reinsurance, the reinsurer reimburses the ceding company for losses and loss expenses over a specified dollar amount up to an agreed limit per occurrence. Majestic's excess of loss coverage provides reinsurance for occurrences of loss that exceed $500 thousand but are less than $100.0 million. For a detailed discussion of Majestic's reinsurance program, see "Primary Insurance Segment" "Reinsurance" in Item 1 above.

The availability, amount and cost of reinsurance depend on market conditions and our experience with insured losses and may vary significantly. As a result of catastrophic events, such as the events of September 11, 2001, we may incur significantly higher reinsurance costs, more restrictive terms and conditions, and decreased availability. We review and renegotiate our reinsurance protection each year. We cannot be certain, however, that our reinsurance agreements will be renewed or replaced prior to their expiration upon terms satisfactory to us. If we are unable to renew or replace our reinsurance agreements upon terms satisfactory to us, our net liability on individual risks would increase and we would have greater exposure to catastrophic losses. If this were to occur, our underwriting results would be subject to greater variability and our underwriting capacity could be reduced. These consequences could adversely affect our business, financial condition and results of operations.

Although we currently expect to renew Majestic's current excess of loss treaty reinsurance program upon its expiration, any decrease in the amount of our reinsurance at the time of renewal, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could materially adversely affect our business, financial condition and results of operations. Majestic currently has 22 reinsurers participating in its excess of loss reinsurance program, and we believe that this is a sufficient number of reinsurers to provide us with reinsurance in the volume that we require.

We are also subject to credit risk with respect to Majestic's reinsurers. Reinsurance protection that Majestic receives does not discharge its direct obligations under its insurance policies. Majestic remains liable to its policyholders, even if we are unable to make recoveries to which we believe we are entitled under Majestic's reinsurance contracts. Losses may not be recovered from the reinsurers until claims are paid, and, in the case of long-term workers' compensation cases, the creditworthiness of the reinsurers may change and we may not recover amounts to which we are entitled. If we experience these problems in the future, our charges to income would increase and our revenues would decline. As of December 31, 2007, Majestic had $42.7 million of amounts recoverable from its reinsurers that we would be obligated to pay if the reinsurers failed to pay Majestic. These consequences could adversely affect our business, financial condition and results of operations.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Investment income is an important component of our net income. As of December 31, 2007, our investment portfolio, including cash and cash equivalents, had a carrying value of $301.5 million. For the year ended December 31, 2007, we had $11.4 million of net investment income. Our investment portfolios are managed under investment guidelines approved by our Board of Directors. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

Our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected.

Any significant decline in our investment income as a result of falling interest rates, decreased dividend payment rates or general market conditions could have an adverse effect on our net income and, as a result, on our shareholders' equity and our policyholders' surplus.

Our profitability may be adversely impacted by inflation.

The effects of inflation could cause the amount of each claim to rise in the future. Our reserves for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling costs, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these costs, we would be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which could have a material adverse effect on our business, financial condition and results of operations.

Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future.

State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our written premium. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on case incurred losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for obligations we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

We may have exposure to losses from terrorism for which we are required by law to provide coverage.

When writing workers' compensation insurance policies, we are required by law to provide workers' compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Majestic's current excess of loss reinsurance treaty program excludes coverage for acts of terrorism. Notwithstanding the protection provided by reinsurance and the Terrorism Risk Act, the risk of severe losses to us from acts of terrorism has not been eliminated. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of Terrorism Risk Act and could adversely affect our business and financial condition.

Our reinsurance business is heavily dependent on Majestic, our primary insurance subsidiary, and the self-insured groups we manage. We could be adversely affected if we are not able to maintain or increase this business.

Twin Bridges, our reinsurance subsidiary, derives its revenues primarily from reinsurance of risk assumed by Majestic, our primary insurance company. Twin Bridges provides excess of loss reinsurance protection to Majestic on a portion of the risk it assumes under its primary insurance policies. Twin Bridges also provides quota share protection to Majestic on a portion of the risk it assumes under the excess coverage purchased by our self-insured groups. Our groups may determine to obtain excess coverage insurance from other U.S. admitted insurers if such insurers offer a better rate or more favorable terms than those offered by us through Majestic. These insurers in turn may not offer Twin Bridges the opportunity to reinsure a portion of the excess coverage or may only do so in lower amounts or on terms and conditions that are less favorable or not acceptable to us. This may occur if these insurers are offered a better rate or more favorable terms from other reinsurers. Our reinsurance business is also dependent upon our relationship with the self-insured groups we manage, and consequently, our reinsurance business may be adversely affected if the self-insured groups we manage decline in premium volume or cease active business operations.

Consequently, unless we diversify our reinsurance business, our reinsurance segment will remain heavily dependent on our primary insurance segment. Majestic could lose or otherwise have its current licenses revoked or fail to maintain satisfactory ratings from relevant rating agencies, thereby negatively impacting our business operations. In turn, we could lose all or a substantial portion of our reinsurance premium revenues. Any of the adverse developments described above would have a material adverse effect on our business, financial condition and results of operations.

We may pursue opportunities to offer other insurance products, and any failure to manage the risks involved could have a material adverse effect on our business.

We may explore the development and offering of certain non-workers' compensation property and casualty insurance products. A number of risks are inherent in this strategy, including, among others the need to obtain required licenses to issue non-workers' compensation property and casualty products and additional regulatory approvals, along with the potential for a greater loss exposure, especially if we fail to successfully manage or underwrite the new products. If we are unable to effectively manage these or other potential risks inherent in the marketing and sale of additional insurance products, there could be a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Fee-Based Segment

Due to the joint and several liability of New York and California self-insured groups, the failure of any self-insured group in the state of New York or California could adversely affect our fee-based business.

Each member of a self-insured group has joint and several liability for the obligations of the group incurred during the period of its membership and that group may assess the members for any short-fall, even after a member leaves a group, if the loss was incurred during such member's participation in the group. If a group is not able to pay its liabilities from its assets or these assessments, the New York Workers' Compensation Board may use the security posted by the group and can also assess all of the other groups in New York State to pay these liabilities. In California, each member of a self-insured group must participate as a member in the Self-Insurers' Security Fund established by state law. Such fund may assess each of its members a pro rata share of the funding necessary as a result of the failure of a private self-insured employer or self-insured group to meet its compensation obligations when the employer's or group's security deposit is either inadequate or not immediately accessible for the payment of benefits. The failure of a single large self-insured group in New York or California, even if it is a group that we do not manage, could have an adverse effect on the other groups in the state and could affect the regulation of groups by the state. Any such developments may seriously hamper our ability to retain existing members and attract new members to our managed groups, which could have a material adverse effect on our business, financial condition and our results of operations.

If the loss reserves for the self-insured groups we manage are underestimated, our business could be adversely affected.

The self-insured groups we manage establish loss reserves as they recognize liabilities for unpaid losses, which represent estimates of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not been reported. Loss reserves are estimates and are inherently uncertain; they do not and cannot represent an exact measure of liability.

The self-insured groups' loss reserve estimates are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. Several factors contribute to the uncertainty in establishing these estimates. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. Key assumptions in the estimation of claims over time include the increasing level of medical, legal and rehabilitation costs, frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes, third party claims handling procedures and costs associated with fraud or other abuses of the medical claim process.

Connected with adverse claims development experienced by the Healthcare Industry Trust of New York, or HITNY, the New York Workers' Compensation Board conducted an inquiry into the actuarial work done by a third-party actuary retained by HITNY. We provided testimony and copies of the underlying data that was submitted by the actuary to the New York Workers' Compensation Board. The New York Workers' Compensation Board also received testimony from the third-party actuary. We also understand that the actuary provided the New York Workers' Compensation Board with a written independent report from another qualified independent actuary who specializes in performing such reviews. This report verified that all actuarial methods used and actuarial judgments made were in accordance with sound actuarial principles and standards. As of the date of this annual report, all testimony and discovery have been completed in the inquiry, we are awaiting a final decision from the New York

Workers' Compensation Board and cannot predict the ultimate outcome of the inquiry. However, as result of this inquiry, the New York Workers' Compensation Board required that the loss reserves for each of the self-insured groups that were reviewed by the third party actuary, including HITNY, undergo an actuarial review by an independent actuarial firm engaged by the New York Workers' Compensation Board.

To the extent the loss reserves for any of the self-insured groups we manage, including those groups in New York which we no longer manage as a result of their election to cease active operations, are insufficient to cover the group's actual losses and loss adjustment expenses, the group will have to adjust its loss reserves which could have a material adverse effect on the groups' financial condition and cash flows and could require the group to assess its members. This could expose us to liability for our management of a group, have a negative impact on our future management of groups, and adversely affect our reputation as a self-insured group manager. Additionally, in the course of run-off, our New York self-insured that have ceased active operations may undergo forensic audits and depending on the results of such audits, the groups' former members may be assessed for any deficits, in which case we may be subject to claims by the groups or their former members regarding our prior management.

We operate as a third party administrator for our New York self-insured groups, which requires a license from the New York Workers' Compensation Board, and our failure to maintain this license could adversely affect our business.

Part of the services we provide our groups in New York includes acting as the group's third party administrator, or TPA. This requires us to be responsible for the administration and defense of the claims of the groups' members. We provide TPA services as part of the management fees we receive from our groups. Operating as a TPA requires us to maintain a license issued by the New York Workers' Compensation Board, which has discretion to deny or revoke TPA licenses for various reasons. If we do not have the requisite TPA license and approval from the New York Workers' Compensation Board or do not comply with applicable regulatory requirements, the New York Workers' Compensation Board could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

After an exchange of correspondence in which the New York Workers' Compensation Board expressed dissatisfaction with our response to a request for certain information relating to the actuarial review of the loss reserves for HITNY, the New York Workers' Compensation Board notified us on February 8, 2008 that a referral had been made for a formal investigation into whether disciplinary action should be taken with regard to our TPA license. We vigorously disagree with the characterizations made by the New York Workers' Compensation Board. The procedure initiated by the New York Workers' Compensation Board is in an investigative stage. We are not able at this time to determine what the outcome of the investigation may be nor what, if any, financial or operational consequences may result form the proceeding.

If we fail to maintain our TPA license or fail to continue offering claims management services to our groups in New York, our ability to maintain a portion of our fee-based management services business could be materially and adversely affected. Moreover, if the New York Workers' Compensation Board decides to suspend or revoke our TPA license, it is also possible that New York Workers' Compensation Board could place restrictions on our ability to perform other group administrator services for our remaining New York group. Regardless of the outcome of New York Workers' Compensation Board's investigation, we expect that revenues from our fee-based management services in New York will be significantly reduced in 2008. We do not currently intend to form any additional self-insurance groups in New York nor are we actively seeking to add additional members to our remaining New York group. If the New York Workers' Compensation Board were to place such restrictions our ability to offer group administrator services to our New York groups, our ability to continue manage our remaining New York self-insured group or effectively re-enter the New York self-insurance group market in the future if market conditions improve may be materially impaired. Additionally, our reputation as a manager of self-insurance groups generally may be negatively impacted in such an event.

We may be deemed to have a conflict of interest in concurrently managing self-insured groups and placing the excess coverage for these groups with Majestic and also providing primary workers' compensation insurance to potential members of the self-insured groups.

We act as the insurance broker for the self-insured groups we manage to assist them with the negotiation and purchase of the required excess and frequency coverage. In the past, this coverage for certain of the self-insured groups we manage has been placed with Majestic and a portion of such coverage has been reinsured by Twin Bridges. In addition, we are currently providing primary workers' compensation insurance policies to businesses that are potential members of the self-insured groups we manage. Although we have fully disclosed these relationships to the board of trustees of the self-insured groups we manage, it is possible that one or more of our groups could conclude that these relationships present an unacceptable conflict of interest. In this event, we could lose all or a substantial portion of our fee-based management services revenue which could have a material adverse effect on our business, financial condition and results of operations.

Our fee-based management services business may expose us to litigation and liability in excess of our current insurance coverage.

The management of our groups exposes us to significant risks. In the past, our fee-based business subsidiaries have been named as defendants in various legal actions in the course of their operations. We may have liability for errors or omissions in the services we perform. We may also be liable to our groups, third parties and governmental authorities for, among other things, fines, penalties and regulatory actions. Adverse judgments in multiple lawsuits could require us to pay significant damage amounts in the aggregate. These liabilities may exceed our insurance coverage and financial resources. We cannot assure you that our insurance will be sufficient to cover the liabilities we may incur or that we will be able to maintain insurance at reasonable rates or at all. If our policies are terminated and do not contain retroactive coverage, we will not be insured for claims made after the termination of coverage even if these claims are based on events or acts that occurred during the term of the policy. In such an event, we could be exposed to liability which could have a material adverse effect on our business, financial condition and results of operations.

Risks Generally Applicable to our Business and Industry

Our revenues and results of operation may fluctuate as a result of many factors, including the cyclical changes in the insurance and reinsurance industry, which may cause the price of our common stock to be volatile.

The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

- competition;
- rate increases and decreases;
- volatile and unpredictable developments, including frequency of occurrence or severity of catastrophic and other loss events;
- changes in the availability of reinsurance capacity and capital capacity;
- rising loss costs that we cannot anticipate at the time we or our groups price insurance products; and
- other general economic and social conditions.

The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus, which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry, characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. The supply of insurance and reinsurance may increase, either due to capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates and additional competition for business.

During 1998, 1999 and 2000, the workers' compensation insurance industry experienced substantial pricing competition, and this pricing competition greatly affected the ability of providers to increase premiums. Beginning in 2001, there was a decrease in pricing competition in the industry, which enabled insurers to raise rates. More recent legislative reforms in many states, including California Bill 899 passed in April 2004 and New York's 2007 Workers' Compensation Reform Act passed in March 2007, however, have caused premium rates to decrease. The pricing competition has affected our ability to raise rates on our primary workers' compensation insurance products. In addition, because our self-insured groups do not have capital and surplus, they do not have the ability to provide coverage at rates that produce a loss after considering investment income and available reinsurance. As a result, our groups may lose members and experience a reduction in their premium revenues during periods of inadequate market pricing.

The supply of insurance may increase, either by capital provided by new entrants or by the commitment of addition capital by existing insurers, which may cause prices to continue to decrease or remain flat. The insurance and reinsurance market is also subject to intense competition with the rate changes. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. If rates continue to decrease and competition continues to increase, this could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

The workers' compensation insurance market is highly competitive and, except for regulatory considerations, has very few barriers to entry. We and the self-insured groups we manage compete with many companies and other underwriting organizations in the workers' compensation insurance business. Many of the insurance companies we compete against have more capital, name and brand recognition and marketing and management resources than we or the groups we manage have. Many of our competitors have offered, and may continue to offer, workers' compensation insurance combined with other insurance coverage. Some of our competitors offer workers' compensation insurance on a multi-state basis. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours, we could lose market share and our business, financial condition and results of operations could be adversely affected as a result.

Negative developments in the workers' compensation insurance industry could adversely affect our financial condition and results of operations.

We offer only workers' compensation insurance products. As a result of this concentration, negative developments in the economic, competitive or regulatory conditions affecting the workers' compensation insurance industry could have a material adverse effect on our financial condition and results of operations. Negative developments in the workers' compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell other types of insurance. If continued rate declines impair profitability, in any of the states in which we operate, we may elect to reduce the amount of premiums written in such states. If our competitors offer products at prices lower than we believe would be profitable, we may decline to compete at those lower prices and our premium levels could be reduced. Many of our competitors are multi-line carriers that can price the workers' compensation insurance that they offer at a loss in order to obtain other lines of business at a profit. As we offer only workers' compensation insurance products, we must make a profit on this business and will not lower our price to obtain business below a price that we believe will be profitable for us.

The insurance business is subject to extensive regulation that limits the way we can operate our business.

We are subject to extensive regulation by the California Department of Insurance and the Bermuda Monetary Authority and other insurance regulatory agencies in each state in which we are licensed. The self-insured groups we manage are subject to extensive regulation by the California Department of Industrial Relations and the New

York State Workers' Compensation Board. These regulatory agencies have broad regulatory powers designed primarily to protect policyholders and their employees, not our shareholders.

Regulations vary from jurisdiction, but typically address or include:

- approval of premium, contribution and funding rates;
- ratios of assets to liabilities, credit and risk reserves, net worth levels and standards of solvency;
- formation of self-insured groups and licensing as a third-party claims administrator;
- limits on the size and nature of risks assumed and retained;
- reserves for unearned premium, losses and other purposes;
- periodic audits and other regulatory reviews of financial statements;
- annual reporting and disclosure agreements;
- limitations on our ability to transact business with our affiliates;
- regulation of mergers, acquisitions and divestitures;
- compliance with various licensing requirements and approvals that affect our ability to do business;
- approval or rejection of policy coverage and endorsements;
- limitations on our investments and dividends;
- assessment requirements for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies; and
- compliance with medical privacy laws.

Insurance departments and state workers' compensation or similar boards also conduct periodic examinations of the affairs of the insurance companies and groups they regulate and require the filing of periodic, annual and other reports relating to financial condition, approval of new members, groups and other matters. Moreover, the NAIC and the state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and proposals for new laws. Such laws, regulations or interpretations by NAIC or state insurance regulators may be more restrictive or result in higher costs to us and the groups we manage.

Regulatory authorities have broad discretion to deny or revoke licenses or suspend underwriting of business for various reasons, including the violation of regulations. We intend to base some of our practices on our interpretations of regulations or practices that we believe are generally accepted by the insurance industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we, or the groups we manage, do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us or the groups we manage from carrying on some or all of our or their activities, or otherwise impose penalties. In such an event, our reputation as well as our ability to operate our business would be materially and adversely affected.

Our ability to transact business with our affiliates and to enter into mergers, acquisitions and divestitures involving Majestic is limited by the requirements of the insurance holding company laws in California. To comply with these laws, we are required to file notices with the California Department of Insurance to seek its approval at least 30 days before engaging in any inter-company transactions, such as sales, purchases, exchanges of assets, loans, extensions of credit, cost sharing arrangements and extraordinary dividends or other distributions to shareholders. Under these holding company laws, any change of control transaction also requires prior notification and approval. Because these governmental agencies may not take action or give approval within the thirty day period, these notification and approval requirements may subject us to business delays and additional business expense. If we fail to give these notifications, we may be subject to significant fines and penalties and damaged working relations with these governmental agencies.

Twin Bridges is subject to regulation and supervision in Bermuda. Among other matters, Bermuda statutes, regulations and policies of the Bermuda Monetary Authority require Twin Bridges to maintain minimum levels of statutory capital, statutory capital and surplus, and liquidity, to meet solvency standards, to obtain prior approval of certain issuances and transfers of shares as well as to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict Twin Bridges' ability to assume reinsurance, to make certain investments and to distribute funds. We cannot predict whether any change to these regulations will materially and adversely affect our business.

Moreover, the offshore insurance and reinsurance regulatory markets have long been the subject of scrutiny by federal and state legislative and regulatory bodies. This scrutiny has led to a number of legislative and regulatory initiatives designed to make it more difficult for offshore companies to transact business with U.S. persons. If Twin Bridges were to become subject to any U.S. federal or state law or regulation, Twin Bridges may be required to post deposits or maintain minimum surplus and may be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Compliance with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance products may not be known until many years after the coverage is initiated. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we underwrote underlying coverage.

Our geographic concentration ties our performance to the business, economic and regulatory conditions in California and New York.

Our primary insurance business is concentrated in California which represented 78% of our primary insurance segment net earned premiums for the year ended December 31, 2007. Our self-insured groups are located in New York and California, which represented 69% and 31% of our fee based revenues, respectively, for the year ended December 31, 2007. Unfavorable business, economic or regulatory conditions in either of those two states could negatively impact our business, and, consequently, we are exposed to economic and regulatory risks that are greater than the risks faced by insurance companies that conduct business over a greater geographic area.

The California workers' compensation market, for example, has been characterized by strong fluctuations during the last decade. High competition among insurers during the 1990's led to significant rate reductions which in turned resulted in multiple insolvencies of insurance companies focused on the California workers' compensation market and forced a large number of insurers to withdraw from the market completely. California also increased the benefits payable to injured workers in January 2003. In response to this negative market environment, California regulators issued a number of decisions increasing the advisory pure premium rates and the California legislature enacted a series of reforms of the California workers' compensation law which had a net effect of reducing insurer loss costs. For a discussion of the current industry trends in California, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations below under the heading "Drivers of Profitability — Industry Trends."

The New York workers' compensation market had remained relatively stable until this year with the adoption of the 2007 Workers' Compensation Reform Act in March 2007. This legislative change was intended to create a significantly less expensive system of workers' compensation in New York while increasing the weekly benefits paid to injured workers. Following an analysis of the impact of the reforms and market trends associated with New York's 2007 Workers' Compensation Reform Act, the New York State Superintendent of Insurance ordered that overall policyholders' costs for workers' compensation were to be reduced by 20.5% effective October 1, 2007, which included both changes in the workers' compensation rates set by the New York State Workers' Compensation Board as well as a change to the New York State Assessment.

Because our business is concentrated in California and New York, the occurrence of one or more catastrophic events or other conditions affecting losses in these states could have a material adverse effect on our results of operation or financial condition. We may be exposed to economic and regulatory risks or risk from natural perils that are greater than the risks associated with greater geographic diversification.

If we cannot sustain our relationships with our independent agents and brokers, we may be unable to operate profitably.

We market and sell our workers' compensation insurance products solely through independent agents and brokers. We do not have an exclusive relationship with these independent agents and brokers. They are not obligated to promote our insurance products and may sell insurance products offered by our competitors. Many of our competitors have longer relationships with the independent agencies that we use or intend to use. Further, we must offer workers' compensation insurance products that meet the requirements of these agencies and their customers and provide competitive compensation to these agencies. We cannot assure you that we will successfully maintain these relationships, cultivate new ones or be able to meet the future requirements of these independent agents and brokers. In addition, consolidation in the insurance agency and brokerage industry may lead to the loss of one or more of these relationships. The failure to maintain satisfactory relationships with the independent agents from whom we obtain or expect to obtain our business or to develop new relationships would have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital in the future, which may not be available on favorable terms or at all.

Our future capital requirements will depend on many factors, including state regulatory requirements, the financial stability of reinsurers, and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth if the capital of our insurance and reinsurance subsidiaries is insufficient to support future operating requirements and/or cover claims. We are not able to estimate the amount of additional capital we may require in the future or predict the timing of our future capital needs. Any additional equity or debt financing, if available at all, may be available only on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in us would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to our common shares. If we raise capital through the issuance of debt, the incurrence and repayment of any debt could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of our management team and the loss of a key employee could have a material adverse effect on our business.

Our success will depend largely on our continued reliance on the experience and expertise of our senior management, which includes, among others, Daniel G. Hickey, Jr., our Chief Executive Officer, who has more than 16 years of insurance industry experience. Although we have entered into employment agreements with Mr. Hickey and other members of our senior management team, any of our senior managers may terminate his employment with us and seek employment with others who may seek his expertise. The loss of Mr. Hickey's expertise or the expertise of any of our senior management through death, disability or termination of employment could have a material and adverse effect on our business, financial condition and results of operations. We are not the beneficiary of life or disability insurance covering any of our executives, key employees or other personnel.

Our ability to implement our business strategy will also depend on our success in recruiting, retaining and successfully integrating our management team and other personnel. If we are unable to retain employees and to attract and integrate new members of our management team, key employees or other personnel, we may be unable to successfully implement our business strategy in a timely manner. If we are unable to do so or if we were to lose the services of our senior executives or key employees, it could have a material adverse effect on our business, financial condition and results of operations.

Our status as a holding company with no direct operations could adversely affect our ability to meet our debt obligations, pay dividends, make other payments and redeploy capital among our subsidiaries.

CRM Holdings is a holding company that transacts business through its operating subsidiaries, including Majestic, Twin Bridges and CRM. CRM Holdings' primary assets are the capital shares and stock of its operating subsidiaries. Dividends and other permitted distributions from our subsidiaries are expected to be our primary source of funds to meet our ongoing cash requirements and other expenses, and to pay dividends, if any, to our shareholders. Insurance regulations in California restrict the payment of dividends and other distributions by Majestic. Bermuda law and regulations, including Bermuda insurance regulations, restrict the declaration and payment of dividends out of retained earnings, and the making of distributions out of contributed surplus, by Twin Bridges unless certain regulatory requirements are met. For a detailed discussion of these restrictions, please see Item I. Business under the heading "Regulation" above. In addition to these regulatory restrictions, U.S. withholding tax payable on dividends paid to CRM Holdings by our U.S. subsidiaries affects our ability to pay dividends and redeploy capital from our U.S. subsidiaries to our Bermuda operations. Any dividends paid from our U.S. subsidiaries to us would be subject to a U.S. federal withholding tax of 30%. We therefore do not expect to receive dividends from our U.S. subsidiaries for the foreseeable future. The inability of our operating subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements could have a material adverse effect on our business, financial condition and results of operations.

Implementation of our growth strategies is subject to numerous risks and difficulties.

Our continuing growth strategy includes expanding in our existing markets, entering new geographic markets, further developing our independent agency relationships, exploring potential new products, exploring and executing potential acquisitions. Our implementation of these strategies is subject to various risks, including risks associated with our ability to:

- identify, recruit and integrate new independent agents and brokers;
- properly design and price new and existing products and programs;
- identify profitable new geographic markets and product lines to enter;
- obtain necessary licenses and regulatory approvals;
- consider and identify, as necessary, further acquisition candidates and successfully execute and integrate acquisitions we undertake; and
- identify, hire and train new underwriting and claims handling employees.

We may encounter other difficulties in the implementation of our growth strategies, including unanticipated expenditures and damaged or lost relationships with customers and independent agents and brokers. Our growth strategies include entry into geographic or business markets in which we have little or no prior experience. Any failure by us to manage our growth and to respond to changes in our business could have a material adverse effect on our business and profitability and could cause the price of our common stock to decline.

Our business could be adversely affected by Bermuda employment restrictions.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of a Permanent Resident's Certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. We may not be able to use the services of one or more of our key employees in Bermuda if we are not able to obtain work permits for them, which could have a material adverse effect on our business. We have obtained non-resident work permits for our key employees. If we are unable to renew the work permits for these employees or to obtain work permits for any new employees, we may not be able to conduct our business operations fully or efficiently and our business, financial condition and results of operations would be adversely affected.

Risks Related to Our Common Shares

Future sales of common shares by our directors, officers, affiliates and other shareholders may adversely affect the price, and the future issues of shares under our employee incentive plans may lower the price, of our common shares.

We cannot predict what effect, if any, future sales of our common shares, or the availability of shares for future sale, will have on the trading price of our common shares. Future sales of common shares by our directors, officers, affiliates and other shareholders, or the perception that such sales may occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you determine appropriate. In addition, additional common shares may be issuable pursuant to our 2005 Long-Term Incentive Plan and 2007 Employee Stock Purchase Plan, pursuant to which we have reserved an aggregate of up to 1,700,000 common shares for issuance. The issuance of shares under these plans will result in a dilution of your investment.

Provisions in our charter documents may reduce or increase the voting power associated with our common shares and thereby affect your voting rights.

Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.9% of the total voting power represented by our then outstanding shares. Our bye-laws provide, generally, that any shareholder owning, directly, indirectly or, in the case of any U.S. person, by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder's control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the U.S. Internal Revenue Code, or the Code) or, in the case of a U.S. person, constructively (within the meaning of Section 958(b) of the Code). A similar limitation is to be applied to shares held directly by members of a related group. A related group means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes will generally be applied proportionately among members of the shareholder's control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause any person to hold more than 9.9% of the total voting power of our shares.

The attribution rules with respect to a control group will not apply to Daniel G. Hickey, Sr. and Daniel G. Hickey, Jr. Accordingly, the voting rights of each of Mr. Hickey, Sr. and Mr. Hickey, Jr. will be limited to 9.9% on an individual basis and not on a joint and aggregate basis.

Under these provisions, some shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

As a result of any reduction in the votes of other shareholders, your voting power might increase above 5% of the aggregate voting power of the outstanding shares, which may result in your becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act.

We also have the authority to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated pursuant to the bye-laws. If a shareholder fails to respond to a request for information from us or submits incomplete or inaccurate information (after a reasonable cure period) in response to a request, we, in our reasonable discretion, may reduce or eliminate the shareholder's voting rights.

Anti-takeover provisions in our bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.

Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.

Examples of provisions in our bye-laws that could have such an effect include the following:

- election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;
- the total voting power of any shareholder owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and
- our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, if as a result of the transfer a shareholder would own more than 9.9% of our common shares, or if the instrument of transfer is in favor of more than five persons jointly.

U.S. persons who own our common shares may have more difficulty protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight those differences, we have set forth below a summary of certain significant provisions of the Companies Act, including, where relevant, information on our bye-laws, which differ in certain respects from the provisions of Delaware corporate law. Further, under certain circumstances, our bye-laws impose greater restrictions on us than required by the Companies Act. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Shareholders' Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence a derivative action in the name of a company where the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of such company's memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The successful party in such an action generally would be able to recover a portion of the attorney's fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any director or officer or any person appointed to any committee by the board of directors or resident representative for any action or failure to act in the performance of his duties, except such waiver shall not extend to any claims or rights of action that would render the waiver void pursuant to the Companies Act and arise out of fraud or dishonesty on the part of such person or with respect to the recovery of any gain, personal profit or advantage to which such person is not legally entitled. Conversely, class actions and derivative actions generally are available to shareholders under Delaware corporate law, for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions under Delaware corporate law, the court has discretion to permit the winning party to recover attorney's fees in connection with such action.

Indemnification of Directors and Officers. Under Bermuda law and our bye-laws, we will indemnify our directors or officers or any person appointed to any committee by the board of directors and any resident representative (and their respective heirs, executors or administrators) against all actions, costs, charges, liabilities, loss, damage or expense, to the fullest extent permitted by law, incurred or suffered by such officer, director or other person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty on the part of such director, officer or other person. Under Bermuda law, a company pursuant to (a) the terms of its bye-laws, or (b) a contract or arrangement between the company and any director, officer or auditor, may advance moneys to any director, officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud dishonesty is proved against them. In general, under Delaware corporate law, U.S. companies may limit the personal liability of their directors as long as they acted in good faith and reasonably believed their actions were not opposed to the best interests of the company and, with regard to criminal actions or proceedings, without knowing violation of law.

We are a Bermuda company and it may be difficult for you to enforce judgments against us.

We are a Bermuda company and a significant portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for shareholders to affect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not United States) law.

In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Risks Related to Taxation

CRM Holdings and its non-U.S. subsidiaries may be subject to U.S. federal income taxation.

If CRM Holdings or any of our non-U.S. subsidiaries, including Twin Bridges, were treated as engaged in a trade or business in the United States, that entity could be subject to U.S. income and branch profits tax on all or a portion of the income that is effectively connected with such trade or business. We intend to operate in a manner such that neither CRM Holdings nor any of our non-U.S. subsidiaries will be treated as being engaged in a trade or business in the United States. Accordingly, we do not believe that CRM Holdings or any of our non-U.S. subsidiaries are or will be subject to U.S. federal income taxation on net income. However, this determination is essentially factual in nature, and there are no definitive standards as to what activities constitute being engaged in a trade or business within the United States. Accordingly, there can be no assurance that the U.S. Internal Revenue Service, or IRS, would not find that CRM Holdings or any of our non-U.S. subsidiaries is engaged in a trade or business in the

United States. Any liability for income or branch profits tax resulting from such finding could materially adversely affect our results of operations.

Even if CRM Holdings and our non-U.S. subsidiaries are not treated as being engaged in a trade or business in the United States, we may be subject to U.S. federal income tax on certain fixed or determinable annual or periodical gains, profits, and income (such as dividends and certain interest on investments) derived from sources within the United States.

Any of our U.S. subsidiaries may be deemed a "personal holding company" and subject to additional U.S. federal income tax.

Any of CRM Holdings' U.S. subsidiaries might be subject to additional U.S. federal income tax on a portion of its income if it is considered a personal holding company for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares by value could be deemed to be owned (taking into account indirect and constructive ownership) by five or fewer individuals and whether 60% or more of such subsidiary's adjusted ordinary gross income consists of "personal holding company income," which is, in general, certain forms of passive and investment income. We believe based upon information made available to us regarding our existing shareholder base that none of CRM Holdings' U.S. subsidiaries should be considered a personal holdings company for U.S. federal income tax purposes. In addition, we intend to manage our business to minimize the possibility that we will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate common share ownership (i.e., as determined by the constructive ownership rules for personal holdings companies), we cannot be certain that any of CRM Holdings' subsidiaries will not be considered a personal holding company or that the amount of U.S. tax that would be imposed in that case would be immaterial

Shareholders who are U.S. persons may recognize income for U.S. federal income tax purposes on our undistributed earnings.

Shareholders who are U.S. persons may recognize income for U.S. federal income tax purposes on our undistributed earnings if we are treated as a controlled foreign corporation or a passive foreign investment company or if we have generated more than a permissible amount of related person insurance income. In addition, gain on the disposition of our common shares may be treated as dividend income.

Controlled Foreign Corporation. Each "10% U.S. Shareholder" of a foreign corporation that is a controlled foreign corporation for an uninterrupted period of thirty days or more during a taxable year, and that owns shares in the controlled foreign corporation directly or indirectly through foreign entities on the last day of the corporation's taxable year on which such corporation was a controlled foreign corporation, must include in its gross income for U.S. federal income tax purposes its pro rata share of the controlled foreign corporation's "subpart F income," even if the subpart F income is not distributed. Subpart F income generally includes, among other things, investment income such as dividends, interest and capital gains, and income from insuring risks located outside the insurer's country of incorporation. A foreign corporation is considered a controlled foreign corporation if "10% U.S. Shareholders" own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Code, that owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote. For purposes of taking into account subpart F income consisting of insurance income, a controlled foreign corporation also includes a foreign corporation of which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts generating subpart F income exceeds 75% of the gross amount of premiums or other consideration in respect of all risks. It is expected that all of Twin Bridges' income will be considered subpart F insurance income. For purposes of determining whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, and therefore whether a corporation is a controlled foreign corporation, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor.

CRM Holdings' bye-laws contain provisions that impose limitations on the concentration of voting power of its shares. Accordingly, based upon these provisions and the dispersion of our share ownership, we do not believe that we have any 10% U.S. Shareholders. It is possible, however that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

Passive Foreign Investment Company. We do not intend to conduct our activities in a manner that would cause us to become a passive foreign investment company. However, it is possible that we could be deemed a passive foreign investment company by the IRS. If we were considered a passive foreign investment company it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater tax liability than might otherwise apply or subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the passive foreign investment company provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be issued in the future. We cannot predict what impact, if any, this guidance would have on a shareholder that is subject to U.S. federal income taxation. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a passive foreign investment company for any year.

Related Person Insurance Income. If Twin Bridges' gross related person insurance income equals or exceeds 20% of its gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Twin Bridges and U.S. persons are considered to own in the aggregate 25% or more of the stock of Twin Bridges by vote or value, then a U.S. person who owns any of our shares directly or indirectly through foreign entities on the last day of Twin Bridges' taxable year on which it is a controlled foreign corporation would be required to include in its income for U.S. federal income tax purposes the shareholder's pro rata share of Twin Bridges' related person insurance income for the U.S. person's taxable year that includes the end of Twin Bridges' taxable year determined as if such related person insurance income were distributed proportionately to such U.S. shareholders at that date regardless of whether such income is distributed. In addition any related person insurance income that is includible in the income of a U.S. tax-exempt organization will be treated as unrelated business taxable income. The amount of related person insurance income earned by Twin Bridges (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Twin Bridges or any person related to such shareholder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by Twin Bridges.

Although we do not expect our gross related person insurance income to equal or exceed 20% of our gross insurance income in the foreseeable future, some of the factors which determine the extent of related person insurance income in any period may be beyond Twin Bridges' control. Consequently, Twin Bridges' gross related person insurance income could equal or exceed 20% of its gross insurance income in any taxable year and ownership of its shares by direct or indirect insureds and related persons could equal or exceed the 20% threshold described above.

The related person insurance income rules provide that if a shareholder that is a U.S. person disposes of shares in a foreign insurance corporation that has related person insurance income (even if the amount of related person insurance income is less than 20% of the corporation's gross insurance income or the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to related person insurance income). In addition, such a shareholder will be required to comply with reporting requirements, regardless of the amount of shares owned by the shareholder. We believe that these rules should not apply to dispositions of our shares because CRM Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the applicable proposed regulations may be promulgated in final form in a manner that would cause these rules to apply to dispositions of our shares.

Changes in U.S. federal income tax law could materially adversely affect an investment in our common shares.

Legislation is periodically introduced in the U.S. Congress intended to eliminate some perceived tax advantages of companies (including insurance and reinsurance companies) that have legal domiciles outside the United State but have certain U.S. connections. For example, on September 26, 2007, the U.S. Senate Committee on Finance conducted a hearing concerning the tax issues connected with the offshore reinsurance industry. While we believe there are no currently pending legislative proposal from this hearing or otherwise which, if enacted, would have a material adverse impact on us or our shareholders, it is possible that legislative proposals could emerge in the future that could have an adverse impact on us or our shareholders.

CRM Holdings could be considered a U.S. corporation for U.S. federal income tax purposes, and thus subject to U.S. tax on its worldwide income (including current income of Twin Bridges), if the value of Twin Bridges at the time of our restructuring did not exceed 20% of the total value of CRM, CRM CA, Eimar and Twin Bridges at that time.

The American Jobs Creation Act of 2004 provides that, if a foreign corporation acquires substantially all of the assets of a U.S. corporation, and 80% or more of the stock of the foreign corporation (excluding new stock issued in a public offering related to the acquisition) is owned by former shareholders of the U.S. corporation by reason of their ownership of the U.S. corporation, the foreign corporation will be considered a U.S. corporation for U.S. federal income tax purposes. In our restructuring, the former owners of CRM and Eimar contributed all of their interests in CRM and Eimar to CRM USA Holdings in return for all of the common stock of CRM USA Holdings. The former owners of CRM and Eimar then contributed all of their CRM USA Holdings shares to us in exchange for 6,372,425 of our common shares. In addition, in our restructuring, the former owners of Twin Bridges contributed all of their shares in Twin Bridges to us in exchange for 3,874,690 of our common shares. As a result of these exchanges, the former owners of CRM, Eimar and Twin Bridges acquired 9,457,115 of our common shares and 790,000 of our Class B shares in our restructuring.

Based on discussions with our professional advisors at the time of our restructuring, we believe that the former owners of CRM and Eimar did not obtain 80% or more of the stock of CRM Holdings (excluding the stock sold in our initial public offering) by reason of their ownership of CRM and Eimar (i.e., we believe that Twin Bridges was worth more than 20% of the combined value of CRM, CRM CA, Eimar and Twin Bridges). We cannot assure you that the IRS will agree with our conclusions. If the IRS successfully challenges our conclusions, CRM Holdings would be subject to United States federal income tax on its worldwide income at the rate applicable to U.S. corporations, which is currently 35%, rather than being subject to tax on only certain U.S. source income and income effectively connected with a U.S. trade or business. However, in that case, dividends paid to CRM Holdings by its U.S. subsidiaries would not be subject to any U.S. federal income tax, nor would they be subject to the 30% U.S. federal withholding tax. The tax liability that would result if CRM Holdings is treated as a U.S. corporation for U.S. federal income tax purposes could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to taxes in Bermuda after March 28, 2016.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda has given each of CRM Holdings and Twin Bridges an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to CRM Holdings or Twin Bridges or any of their operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

We lease our principal executive offices in Hamilton Bermuda, which also houses our reinsurance operations. Our U.S. executive offices are located in leased premises of approximately 34 thousand square feet in Poughkeepsie, New York, which we moved into on December 17, 2007. We operate our primary insurance east coast operations and fee based management services from these offices. We have an option to purchase the building during the first two years of our lease for the fair market value of the property, which will not be less than $3.5 million plus the costs incurred by the landlord in developing and constructing the building. Our west coast primary insurance operations are located in leased premises of approximately 26 thousand square feet in San Francisco, California, which we moved into in October 29, 2007. We also rent additional office for our primary insurance and fee based operations in five other locations. We believe that such leased properties are suitable and adequate for our current business operations.

ITEM 3. *LEGAL PROCEEDINGS*

After an exchange of correspondence in which the New York Workers' Compensation Board expressed dissatisfaction with the Company's response to a request for certain information relating to the audit of loss reserves for the self-insured groups administered by CRM, the New York Workers' Compensation Board notified the Company on February 8, 2008 that a referral had been made for a formal investigation into whether disciplinary action should be taken by the New York Workers' Compensation Board with regard to CRM's third party administrator's license. We vigorously disagree with the characterizations made by the New York Workers' Compensation Board. The procedure initiated by the New York Workers' Compensation Board is in the investigative stage. We are not able at this time to determine what the outcome of the investigation may be nor what, if any, financial or operational consequences may result form the proceeding.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matter was submitted to a vote of our shareholders during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common shares began trading on December 21, 2005 on the NASDAQ Global Select Market under the symbol CRMH. As of December 31, 2007, there were approximately 11 holders of record of our common shares and 1 holder of record of our Class B shares. Prior to December 21, 2005, there was no public market for our common shares.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common shares as reported on the NASDAQ Global Select Market:

	2007		2006	
Period	**High**	**Low**	**High**	**Low**
First Quarter	$8.98	$7.67	$15.00	$11.45
Second Quarter	$8.90	$7.50	$11.69	$10.10
Third Quarter	$7.67	$6.02	$10.43	$ 6.81
Fourth Quarter	$8.35	$6.17	$10.10	$ 7.25

Dividend Policy

We have never paid cash dividends on our common shares. We currently intend to retain any future earnings to finance our operations and growth. As a result, we do not expect to pay any cash dividends on our common shares for the foreseeable future. Any future determination to pay cash dividends on our common shares will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory or other restrictions on the payment of dividends by our subsidiaries to CRM Holdings, and other factors that our board of directors deems relevant.

CRM Holdings is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends, which are discussed in greater detail above in Item 1. Business under the heading "Regulation." In addition to these regulatory restrictions, U.S. withholding tax payable on dividends paid to CRM Holdings by our U.S. subsidiaries affects our ability to pay dividends. Any dividends paid from our U.S. subsidiaries to us would be subject to a U.S. federal withholding tax of 30%.

CRM Holdings' ability to pay dividends is subject to restrictions contained in the Companies Act. Under the Companies Act, we may declare or pay a dividend out of CRM Holdings' retained earnings, or make a distribution out of contributed surplus, only if we have reasonable grounds for believing that CRM Holdings is and, after the payment of such dividends, will be able to pay its liabilities as they become due and if the realizable value of its assets would thereby not be less than the aggregate of its liabilities and issued share capital and share premium accounts

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	332,764(1)	—	1,241,540(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	332,764(1)	—	1,241,540(2)(3)

(1) The number of securities to be issued upon the exercise of outstanding options, warrants and rights are exclusively restricted shares. These awards are not reflected in column (b) as they do not have any exercise price.

(2) As of December 31, 2007, there were 1,062,073 shares remaining of a total of 1,500,000 authorized under the 2005 Long-Term Incentive Plan. Included in the 1,062,073 shares are 83,839 of shares forfeited by former employees of the Company. No more than 1,000,000 shares may be issued upon exercise of incentive stock options under the 2005 Long-Term Incentive Plan.

(3) As of December 31, 2007, there were 179,467 shares remaining of a total of 200,000 authorized under the 2007 Employee Stock Purchase Plan.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on our common shares with the cumulative total return of the NASDAQ Stock Market (U.S.) Index and the NASDAQ Insurance Index. The comparison assumes $100 was invested on December 21, 2005 in our common shares and in each of the foregoing indices and assumes reinvestment of dividends monthly. The initial measurement point was December 21, 2005, being the first trading day our common shares were publicly traded after our initial public offering.

COMPARISON OF 2 YEAR CUMULATIVE TOTAL RETURN*
Among CRM Holdings Ltd., The NASDAQ Composite Index
And The NASDAQ Insurance Index



$140
$120
$100
$80
$60
$40
$20
$0
12/05 12/05 1/06 2/06 3/06 4/06 5/06 6/06 7/06 8/06 9/06 10/06 11/06 12/06 1/07 2/07 3/07 4/07 5/07 6/07 7/07 8/07 9/07 10/07 11/07 12/07
CRM Holdings Ltd.
NASDAQ Composite
NASDAQ Insurance

*$100 invested on 12/21/05 in stock or 11/30/05 in index-including reinvestment of dividends. Fiscal year ending December 31.

ITEM 6. *SELECTED FINANCIAL DATA*

The following table sets forth our selected historical consolidated financial information for the periods ended and as of the dates indicated. For the periods prior to our restructuring and initial public offering, the accompanying financial statements include the combined financial statements of CRM, CRM CA and Eimar, which are limited liability companies, and Twin Bridges. The combined financial statements for the periods prior to the restructuring are referred to as "consolidated" in the financial statements and information included in this annual report. For periods including and subsequent to our restructuring and initial public offering, the financial statements and information included in this annual report include, on a consolidated basis, the accounts of CRM Holdings and its subsidiaries.

The selected consolidated income statement information for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet information as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement information for the year ended December 31, 2004 and 2003 and the selected consolidated balance sheet information as of December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements not included in this annual report. The selected unaudited consolidated balance sheet information as of December 31, 2002 is derived from our unaudited financial statements not included in this annual report.

The historical results are not necessarily indicative of results to be expected in any future period. You should read the following selected consolidated financial information in conjunction with the information contained in this annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this annual report. Many factors may cause our actual results to differ materially from the financial information and results presented below including, but not limited to, those factors discussed in "Risk Factors."

Selected Consolidated and Combined Income Statement Information	Years Ended December 31, 2007	2006	2005	2004	2003
	(In thousands except for per share data)				
Revenues					
Net premiums earned	$116,843	$30,702	$ 8,362	$ 5,110	$ 253
Fee-based management services	32,356	39,997	36,495	27,656	20,821
Investment income	11,381	4,277	(18)	54	16
Total revenues	160,580	74,976	44,839	32,820	21,090
Expenses					
Losses and loss adjustment expenses	63,661	10,490	3,584	2,528	168
Fees paid to general agents and brokers	10,195	10,935	11,490	9,508	7,830
Selling, general and administrative expenses	43,928	28,937	19,847	13,440	9,240
Policy acquisition costs and other expenses	21,042	8,782	2,580	1,538	121
Total expenses	138,826	59,144	37,501	27,014	17,359
Income before taxes	21,754	15,832	7,338	5,806	3,731
Provision for income taxes	1,612	1,576	63	—	—
Net income	$ 20,142	$14,256	$ 7,275	$ 5,806	$ 3,731
Basic and fully diluted earnings per share(1)	$ 1.24	$ 0.88	$ 0.70	$ 0.57	$ 0.36
Pro forma cash dividends declared per common share(1)	$ n/a	$ n/a	$ 0.76	$ 0.37	$ 0.66
Weighted average common shares outstanding(1)	16,289	16,247	10,428	10,247	10,247
Weighted average fully diluted shares outstanding(1)	16,307	16,247	10,431	10,247	10,247

(1) For the period prior to the IPO, the 10,247,115 shares of common and Class B shares of the Company issued to the former owners of the pre-restructuring entities and Twin Bridges are assumed to be outstanding for all period presented.

Selected Consolidated and Combined Balance Sheet Information	December 31, 2007	2006	2005	2004	2003
			(In thousands)		
ASSETS					
Cash and cash equivalents	$ 33,477	$ 21,546	$67,923	$ 1,584	$ 767
Cash and cash equivalents, restricted	809	6,546	885	4,391	1,000
Investments	267,212	206,768	8,185	—	—
Premiums receivable	13,151	17,806	2,648	3,758	2,140
Reinsurance recoverable	38,584	30,749	—	—	—
Other receivables	7,766	7,897	2,058	41	90
Deferred policy acquisition costs	623	1,143	442	1,413	824
Deferred income taxes	7,473	6,803	5	—	—
Goodwill	2,749	2,695	—	—	—
Other assets	7,551	4,400	1,761	1,537	1,061
Total assets	$379,395	$306,353	$83,907	$12,724	$ 5,882
LIABILITIES AND SHAREHOLDERS' AND MEMBERS EQUITY (DEFICIT)					
Reserves for losses and loss adjustment expenses	$188,848	$153,622	$ 6,280	$ 2,696	$ 168
Reinsurance payable	5,001	1,538	—	—	—
Unearned premiums	8,853	8,080	1,494	4,780	2,785
Unearned management fees and commissions	261	613	1,319	3,005	2,861
Long-term debt and other secured borrowings	44,084	44,115	83	158	285
Accrued IPO costs	—	—	2,411	—	—
Other accrued expenses	24,810	14,741	3,390	1,197	947
Total liabilities	271,857	222,709	14,977	11,836	7,046
Members' deficit in pre-restructuring LLCs	—	—	—	(947)	(2,113)
Common stock and paid-in capital of Twin Bridges	—	—	—	1,000	1,000
Common stock, $0.01 par value per share, 50 billion shares authorized, 16.0 and 15.5 million common shares issued and outstanding	160	155	155	—	—
Class B shares, 0.4 and 0.8 million shares issued and outstanding	4	8	8	—	—
Additional paid-in capital	68,192	66,566	66,056	—	—
Retained earnings(deficit)	37,115	16,973	2,717	835	(51)
Accumulated other comprehensive gain (loss), net of tax	2,067	(58)	(6)	—	—
Total shareholders' and members' equity (deficit)	107,538	83,644	68,930	888	(1,164)
Total liabilities and shareholders' and members' equity	$379,395	$306,353	$83,907	$12,724	$ 5,882

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes included in Item 8 of this annual report. We caution you that our results of operation for prior periods are not indicative of the actual results that may be achieved in future periods. In addition, some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors may cause our actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in "Risk Factors." You should read the information under "Risk Factors" as presented in Item 1A for information about material risks and uncertainties that affect us, our business and our common shares and the cautionary note regarding "Forward-Looking Statements" which precedes Item 1 in this annual report.

Overview

We are a provider of workers' compensation insurance products. Our main business activities include underwriting primary workers' compensation policies, underwriting workers' compensation reinsurance and excess insurance policies, and providing fee-based management and other services to self-insured entities. We provide primary workers' compensation insurance to employers in California, Arizona, Florida, Nevada, New Jersey, New York, and other states. We reinsure some of the primary business we underwrite and provide excess workers' compensation coverage for self-insured organizations. Finally, we provide fee-based management services to self-insured groups in California and New York.

We report our business in the following four segments: (1) primary insurance; (2) reinsurance; (3) fee-based management services; and (4) corporate and other. Our primary insurance segment was added with our acquisition of Embarcadero on November 14, 2006. Our consolidated financial statements include the results of CRM Holdings and its subsidiaries. Embarcadero's assets, liabilities and results of operations are included in our results beginning November 14, 2006.

Drivers of Profitability

Industry Trends

Our business segments are affected by the trends of the workers' compensation insurance market. The workers' compensation insurance market has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition.

California's Premium Rates. Prior to the recent developments in the California market, we had experienced a downward trending in the premium rates charged by insurers. California Bill 899 was passed in April 2004 with the goal of reducing over time the medical and indemnity costs paid by insurance companies under workers' compensation policies. This legislation allowed insurers to reduce rates. During 2006 and the first half of 2007, the California Insurance Commissioner approved three workers' compensation advisory pure premium rate decreases. The California Insurance Commissioner first approved a 16% rate decrease for policies written after June 30, 2006, followed by a 9% rate decrease for policies written after December 31, 2006, which was followed by another 14.2% rate decrease for policies written after June 30, 2007.

Most recently, the Workers' Compensation Insurance Rating Bureau of California, or "WCIRB," an industry-backed private organization that provides statistical analysis, on October 19, 2007 amended a previous filing with the California Insurance Commissioner to recommend a 5.2% increase in advisory pure premium rates for policies written on or after January 1, 2008. The filing was based on the WCIRB's review of insurer losses and loss adjustment expenses incurred during 2006 and prior accident years and legislative amendments adopted during 2007. However, on November 28, 2007, the California Insurance Commissioner recommended no change to the workers' compensation advisory pure premium rates. The California Insurance Commissioner's decision is advisory only and insurance companies may choose whether or not to adopt the new rates.

New York's Premium Rates. Workers' compensation rates in New York have experienced significant pricing pressure because of declines in the regulatory rates. Following almost two years of relatively stable rates, on July 11, 2007 the New York State Superintendent of Insurance ordered that overall policyholders' costs for workers' compensation were to be reduced by 20.5% effective October 1, 2007. This 20.5% reduction included both changes in the workers' compensation rates set by the New York State Workers' Compensation Board as well as a change to the New York State Assessment. The rate reduction was based upon an analysis of the impact of the reforms and market trends associated with New York's 2007 Workers' Compensation Reform Act signed into law in March 2007, which was intended to create a significantly less expensive system of workers' compensation in New York while increasing the weekly benefits paid to injured workers. The last change to the New York Workers' Compensation rates, prior to this rate reduction, was an increase in July 2005 averaging 5% across all industry groups that took effect in October 2005.

We believe that the self-insured group product that is offered by the self-insured groups which we manage is not as attractive during periods of low premium rates and excess underwriting capacity, as we are currently experiencing in New York, because of the risks associated with the joint and several liability of the members as well as for former members of New York group self-insured programs. The increased market competition and pricing pressure were significant factors, among others, that contributed to seven of our New York self-insured groups electing to voluntarily terminate their active operations during the second half of 2007. We have ceased to manage these self-insured groups which are now being managed by a third-party administrator appointed by the New York Workers' Compensation Board. There can be no assurance that the remaining New York self-insured group which we manage will not elect to cease active operations, particularly in the event that the price erosion in New York becomes more widespread. We expect that revenues from our fee-based management services in New York will be significantly reduced in 2008. We do not currently intend to form any additional self-insurance groups in New York nor are we actively seeking to add additional members to our remaining New York group.

Revenues

Our revenues consist primarily of the following:

Primary Insurance Net Premiums Earned. Primary insurance gross premiums written include all premiums billed by our primary insurance segment during a specified policy period. Premiums are earned over the terms of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining terms of the policies. Primary insurance premiums earned are the elapsed portion of our net premiums written. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers. Gross premiums written is the sum of both direct premiums and assumed premiums before the effect of ceded reinsurance.

Reinsurance Net Premiums Earned. Reinsurance gross premiums written include all gross premiums assumed during a specified policy period. Reinsurance premiums are earned over the terms of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining terms of the policies. These premiums are reported in our reinsurance segment.

Fee-based Management Services Revenue. Our fee-based management service revenues include management fees received from our groups for management and other services. In New York, the fees we receive from our groups are based on a percentage of the workers' compensation rates set by the New York Workers' Compensation Board that are attributable to the members of the groups we manage, and our fees include fees for claims management services. With respect to our groups in California, our fees are based on a percentage of premiums paid to the groups we manage by their members. Our groups in California pay fees for claims management services directly to third party administrators. In addition, we receive fees for medical bill review and case management services provided to the self-insured groups we manage and other third-parties, which are based on the specific services rendered.

Investment Income. Our investment income is dependent upon the average invested assets in our portfolio and the yield that we earn on those invested assets. Our investment yield depends on market interest rates and the credit quality and maturity period of our invested assets. In addition, we realize capital gains or losses on sales of investments as a result of changing market conditions, including changes in market interest rates and changes in the credit quality of our invested assets.

Expenses

Our expenses consist primarily of the following:

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses reflect our best estimate, using various actuarial analyses, of ultimate losses and loss adjustment expenses, net of any reinsurance recoverables, that we expect to incur on each primary insurance and reinsurance contract written. Actual losses and loss adjustment expenses will depend on actual costs to settle our claims. Our ability to accurately estimate ultimate losses and loss adjustment expenses at the time of pricing each primary insurance and reinsurance contract will be a critical factor in determining our profitability.

Policy Acquisition Costs. Policy acquisition costs consist principally of commissions, premium taxes and certain underwriting and other policy issuance costs related to the production of new and renewal business.

Fees Paid to General Agents and Brokers. Fees paid to general agents and brokers consist primarily of commissions paid to general agents and brokers for binding the coverage of members in the self-insured groups we manage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel expenses, professional fees and other operating costs.

Income Taxes. CRM USA Holdings and its U.S. subsidiaries are subject to U.S. federal, state and local income taxes, which reduce our net income. CRM Holdings and Twin Bridges have each received an undertaking from the Bermuda government exempting each company from all tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax until March 28, 2016.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in the notes to our audited consolidated financial statements included elsewhere in this annual report.

Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make certain judgments and assumptions in the application of accounting policies used to determine those amounts reported in the consolidated financial statements. The use of different assumptions could produce materially different estimates of the reported amounts. In addition, if factors such as those described in "Risk Factors" cause actual events to differ materially from management's assumptions used in applying the relevant accounting policy, there could be a material adverse effect on our financial condition and results of operations.

We believe that the following are the critical accounting policies used in the preparation of our combined financial statements.

Consolidation Accounting

Our historical consolidated and combined financial information and statements include our accounts as well as those of CRM USA Holdings, CRM, CRM CA, Eimar and Twin Bridges. Combined financial statements are presented for results for periods ended prior to the restructuring, while consolidated financial statements are presented for periods commencing after the completion of the restructuring. All such financial statements are referred to as consolidated in this annual report. Prior to the restructuring, these entities, in substance, had common ownership and common management. The consolidated financial statements included in this annual report have been prepared in conformity with U.S. generally accepted accounting principles. For Twin Bridges and Majestic, this presentation differs from the basis of accounting followed in reporting to insurance regulatory authorities. All significant inter-company transactions and balances have been eliminated in the consolidated financial statements. Embarcadero's assets, liabilities and results of operation are included the Company's results beginning November 14, 2006.

Investments

Our fixed-maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value based on quoted market prices or dealer quotes. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of deferred income taxes to the extent that the underlying investment is held by a taxable entity. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The assessment of whether such impairment has occurred is based on our management's case-by-case evaluation of the underlying reasons for the decline in fair value. Our management also considers the length and severity of the temporary impairment of an investment to determine whether the impairment is other than temporary. Realized gains and losses are determined on the basis of specific identification. Investment income is recognized when earned and includes interest together with amortization of premiums and discounts on fixed maturity securities, dividends from equity securities, investment gains and losses and investment expenses.

Premiums Receivable

Premiums receivable include primary insurance and reinsurance premium amounts due from policyholders. Premiums receivable also include retrospective premiums receivable, which represents the difference between initial premium charges and premiums adjusted to reflect the policyholders' actual loss experience of the insured risk. The allowance for doubtful accounts represents our management's best estimate of uncollectible premiums included in premiums receivable.

At the end of the policy terms, payroll-based premium audits are performed to determine earned premiums for that policy year. Earned but unbilled premiums include estimated future audit premiums and are subject to changes in payrolls, economic conditions and seasonality. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Any such adjustments are included in current operations.

Reinsurance Recoverable

Amounts recoverable from reinsurers are estimated on an individual contract basis, in a manner consistent with the associated reserve for losses and loss adjustment expenses. Included in reinsurance recoverables are paid losses recoverable from reinsurers and prepaid reinsurance premiums to reinsurers. Such recoverables are reported net of any allowance for estimated uncollectible reinsurance recoverables. We evaluate and monitor the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies.

Deferred Policy Acquisition Costs

Policy acquisition costs are comprised of ceding commissions, premium taxes and certain underwriting and other policy issuance costs and are primarily related to the production of new and renewal business. These costs are deferred and amortized as the related insurance and reinsurance premiums are earned or recorded. We consider estimated investment income in determining the recoverability of these costs.

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under SFAS 142, Goodwill and Other Intangible Assets, the Company will test the carrying value of its goodwill for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test.

Reserve for Losses and Loss Adjustment Expenses

The reserve for losses and loss adjustment expenses represents an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses insured pursuant to primary insurance and reinsurance agreements associated with reported claims and claims incurred but not reported, which are unpaid at the balance sheet date. The liability is estimated using actuarial studies of individual case-basis validations, statistical analyses and historical and industry data. We believe that our aggregate liability for losses and loss adjustment expenses represents our best estimate, based upon available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses.

We currently have reserves for losses and loss adjustment expenses for Majestic, our primary insurance subsidiary, and Twin Bridges, our reinsurance subsidiary. For a detailed discussion of our reserve for losses and loss adjustment expenses of our primary insurance and reinsurance segments, see "Item 1 — Business — Primary Insurance Segment — Reserves for Losses and Loss Adjustment Expenses" and "Item 1 — Business — Reinsurance Segment — Reserves for Losses and Loss Adjustment Expenses", respectively, above.

Deferred Taxes

The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

Share-Based Compensation

We account for our stock-based compensation plans using the fair value accounting method prescribed by FAS 123(R), Share-Based Payment. The fair value method requires compensation cost to be measured based on the fair value of the equity instrument at the grant or award date. Stock-based compensation is accrued over the vesting period of the grant or award.

Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), which permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of FAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at the initial recognition of the asset or liability or upon a re-measurement event that gives rise to the new basis of accounting. All subsequent changes in fair value for that instrument are reported in earnings. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be recorded at fair value nor does it eliminate disclosure requirements included in other accounting standards. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FAS 159 on its consolidated financial position, and results of operations.

In September 2006, the FASB issued FASB Statement 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. On December 14, 2007, the FASB issued a proposed FASB Staff Position (FSP) that would amend FAS 157 to delay the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The proposed FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the proposed FSP. On February 12, 2008, the FASB confirmed the aforementioned position and released the final FSP. We are currently evaluating the potential impact, if any, of the adoption of FAS 157 on its consolidated financial position, and results of operations.

In December 2007, the FASB issued FAS 141 (Revised) Business Combinations (FAS 141R). FAS 141R establishes principles and requirements for how the acquirer in a business combination recognizes, measures and reports the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. The pronouncement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt this pronouncement in the first quarter of fiscal 2009, and it will impact any acquisitions consummated subsequent to the effective date.

Results of Operations

The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Revenues			
Net primary insurance premiums earned	$ 91,560	$ 7,736	$ —
Net reinsurance premiums earned	25,283	22,966	8,362
Fee-based management services	32,356	39,997	36,495
Net investment income	11,381	4,277	(18)
Total revenues	160,580	74,976	44,839
Expenses			
Losses and loss adjustment expenses	63,661	10,490	3,584
Net Income	$ 20,142	$14,256	$ 7,275
Earnings per share — basic	$ 1.24	$ 0.88	$ 0.70
Earnings per share — fully diluted	$ 1.24	$ 0.88	$ 0.70
GAAP combined ratio — Primary Insurance Segment			
Loss and loss adjustment expense ratio(1)	62.7%	65.0%	0.0%
Underwriting expense ratio(2)	28.8%	30.4%	0.0%
GAAP combined ratio(3)	91.5%	95.4%	0.0%
GAAP combined ratio — Reinsurance Segment			
Loss and loss adjustment expense ratio(1)	26.5%	23.8%	42.9%
Underwriting expense ratio(2)	21.7%	32.8%	34.3%
GAAP combined ratio(3)	48.2%	56.6%	77.2%

(1) The loss and loss adjustment ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned.

(2) The underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries and benefits by the current year's net premiums earned.

(3) The GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the net underwriting expense ratio.

The following is a discussion of our consolidated results of operations for the three years ended December 31, 2007, 2006 and 2005.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues from the Primary Insurance and Reinsurance Segments. Total net premiums earned increased 281%, or $86.1 million, to $116.8 for the year ended December 31, 2007, from $30.7 million for the year ended December 31, 2006. Of this increase, 97% was attributable to our primary insurance segment as the results of Majestic were not included in the primary insurance segment prior to the November 14, 2006 acquisition. The remaining $2.3 million, or 3%, was attributable to our reinsurance segment.

Net primary insurance premiums earned increased $83.8 million for the year ended December 31, 2007, to $91.6 million from $7.7 million for the year ended December 31, 2006. This increase was the result of our acquisition of Majestic in November 2006. Of the $91.6 million of net primary insurance premiums earned, $10.7 million, or 12%, was due to the Novation Agreement as described in Note 8 to the Notes to Consolidated Financial Statements in Item 8, while $2.2 million, or 2%, was related to net premiums earned on excess workers' compensation policies issued by Majestic to certain of the self-insured groups we manage and other qualified third party self-insured entities. The remaining $78.7 million, or 86%, was related to premiums earned by Majestic's primary workers' compensation insurance policies.

Geographically, California was our largest market during 2007, accounting for approximately $71.4 million, or 78%, of the total net primary insurance premiums earned for December 31, 2007, of which $3.1 million was attributable to policies included in the Novation Agreement. Our new Northeast region is developing business in selected states, focusing on New Jersey and New York. This new region contributed approximately $15.7 million, or 17%, of our net primary insurance premiums earned for the year ended December 31, 2007, of which $7.6 million or 49% was attributable to the Novation Agreement. The remaining four states in our active operating markets accounted for approximately $4.5 million, or 5%, of our net primary insurance premiums earned for the year ended December 31, 2007.

Net reinsurance premiums earned increased 10%, or $2.3 million, for the year ended December 31, 2007, to $25.3 million from $23.0 million for the year ended December 31, 2006. Of this increase, $1.3 million, or 57%, was due to Twin Bridges' participation in the Majestic reinsurance treaty, the addition of third party self-insured entities to the 90% Quota Share Agreement and direct excess policies issued to individual self-insured groups. In addition, five of our California and seven of our New York self-insured groups whose excess insurance policies, which had been previously placed with NY Marine & General, were placed with Majestic during 2007. The renewal of these policies increased the percentages of premiums ceded to Twin Bridges from 70% to 90% pursuant to the 90% Quota Share Agreement. The increase in net reinsurance premiums was somewhat offset by rate decreases in five of our California self-insured groups and attrition in our largest New York self insured group.

Revenues from the Fee-based Management Services Segment. Revenues from fee-based management services decreased 11%, or $4.5 million, for the year ended December 31, 2007, to $35.5 million from $40.0 million for the year ended December 31, 2006. This decrease was partially due to lower commission rates from Majestic in 2007 as compared with commission rates from NY Marine & General in 2006. The 15% commissions that were earned on some excess placements pursuant to the 70% Quota Share Agreement in 2006 were replaced with 10% commissions pursuant to the 90% Quota Share Agreement in 2007. In addition, 29% of the trust members representing 34% of expired premiums of what had been the largest New York self-insured group we manage chose not to renew on April 1, 2007. Subsequently, effective October 1, 2007, this self-insured group ceased active business operations. California fee-based income was lower in 2007 because the rates charged by our groups to their insured members declined by approximately 22%. The rate decline was somewhat offset by increased management fee revenues from our contractor self-insured groups due to increased premium volume.

In 2007, five of our California and seven of our New York self-insured groups have renewed their excess insurance policies previously placed with NY Marine & General with Majestic. Commissions earned on excess placements that were third party commissions under the NY Marine & General agreement are earned from Majestic under the new Majestic agreement. These commissions are reported in the fee-based management services segment and eliminated upon consolidation. For the year ended December 31, 2007, commissions under these Majestic policies of $2.7 million were eliminated against the primary insurance segment's policy acquisition costs.

In the fourth quarter of 2007, Eimar and CRM commenced providing medical bill review services and claims management services, respectively, for Majestic. Fees for these services are reported in the fee-based management services segment and eliminated upon consolidation. For the year ended December 31, 2007, management fees under these agreements of $414 thousand were eliminated against the primary insurance segment's losses and loss adjustment expenses.

Investment Income. Net investment income increased 166%, or $7.1 million, for the year ended December 31, 2007, to $11.4 million from $4.3 million for the year ended December 31, 2006. This increase was primarily due to the inclusion of investment income earned at our primary insurance segment, since the results of Majestic were not included in the primary insurance segment prior to our November 14, 2006 acquisition.

Net investment income includes $520 thousand of interest income earned by Twin Bridges on funds withheld by Majestic under the 90% Quota Share Agreement. For the year ended December 31, 2007, interest income on funds withheld reported in the reinsurance segment was eliminated against interest expense reported in the primary insurance segment.

Losses and Loss Adjustment Expenses. Total losses and loss adjustment expenses increased $53.2 million to $63.6 million for the year ended December 31, 2007, from $10.5 million for the year ended December 31, 2006. Of this increase, $52.4 million was attributable to our primary insurance segment, as the results of Majestic were not included in our primary insurance segment prior to our November 14, 2006 acquisition. An increase of $1.2 million, or 2.3%, was attributable to our reinsurance segment, and $414 thousand of intercompany losses and loss adjustment expenses were eliminated against management fees as described above in "Revenues from Fee-Based Management Services Segment."

Losses and loss adjustment expenses of $57.4 million were reported in our primary insurance segment for the year ended December 31, 2007. Within that period, Majestic recorded a $5.0 million decrease in its estimated ultimate cost of settling claims as a result of favorable loss cost trends in the California market. The favorable development was predominantly from accident year 2006, where reported indemnity claims have developed better than expected. This favorable development also resulted in an estimated return of premiums on retrospectively rated policies in the amount of $2.4 million for the year ended December 31, 2007. Excluding the effects of prior year favorable development, our loss ratio for the year ended December 31, 2007 was 68%. There is uncertainty about whether recent lost cost trends in California will be sustained, particularly in light of current efforts to change or repeal portions of the California legislative reforms. We will not know the full impact of these reforms with a high degree of confidence for several years. We have established loss reserves at December 31, 2007 that are based upon our current best estimate of loss costs, taking into consideration recent data suggesting both paid losses and incurred losses are trending favorably.

Losses and loss adjustment expenses in our reinsurance segment increased 23%, or $1.2 million, for the year ended December 31, 2007, to $6.7 million from $5.5 million for the year ended December 31, 2006. This increase was primarily due to the increased premiums as described above in "Revenues from Primary Insurance and Reinsurance Segments" somewhat offset by the reduction of prior years estimated losses of $2.8 million. Based upon continued favorable loss experience and lack of loss emergence, we have reduced our estimate of losses and loss adjustment expenses. Approximately $1.5 million of the reserve reduction was related to the 2006 accident year, with the remaining approximate $1.3 million spread among accident years 2003 through 2005. The reserve reductions produced a loss ratio of 27% for 2007 in the reinsurance segment.

The methods for making such estimates and for establishing the resulting loss reserves for our primary insurance and reinsurance segments are continually reviewed and updated, and any adjustments resulting are reflected in current operations.

Policy Acquisition Costs. Policy acquisition costs increased 108%, or $8.9 million, to $17.1 million for the year ended December 31, 2007 from $8.2 million for the year ended December 31, 2006. Of this increase, $14.0 million was attributable to our primary insurance segment as the results of Majestic were not included in our primary insurance segment prior to the November 14, 2006 acquisition. This increase was somewhat offset by decreases of $2.5 million which were attributable to our reinsurance segment and $2.7 million of intercompany policy acquisition costs that were eliminated against commission income as described above in "Revenues from Fee-Based Management Services."

Policy acquisition costs in our reinsurance segment decreased by $2.5 million primarily due to lower policy acquisition costs prescribed by the excess insurance policies that were placed with Majestic as described above in "Revenues from Primary Insurance and Reinsurance." Policy acquisition costs under the 70% Quota Share Agreement were 26.95% of direct earned premium while policy acquisition costs under the 90% Quota Share Agreement are 15% of direct earned premiums.

Fees Paid to General Agents and Brokers. Fees paid to general agents and brokers decreased by $740 thousand, to $10.2 million for the year ended December 31, 2007, from $10.9 million for the year ended December 31, 2006. This decrease was primarily due to lower managed premiums in our fee-based management services segment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 52%, or $15.0 million, for the year ended December 31, 2007, to $43.9 million from $28.9 million for the year ended December 31, 2006. Of this increase, $9.5 million, or 63%, was attributable to our primary insurance segment, as the results of Majestic were not included in our primary insurance segment prior to the November 14, 2006 acquisition, $4.2 million, or 28%%, was attributable to our fee-based management services segment, $951 thousand , or 6%, was attributable to our corporate and other segment, and $401 thousand, or 3%, was attributable to our reinsurance segment.

Selling, general and administrative expenses from our primary insurance segment for the year ended December 31, 2007 were $10.5 million. Of this, approximately 41% was attributable to compensation and related benefit expenses, 28% was attributable to professional fees and 10% was attributable to occupancy costs.

Selling, general and administrative expenses from fee-based management services increased $4.2 million, or 17%, to $28.4 million for the year ended December 31, 2007 from $24.3 million for the year ended December 31, 2006. This increase is primarily due to increased compensation and related benefit expenses. In addition, increases in occupancy costs and depreciation were somewhat offset by decreases in insurance and bad debt expenses.

Selling, general and administrative expenses from corporate and other increased 32%, or $951 thousand, to $4.0 million for the year ended December 31, 2007 from $3.1 million for the year ended December 31, 2006. This increase was primarily due to payments made to our former Co-Chief Executive Officer in respect of a non-compete/non-solicitation covenant agreement.

Selling, general and administrative expenses from reinsurance increased $401 thousand to $1.0 million for the year ended December 31, 2007 from $629 thousand for the year ended December 31, 2006. This increase was primarily due to higher professional and consulting fees, including professional fees paid to our Bermuda manager.

Interest Expense. Interest expense increased $3.4 million to $3.9 million at December 31, 2007 from the same period last year. This increase was primarily due to the issuance of long-term debt obligations in connection with the acquisition of Embarcadero. In November 2006, CRM USA Holdings issued $36.1 million in junior subordinated debt in order to fund the Embarcadero acquisition and also assumed $8.0 million in senior debt of Embarcadero. The expense, somewhat offset by the elimination of intercompany interest expense that was eliminated against interest income as described above in "Investment Income."

Provision for Income Taxes. Income tax expense increased $36 thousand to $1.6 million at December 31, 2007 from the same period last year. The income tax expense of $1.6 million for the year ended December 31, 2007 represented the net income tax provision on taxable income of CRM USA Holdings and its U.S. domiciled subsidiaries, CRM, Majestic and Embarcadero. CRM Holdings, Twin Bridges and an inactive subsidiary of Embarcadero are domiciled in Bermuda and are not subject to U.S. income taxation. The income tax provision for the year ended December 31, 2007 included a current tax expense of $3.9 million and a deferred tax benefit of $2.3 million. The deferred tax benefit of $2.3 million at December 31, 2007 was primarily due to temporary differences from net loss reserves, unearned premium reserves, deferred policy acquisition costs and net unrealized investment gains being reported differently for financial statement purposes versus federal and state income tax purposes.

Net Income. Net income for the year ended December 31, 2007 was $20.1 million compared to $14.3 million for the year ended December 31, 2006, an increase of 41%. Net income as a percentage of revenues was 13% for the year ended December 31, 2007 compared to 19% for the year ended December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues from Primary Insurance and Reinsurance Segments. Total net premiums earned increased 267% or $22.3 million for the year ended December 31, 2006 from $8.4 million for the year ended 2005. Of this increase,

65% was attributable to the reinsurance segment and 35% was attributable to the primary insurance segment as the results of Majestic were reported in the primary insurance segment from the acquisition date of November 14, 2006 to December 31, 2006.

Net reinsurance premiums increased 175%, or $14.6 million, to $23.0 million for the year ended December 31, 2006 from $8.4 million for the year ended December 31, 2005. This increase was primarily due to the 70% Quota Share Agreement which increased the percentage of premiums ceded from 50% of excess coverage provided to the groups to 70% and an increase in the number of participants in those self-insured groups. Geographically, 59% and 41% of the growth in net reinsurance premiums for the year ended December 31, 2006 was attributable to the groups we manage in California and New York, respectively.

Revenues from Fee-based Management Services Segment. Revenues from fee-based management services for the year ended December 31, 2006 increased 10%, or $3.5 million to $40.0 million from $36.5 million for the comparable period in 2005. Of this increase, 66% and 36% was attributable to the growth in our self-insured groups covering the contracting and transportation industries. Of this growth in revenues, 89% is attributable to our groups in California as our continued new market presence gained momentum. Revenues from fee-based management services attributable to our groups in New York increased by 1.5% to $27.4 million for the year ended December 31, 2006 from $27.0 million for the comparable period in 2005.

Investment Income. Investment income for the year ended December 31, 2006 increased to $4.3 million from a deficit of $18 thousand for the year ended December 31, 2005. Of this increase, $3.2 million or 77% was primarily due to an increased level of investments held by our reinsurance and corporate segments. Investment income attributable to Majestic was reported in the primary insurance segment from the acquisition date of November 14 to December 31, 2006 and was $850 thousand, accounted for 21% of the increase from December 31, 2006 versus December 31, 2005.

Losses and Loss Adjustment Expenses. Total losses and loss adjustment expenses increased 193%, or $6.9 million, to $10.5 million for the year ended December 31, 2006 from $3.6 million for the year ended December 31, 2005. Of this increase, $5.0 million, or 73%, was attributable to our primary insurance segment and $1.9 million, or 27%, was attributable to our reinsurance segment.

Losses and loss adjustment expenses of $5.0 million were reported in our primary insurance segment from the acquisition date of November 14, 2006 through December 31, 2006. Within that period, Majestic recorded a $1.6 million decrease in its reserve for loss and loss adjustments. The favorable development in 2006 was predominantly from the accident year 2005, where indemnity claims and average cost per claim developed better than expected.

Losses and loss adjustment expenses in our reinsurance segment increased 52%, or $1.9 million, for the year ended December 31, 2006 from $3.6 million for the year ended December 31, 2005. This increase was much less than the 175% increase in net reinsurance premiums during the same period because of the refinement of estimated loss reserves. For the years ended December 31, 2005 and 2004, the initial estimates of losses and loss adjustment expenses were 43% and 49% of net reinsurance premiums, respectively.

Since Twin Bridges has a very limited loss development experience, the independent external actuary has had to rely heavily on expected losses. These expected losses are determined by the application of an industry excess loss factor to an average pure premium for each self insured group, which is then multiplied by the earned payroll for the applicable policy period. This calculation produces a point estimate and a reasonable range of expected outcomes. In view of the inherent variability of these estimates, Management has decided to establish the reserve for losses and loss adjustment expenses at a level that approximates the mid range of the actuary's expected outcomes, rather than relying on the actuary's point estimate. This methodology produced a level that is higher than the actuary's point estimate by approximately $1.7 million as of December 31, 2006.

Twin Bridges had eight reported claims totaling $1.4 million for the year ended December 31, 2006 which increased the ultimate loss estimates of the self-insured groups, however, the decrease in expected losses led to favorable developments of $1.9 million and $1.1 million for the accident years 2005 and 2004, respectively. While no reserve development was recorded in 2005 or 2004, for the year ended 2006, management estimated has estimated the overall loss ratio to be 32%, the actuarial midpoint, and reduced its estimate of losses on prior policy years.

The methods for making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting are reflected in current operations.

Fees Paid to General Agents and Brokers. Fees paid to general agents and brokers decreased 5%, or $555 thousand, to $10.9 million for the year ended December 31, 2006 from $11.5 million for the year ended December 31, 2005. This decrease is primarily due to the write off of $563 thousand of accrued fees paid to agents and brokers as part of the Cornerstone settlement.

Policy Acquisition Costs. Policy acquisition costs increased 234%, or $5.8 million to $8.2 million for the year ended December 31, 2006 from $2.5 million for the year ended December 31, 2005. Of this increase, $1.3 million, or 23%, was attributable to our primary insurance segment as the results of Majestic were reported in our primary insurance segment from the acquisition date of November 14, 2006 to December 31, 2006. The remaining increase of $4.4 million, or 77%, was attributable to our reinsurance segment. These reinsurance policy acquisition costs are a fixed percentage (approximately 29%) of our assumed reinsurance premiums and grew in proportion to the 175% increase in net reinsurance premiums discussed above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 45%, or $8.9 million, for the year ended December 31, 2006 to $29.0 million from $20.0 million for the year ended December 31, 2005. Of this increase, $4.9 million, or 55%, was attributable to our fee-based management services segment, $1.0 million, or 11%, was attributable to our primary insurance segment as the results of Majestic were reported in our primary insurance segment from the acquisition date of November 14, 2006 to December 31, 2006, $271 thousand or 3% was attributable to our reinsurance segment and $2.7 million, or 31%, was attributable to our insurance segment.

Selling, general and administrative expenses from fee-based management services increased $4.9 million, or 28%, to $24.2 million for the year ended December 31, 2006 from $19.4 million for the year ended December 31, 2005. Approximately $2.1 million, or 43%, of this increase was due to higher payrolls and related employee expenses and 39%, or $1.9 million, was due to increased professional and consulting fees.

Selling, general and administrative expenses from reinsurance increased 69%, or $272 thousand, to $666 thousand at December 31, 2006 from $395 thousand at December 31, 2005. This increase was primarily due to higher professional and consulting fees. Quest Management Services Limited, an independent management firm based in Bermuda, is retained to perform general and administrative functions for Twin Bridges.

Selling, general and administrative expenses from corporate and other increased to $3.0 million at December 31, 2006 from $311 thousand at December 31, 2005. This increase was primarily due to the full year effect of operating as a public company and expenses related to the secondary offering by certain of our selling shareholders, including the fees related to the preparation and filing of a registration statement with the SEC.

Interest Expense. Interest expense increased $427 thousand or 400% to $533 thousand at December 31, 2006 from $107 thousand at December 31, 2005. This increase is primarily due to interest expense of $501 thousand on long-term debt obligations. In November 2006, CRM USA Holdings issued $36.1 million in junior subordinated debt in order to fund the Embarcadero acquisition and also assumed $8.0 million in senior debt of Embarcadero. Interest expense of $107 thousand for the year ended December 31, 2005 was derived from borrowings under credit facilities and capital lease obligations.

Provision for Income Taxes. The income tax provision of $1.6 million for the year ended December 31, 2006 represented the net income tax provision on taxable income of CRM, CRM CA, Eimar, and CRM USA Holdings for the full year and the net income tax provision on taxable income of Majestic and Embarcadero from the acquisition date of November 14, 2006 to December 31, 2006. CRM Holdings, Twin Bridges and an inactive subsidiary of Embarcadero are domiciled in Bermuda and are not subject to U.S. income taxation. The income tax provision for the year ended December 31, 2006 included a current tax provision of $1.9 million and a deferred tax benefit of $331 thousand.

Provision for income taxes of $63 thousand for the year ended December 31, 2005 represented the income tax on taxable income of CRM, CRM CA and Eimar only for the period from December 27, 2005 to December 31, 2005. Prior to this period, CRM, CRM CA and Eimar were limited liability companies whose former owners were taxed on their proportionate share of the limited liability companies' taxable income. The income tax provision for the year ended December 31, 2005 included a current tax provision of $68 thousand and a deferred tax benefit of $5 thousand.

Of the total tax provision of $1.6 million for the year ended December 31, 2006, $1.5 million was attributable to CRM, CRM CA, Eimar and CRM USA Holdings. Prior to the restructuring and IPO, CRM, CRM CA and Eimar were organized as limited liability companies where the former owners were taxed individually on their proportionate share of the separate stand alone LLCs' cash basis taxable income. Subsequent to the restructuring and IPO, these companies are taxed on their separate GAAP basis taxable income.

Included in the pre-restructuring companies' cash basis taxable income were commission income, management fee income and expenses that were deferred under GAAP but taxed to the LLC owners on a cash basis. These amounts are classified as permanent tax differences, so that income according to GAAP is not taxed in the post restructuring entities since the income was already passed through to the former owners of the LLCs and taxed to them individually. The remaining tax provision of $408 thousand represented the income tax on taxable income of Majestic and Embarcadero from the date of acquisition of November 14, 2006 through December 31, 2006.

Of the total deferred tax benefit of $331 thousand at December 31, 2006, $193 thousand was attributable to CRM, CRM CA and Eimar and was due to temporary differences from employee stock compensation and depreciation of fixed assets being reported differently for financial statement versus federal and state income tax purposes. The remaining tax benefit of $138 thousand was attributable to Majestic from the date of acquisition of November 14, 2006 through December 31, 2006, and was primarily due to temporary differences from net loss reserves, unearned premium reserves and deferred acquisition costs.

Net Income. Net income increased 96%, or $7.0 million to $14.3 million for the year ended December 31, 2006 from $7.3 million for the year ended December 31, 2005. Net income as a percentage of revenues was 19% for the year ended December 31, 2006 compared to 16% for the year ended December 31, 2005.

Liquidity and Capital Resources

We are a holding company and our operating subsidiaries are the primary source of funds for our operations. We have two primary concerns in managing our liquidity. First, we need to ensure that there is adequate cash available in the insurance subsidiaries to pay claims. Second, we need to ensure that our holding companies, CRM Holdings, CRM USA Holdings and Embarcadero, which have no operating revenues, all have adequate cash to service their debt obligations and to pay income taxes and any other expenses. The management of capital resources is primarily concerned with ensuring that there is adequate capital to operate our insurance business within the criteria imposed by regulatory requirements and with the criteria used by rating agencies to assign financial strength ratings.

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short- and long-term cash requirements of its business operations. The liquidity requirements of our business have been met primarily by funds generated from operations, asset maturities and income received on investments. We also have access to liquidity through a $7 million line of credit. We believe that our future liquidity needs will be adequately met from these sources.

Sources of Liquidity. Majestic and Twin Bridges, our insurance and reinsurance subsidiaries, generally create liquidity because insurance and reinsurance premiums are collected prior to disbursements for claims which may take place may years after the collection of premiums. Collected premiums may be invested, prior to their use in such disbursements, and investment income provides additional cash receipts. In periods in which disbursements for claims and benefits, current policy acquisition costs and current operating and other expenses exceed operating cash receipts, cash flow is negative. Such negative cash flow is offset by cash flow from investments, principally short-term investments and maturities of longer-term investments. The exact timing of the payment of claims and benefits cannot be predicted with certainty.

Our insurance subsidiaries maintain portfolios of invested assets with varying maturities and a substantial amount of short-term investments to provide adequate cash for the payment of claims. At December 31, 2007, short-term investments and fixed maturity investments maturing within two years amounted to $69.3 million and $48.4 million in Majestic and Twin Bridges, respectively. These securities, in conjunction with our positive cash flow from operations, provide adequate sources of liquidity for the expected payment of our loss reserves in the near future. We do not expect to sell securities or use our credit facility to pay our policy liabilities as they come due.

Majestic and Twin Bridges, our insurance subsidiaries, are subject to insurance regulations which restrict their ability to distribute dividends, which are discussed in greater detail above in Item 1. Business under the heading "Regulation." Based on reported capital and surplus at December 31, 2007, Majestic is permitted under California insurance laws regulations to pay dividends to Embarcadero in 2008 in an amount of the greater of its statutory net income for the preceding year or 10% of its unassigned surplus at the beginning of its fiscal year. At December 31, 2007, Twin Bridges, which is required to have approximately $4.2 million in statutory capital and surplus in order to pay dividends, had approximately $63.1 million in statutory capital and surplus. In addition to these limitations, our U.S. operating subsidiaries are subject to a U.S. federal withholding tax of 30% on any dividends paid to CRM Holdings.

Twin Bridges is not licensed, approved or accredited as a reinsurer anywhere in the U.S. and, therefore, under the terms of most of its contracts with U.S. ceding companies, it is required to provide collateral to its ceding companies for unpaid ceded liabilities in a form acceptable to state insurance commissioners. Typically, this type of collateral takes the form of letters of credit issued by a bank, the establishment of a trust, or funds withheld.

For obligations associated with liabilities ceded from Majestic, Twin Bridges generally posts collateral in the form of funds withheld. For obligations other than Majestic, Twin Bridges generally posts collateral in the form of letters of credit. As of December 31, 2007, Twin Bridges has the ability to provide letters of credit through three credit facilities. Under a formal agreement with KeyBank, which we refer to as the "Unsecured Letter of Credit Facility," Twin Bridges is entitled to draw unsecured letters of credit of up to $7 million. Twin Bridges pays a fee of 1.5% of the principal amount of each letter of credit issued. The Unsecured Letter of Credit Facility's expiration date is June 30, 2008. All of Twin Bridges' obligations under the Unsecured Letter of Credit Facility are secured by a lien on substantially all of Twin Bridges' assets and are guaranteed by CRM. The facility limits Twin Bridges' ability to purchase or sell assets other than in the ordinary course of business, prohibits Twin Bridges from permitting any liens on its assets, subject to customary exceptions, prohibits Twin Bridges from incurring debt for borrowed money, including leases, except for trade debt incurred in the normal course of business and indebtedness or leases for term loans, leases, vehicles or equipment, limits mergers and consolidations of Twin Bridges and prohibits investments and loans by Twin Bridges. As of December 31, 2007, Twin Bridges had no letters of credit outstanding under this facility.

Additionally, Twin Bridges has an informal arrangement with KeyBank to obtain secured letters of credit. Under this arrangement, Twin Bridges is able to draw secured letters of credit in amount equal to the funds posted by Twin Bridges and pays a fee of 0.35% of the principal amount of each letter of credit issued. Any letter of credit issued under this facility is secured by investments, cash and cash equivalents held with a carrying value in equal amount. This arrangement was contained in a formal written agreement prior to June 30, 2007. Besides KeyBank, Twin Bridges also has a similar informal secured letter of credit arrangement with Smith Barney Citigroup under which Twin Bridges may obtain cash collateralized letters of credit. At December 31, 2007, letters of credit in the principal amount of $4.0 million thousand were outstanding, all of which were outstanding under the informal secured letter of credit arrangement with Smith Barney Citigroup.

CRM has access to an existing revolving credit facility with KeyBank under which CRM is entitled to borrow up to $7 million, with a $2 million sub-limit for letters of credit, until June 30, 2008. Borrowings under the facility may be used for general business purposes and are due on demand. Interest on the loans outstanding under the facility is payable monthly at a rate per annum equal to KeyBank's prime rate. As of December 31, 2007, CRM has a $1.7 million letter of credit outstanding under this facility with respect to lease obligations for our San Francisco offices and has no borrowings against the revolving credit facility. This revolving credit facility contains covenants similar to the covenants in Twin Bridges' letter of credit facility with KeyBank described above.

During 2007, CRM borrowed up to $800 thousand against this facility at a weighted average interest rate of 8.25%. There were no borrowings against this facility at December 31, 2007 or during 2006.

Consolidated Cash Flows Net cash provided by operating activities increased $68.5 million for the year ended December 31, 2007 to $71.1 million from $2.6 million for the comparable 2006 period. The increase in operating cash flows was primarily due to the full year effects of the November 2006 acquisition of Embarcadero.

Net cash provided by operating activities was $2.6 million and $11.6 million for the years ended December 31, 2006 and 2005, respectively. The $9.0 million decrease was primarily attributable to an increase in premiums receivable and cash held as collateral as a result of the growth of gross premiums in our reinsurance segment. This decrease was somewhat offset by increases in operating cash flows as a result of the Embarcadero acquisition.

Net cash used by investing activities decreased $22.1 million for the year ended December 31, 2007 to $59.2 million from $81.3 million for the comparable 2006 period. During 2006, the Company acquired Embarcadero with net cash of $39.8 million. In addition, cash available for investing activities increased as a result of the Embarcadero acquisition. These decreases were somewhat offset by proceeds for sales and maturities of available-for-sale investments.

Net cash used by investing activities was $81.3 million and $8.4 million for the years ended December 31, 2006 and 2005, respectively. The $72.9 million increase was primarily attributable to the acquisition of Embarcadero. Of the $72.9 million increase, $39.8 million of net cash was used to acquire Embarcadero and cash available for investing activities net of proceeds from sales and maturities of available-for-sales securities was $32.8 million.

Net cash flows provided by financing activities decreased $32.3 million for the year ended December 31, 2007 to $24 thousand, from $32.2 million for the comparable 2006 period. This decrease is primarily due to the 2006 issuance of junior subordinated debt that was used to finance the acquisition of Embarcadero.

Net cash flows provided by financing activities decreased $30.7 million from $63.1 million for the year ended December 31, 2005 to $32.4 million for the year ended December 31, 2006. In 2006, we funded the acquisition of Embarcadero through the issuance of $36.1 million of junior subordinated debt. Cash flows from financing activities in 2005 of $63.1 million included $68.7 million in net proceeds from the issuance of common stock.

Capital Resources

In our insurance and reinsurance subsidiaries, Majestic and Twin Bridges, cash and liquid investments are required to pay claims and expenses, but the amount of capital in our insurance and reinsurance subsidiaries influences how much premium we can write.

The amount of capital in our insurance and reinsurance subsidiaries is maintained relative to standardized capital adequacy measures. In the United States and Bermuda, insurers and reinsurers are required to maintain certain minimum levels of capital and risk-based capital, the calculation of which includes numerous factors specified by the respective insurance regulatory authorities and the related insurance regulations. Factors that affect capital requirements generally include premium volume, the extent and nature of loss and loss expense reserves, the type and form of insurance and reinsurance business underwritten and the availability of reinsurance protection on terms that are acceptable to us. Majestic is required to maintain a certain minimum level of surplus on a statutory basis. Surplus is calculated by subtracting total liabilities from total admitted assets. The NAIC has a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer's assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2007, the statutory surplus of Majestic was in excess of the prescribed risk-based capital requirements that correspond to any level of regulatory action.

Majestic and Twin Bridges have been assigned insurer financial strength ratings of "A−" (Excellent) by A.M. Best. Our competitive position is partly determined by these financial strength ratings and therefore we could be affected by a reduction in these ratings. These ratings reflect AM. Best's opinion of our financial strength, operating performance and ability to meet obligations. If an independent rating agency downgrades or withdraws either of our ratings, we could be severely limited or prevented from writing any new insurance or reinsurance contracts, which would significantly and negatively affect our business. Insurer financial strength ratings are based upon factors relevant to policyholders and are not directed toward the protection of investors.

We partially financed our acquisition of Embarcadero through the issuance of $36.1 million in junior subordinated debentures to CRM USA Holdings Trust I, a newly formed Delaware statutory trust subsidiary, in connection with the issuance of $35.0 million of trust preferred securities. The junior subordinated debentures mature December 15, 2036 and are callable after 5 years at our option at par plus accrued interest. The interest rate on the junior subordinated debentures is fixed until December 15, 2011 at 8.65%. Thereafter, the interest rate is three month LIBOR plus 3.65%. We do not consolidate the interest in the statutory business trusts for which we hold 100% of the common trust securities because we are not the primary beneficiary of the trusts. Our investment in common trust securities of the statutory business trust is reported in investments as equity securities. We report as a liability the outstanding subordinated debentures owed to the statutory business trusts. In addition, we assumed $8.0 million of senior debentures through our acquisition of Embarcadero. The senior debentures mature May 23, 2033 and are callable on or after May 23, 2008. The interest rate of the senior debentures is three month LIBOR plus 4.2% and may not exceed 12.5%.

We believe we have flexibility with respect to capitalization as a result of our access to the debt and equity markets. We may attempt to access the capital markets within the next twelve months.

Contractual Obligations

All of our outstanding financing obligations are included in the Consolidated Financial Statements and accompanying Notes contained in Item 8 of this annual report. The table below sets forth the amounts of our contractual obligations, including interest payable, at December 31, 2007:

	Payment Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Dollars in thousands)				
Contractual Obligations	$ 7,429	$ 1,927	$ 3,752	$ 1,750	$ —
Long Term Debt Obligations	154,362	3,898	7,798	7,798	134,868
Capital Lease Obligations	1	1	—	—	—
Operating Lease Obligations	33,338	3,531	6,299	4,640	18,868
Retrospective Premiums	1,168	—	1,168	—	—
Gross Loss and LAE Reserves	188,848	50,876	62,085	32,038	43,849
Total Contractual Obligations	$390,144	$60,233	$81,102	$46,226	$202,583

Our gross loss reserves do not have contractual maturity dates and the exact timing of the payment of claims cannot be predicted with certainty. However, based upon historical payment patterns, we have included an estimate of when we expect our loss reserves (without the benefit of any reinsurance recoveries) to be paid. As more fully discussed in "Item 1 — Primary Insurance — Reserves for Losses and Loss Adjustment Expenses" and "Item 1 — Reinsurance — Reserve for Losses and Loss Adjustment Expenses" above, the estimation of losses reserves is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our financial statements. Similarly, the timing of payment of our estimated losses and benefits is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above.

Retrospective premiums are an estimate of the amounts that would be paid to policyholders if losses incurred under their policies perform as currently anticipated.

Off-Balance Sheet Transactions

We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, creditworthiness, foreign exchange rates or other factors. We will seek to mitigate that risk by a number of actions, as described below.

Interest Rate Risk

Our fixed rate holdings are invested predominantly in high quality corporate, government and municipal bonds with relatively short durations. The fixed rate portfolio is exposed to interest rate fluctuations; assuming all other factors remain constant as interest rates rise, their fair values decline and as interest rates fall, their fair values rise. We work to manage the impact of interest rate fluctuations on our fixed rate portfolio. The effective duration of the fixed rate portfolio is managed with consideration given to the estimated payout timing of our liabilities. We have investment policies which limit the maximum duration and maturity of individual securities within the portfolio and set target levels for average duration and maturity of the entire portfolio. For additional information on our investments and investment policies, see Item 1. Business under the heading "Reinsurance Segment — Investments" and "Primary Insurance Segment — Investments."

The table below summarizes our interest rate risk. It illustrates the sensitivity of the fair value of fixed-income investments to selected hypothetical changes in interest rates as of December 31, 2007. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed-income portfolio and shareholders' equity (dollars in thousands):

Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
200 basis point increase	$(10,646)	$232,323	(6.5)%
100 basis point increase	(5,373)	237,596	(3.3)%
No change	—	242,969	0.0%
100 basis point decrease	5,556	248,525	3.4%
200 basis point decrease	11,350	254,319	7.0%

We are also subject to interest rate risk on our subordinated and senior debt securities, which have quarterly adjustable interest rates based on LIBOR plus a fixed margin. As of December 31, 2007, we had a total of $36.1 million of outstanding floating rate debt which is outstanding subordinated debentures underlying our trust securities issued by our wholly owned statutory business trusts and carrying an interest rate that effective 2011, will move from an 8.65% fixed rate to 3-month LIBOR plus a 3.65% fixed spread. In addition, in November 2006, we assumed $8.0 of senior debt whose rate is determined by reference to market interest rates. If interest rates increase, the amount of interest payable by us would also increase.

Credit Risk

Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our reinsurers.

We currently invest in highly-rated financial instruments, primarily U.S. treasury bills and agency securities, and money market funds. We maintain effective portfolio duration of less than 2.2 years. We address the credit risk related to the issuers of our fixed maturity securities by investing in fixed maturity securities that are rated "BBB" or higher by Standard & Poor's. We also monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ stringent diversification policies that limit the credit exposure to any single issuer or business sector.

We are subject to credit risk with respect to Majestic's reinsurers. Although the reinsurers are obligated to reimburse us to the extent we cede risk to them, Majestic remains ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims and we might not collect amounts recoverable from our reinsurers. We address this credit risk by initially selecting reinsurers with an A.M. Best rating of "A−" (Excellent) or better and by performing, along with our reinsurance broker, quarterly credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment including commutation, novation and letters of credit.

Equity Price Risk

Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and shareholders' equity. In order to minimize our exposure to equity price risk, we invest primarily in mid-to-large capitalization issues and seek to diversify our equity holdings across several business sectors. We have also implemented a procedure in which we monitor our other than temporarily impaired equity investments. We also currently limit the percentage of equity securities held in our investment portfolio to a range of 5% to 10% of our investment portfolio at the end of the most recent fiscal year. As of December 31, 2007, the equity securities in our investment portfolio had a fair value of $22.4 million, representing 10% of our available-for-sale portfolio on that date.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

CRM Holdings, Ltd.
December 31, 2007
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
CRM Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of CRM Holdings, Ltd. as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders' and members' equity and cash flows for each of the years in the three-year period ended December 31, 2007. Our audit also included the financial statement schedules included in the index at Item 15. We also have audited CRM Holdings, Ltd.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CRM Holdings, Ltd.'s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CRM Holdings, Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, CRM Holdings, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ JOHNSON LAMBERT & CO LLP

Falls Church, Virginia
March 5, 2008

CRM Holdings, Ltd.

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
ASSETS		
Investments:		
Fixed-maturity securities, available-for-sale (amortized cost $240,467 and $193,467)	$242,969	$193,208
Equity securities, available-for-sale (cost $21,704 and $11,904)	22,374	12,089
Short-term investments	786	388
Investment in unconsolidated subsidiary	1,083	1,083
Total investments	267,212	206,768
Cash and cash equivalents	33,477	21,546
Cash and cash equivalents, restricted	809	6,546
Accrued interest receivable	2,766	2,325
Premiums receivable, net	13,151	17,806
Reinsurance recoverable	38,584	30,749
Accounts receivable	5,000	5,572
Deferred policy acquisition costs	623	1,143
Net deferred tax asset	7,473	6,803
Goodwill	2,749	2,695
Prepaid expenses	3,075	2,636
Other assets	4,476	1,764
Total assets	**$379,395**	**$306,353**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Reserve for losses and loss adjustment expenses	$188,848	$153,622
Reinsurance payable	5,001	1,538
Unearned premiums	8,853	8,080
Unearned management fees and commissions	261	613
Long-term debt and other secured borrowings	44,084	44,115
Accrued expenses	24,810	14,741
Total liabilities	271,857	222,709
Common shares		
Authorized 50 billion shares; $.01 par value; 16.0 and 15.5 million common shares issued and outstanding	160	155
0.4 and 0.8 million Class B shares issued and outstanding	4	8
Additional paid-in capital	68,192	66,566
Retained earnings	37,115	16,973
Accumulated other comprehensive gain (loss), net of tax	2,067	(58)
Total shareholders' equity	107,538	83,644
Total liabilities and shareholders' equity	**$379,395**	**$306,353**

See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.

Consolidated Statements of Income And Comprehensive Income

	Years Ended December 31,		
	2007	2006	2005
	(Amounts in thousands, except per share data)		
Revenues			
Net premiums earned	$116,843	$30,702	$ 8,362
Fee-based management services	32,356	39,997	36,495
Investment income	11,381	4,277	(18)
Total revenues	160,580	74,976	44,839
Expenses			
Losses and loss adjustment expenses	63,661	10,490	3,584
Fees paid to general agents and brokers	10,195	10,935	11,490
Policy acquisition costs	17,125	8,249	2,473
Selling, general and administrative expenses	43,928	28,937	19,847
Interest expense	3,917	533	107
Total expenses	138,826	59,144	37,501
Income before taxes	21,754	15,832	7,338
Provision for income taxes	1,612	1,576	63
Net Income	**$ 20,142**	**$14,256**	**$ 7,275**
Earnings per share:			
Basic	$ 1.24	$ 0.88	$ 0.70
Diluted	$ 1.24	$ 0.88	$ 0.70
Weighted average shares outstanding:			
Basic	16,289	16,247	10,428
Diluted	16,307	16,247	10,431
Comprehensive Income			
Net Income	$ 20,142	$14,256	$ 7,275
Other comprehensive gain (loss):			
Gross unrealized investment holding gains (losses) arising during the period	4,001	(82)	20
Less reclassification adjustment for (gains) losses included in net income	(756)	14	(26)
Income tax provision on other comprehensive income	(1,120)	16	—
Total other comprehensive gain (loss)	2,125	(52)	(6)
Total comprehensive income	**$ 22,267**	**$14,204**	**$ 7,269**

See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.

Consolidated Statements of Changes in Shareholders' and Members' Equity

	Members' Equity (Deficit) in pre-Restructuring LLCs	Common Stock and Paid-in Capital of Twin Bridges	Common Stock	Class B Shares	Additional Paid-in Capital	Retained Earnings	Accumu-Lated Other Comprehensive Gain (Loss)	Total
				(Dollars in thousands)				
Balances at December 31, 2004	$ (947)	$ 1,000	$ —	$—	$ —	$ 835	$ —	$ 888
Net income	5,393	—	—	—	—	1,882	—	7,275
Unrealized holding losses arising during the period	—	—	—	—	—	—	(6)	(6)
Distributions to members of pre-restructuring LLCs	(7,943)	—	—	—	—	—	—	(7,943)
Amortization of unearned compensation	—	—	—	—	13	—	—	13
Reclassification of members' deficit and common stock and paid-in capital of pre-restructuring entities	3,497	(1,000)	—	—	(2,497)	—	—	—
Issuance of common stock in connection with formation of the Company	—	—	12	—	—	—	—	12
Repurchase and retirement of common shares	—	—	(12)	—	—	—	—	(12)
Issuance of common stock in initial public offering, net of offering costs	—	—	155	8	68,540	—	—	68,703
Balances at December 31, 2005	—	—	155	8	66,056	2,717	(6)	68,930
Net income	—	—	—	—	—	14,256	—	14,256
Unrealized holding losses arising during the period	—	—	—	—	—	—	(52)	(52)
Amortization of unearned compensation	—	—	—	—	540	—	—	540
Retirement of common shares and paid-in capital	—	—	—	—	(30)	—	—	(30)
Balances at December 31, 2006	—	—	155	8	66,566	16,973	(58)	83,644
Net income	—	—	—	—	—	20,142	—	20,142
Unrealized holding gains arising during the period	—	—	—	—	—	—	2,125	2,125
Conversion of Class B to Common shares	—	—	4	(4)	—	—	—	—
Amortization of unearned compensation	—	—	—	—	1,571	—	—	1,571
Retirement of common shares and paid-in capital	—	—	—	—	(90)	—	—	(90)
Issuance of common shares — restricted stock and employee stock option purchase plans	—	—	1	—	145	—	—	146
Balances at December 31, 2007	$ —	$ —	$160	$ 4	$68,192	$37,115	$2,067	$107,538

See Notes to Consolidated Financial Statements.

CRM Holdings, Ltd.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 20,142	$ 14,256	$ 7,275
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of other assets	936	280	226
Amortization of unearned compensation, restricted stock	1,571	540	13
Amortization of premiums and discounts on available-for-sale investments	(879)	(1,966)	(49)
Net realized (gains) losses on sale of investments	(756)	14	(26)
Deferred income tax benefit	(1,792)	(498)	(5)
Changes in:			
Cash and cash equivalents, restricted	5,737	(5,215)	3,506
Accrued interest receivable	(442)	(559)	(34)
Premiums receivable	4,654	(10,737)	1,110
Reinsurance recoverable	(7,835)	(1,977)	—
Accounts receivable	571	(2,021)	(2,026)
Policy acquisition costs	520	(701)	972
Prepaid expenses	(64)	(888)	(151)
Other assets	(420)	—	—
Reserve for losses and loss adjustment expenses	35,219	8,130	3,584
Reinsurance payable	3,463	334	—
Unearned premiums	773	1,449	(3,286)
Unearned management fees and commissions	(352)	(707)	(1,685)
Other accrued expenses	10,072	2,854	2,202
Net cash provided by operating activities	71,117	2,588	11,626
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of available-for-sale investments	(204,019)	(221,328)	(10,611)
Proceeds from sales of available-for-sale investments	81,199	58,131	2,494
Proceeds from maturities of available-for-sale investments	67,655	122,278	—
Acquisition of subsidiaries, net of cash received	(54)	(39,759)	—
Net sales and maturities of short-term investments	(398)	(300)	—
Purchases and disposals of fixed assets, net	(3,364)	(719)	(285)
(Advances of) payments on loans receivable, net	(229)	376	19
Net cash used in investing activities	(59,210)	(81,321)	(8,383)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issuance of common stock	—	—	68,704
(Decrease) increase in IPO costs payable	—	(2,411)	2,411
Repayments under long-term debt and credit facilities	(31)	(50)	(76)
Issuance of junior subordinated notes	—	36,083	—
Junior subordinated debt issuance costs	—	(1,236)	—
Issuance of common shares — employee stock purchase plan	145	—	—
Retirement of common shares — share-based compensation	(90)	(30)	—
Distributions paid to LLC Members	—	—	(7,943)
Net cash provided by financing activities	24	32,356	63,096
Net increase (decrease) in cash	11,931	(46,377)	66,339
Cash and cash equivalents			
Beginning	21,546	67,923	1,584
Ending	$ 33,477	$ 21,546	$ 67,923
Supplemental Cash Flow Disclosures			
Income taxes paid	$ 3,700	$ 694	$ —
Interest paid	$ 3,916	$ 500	$ 107

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization

CRM Holdings, Ltd. ("CRM Holdings" or the "Company") is a Bermuda holding company and 100% owner of CRM USA Holdings, Inc. ("CRM USA Holdings"), a United States holding company, and Twin Bridges (Bermuda) Ltd. ("Twin Bridges") a Bermuda company. The Company's legal domicile is Bermuda, the jurisdiction in which it is incorporated.

CRM USA Holdings has four principal operating subsidiaries, Compensation Risk Managers, LLC ("CRM"), Compensation Risk Managers of California, LLC ("CRM CA"), Eimar, LLC ("Eimar") and Embarcadero Insurance Holdings, Inc. ("Embarcadero"). Embarcadero has one principal operating subsidiary, Majestic Insurance Company ("Majestic") and two dormant subsidiaries, Great Western Insurance Services, Inc. ("Great Western") and Redhorse Insurance Company, Ltd. ("Redhorse").

Acquisitions

On October 1, 2007, the Company acquired the assets of Medical Expense Management Incorporated whose operations were merged into Eimar. The acquisition was deemed to be an immaterial acquisition under Financial Accounting Standards Board ("FASB") Statement ("FAS") 141, *Business Combinations*, and as such, additional disclosures have been omitted.

On November 14, 2006, CRM USA Holdings acquired all of the outstanding shares of Embarcadero, for a cash purchase price of $46.3 million, as more fully described in Note 2. Embarcadero's assets, liabilities and results of operations are included in the Company's results beginning November 14, 2006.

Restructuring and Initial Public Offering

The Company completed an initial public offering ("IPO") on December 27, 2005, listing its shares on the NASDAQ Global Select Market under the symbol "CRMH". The Company sold 6 million shares of common stock, par value $.01 per share, at a price of $13.00. The proceeds to the Company were $68.7 million, net of underwriting and offering expenses of $9.3 million.

Effective December 27, 2005, immediately prior to the closing of the IPO, the former owners of CRM, CRM CA, Eimar (collectively, the "Pre-restructuring LLCs") and Twin Bridges contributed all of their interests in these entities to the Company in a series of transactions (the "Restructuring"). The former shareholders of Twin Bridges and members of the Pre-restructuring LLCs ultimately received a total of 9.5 million common shares and 0.8 million Class B shares in exchange for, and in the same proportion as, their ownership interests in the pre-restructuring LLCs and Twin Bridges. Total shares issued and outstanding as a result of the IPO and the restructuring were 15.5 million common shares and 0.8 million Class B shares.

Basis of Accounting and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. For periods including and subsequent to the restructuring and IPO, the accompanying financial statements include, on a consolidated basis, the accounts of CRM Holdings, Ltd. and subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to adopt accounting policies and make estimates and assumptions that affect certain reported amounts and disclosures. These estimates are inherently subject to change, and actual results may ultimately differ materially from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the basis of presentation used in 2007.

Investments

The Company's principal investments are in fixed maturity and equity securities, short-term investments and an investment in an unconsolidated subsidiary. The accounting policies related to each are as follows:

Fixed-Maturity and Equity Securities

The Company's fixed-maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value based on quoted market prices or dealer quotes. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of deferred income taxes to the extent the underlying investment is held in a taxable entity. Investment gains and losses are determined on the basis of specific identification.

Investment income is recognized when earned and includes interest together with amortization of premiums and discounts on fixed-maturity securities, dividends from equity securities, investment gains and losses and investment expenses.

The cost of fixed-maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The Company does not change the revised cost basis for subsequent recoveries in value. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company also considers the length and severity of the temporary impairment of an investment to determine whether the impairment is other than temporary.

Certain investments have been pledged as security under certain credit facilities, as more fully described in Note 9 and Note 10.

Short-term Investments

Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

Investment in Unconsolidated Subsidiary

The Company does not consolidate its interest in CRM USA Holdings Trust I ("Trust"), for which the Company holds 100% of the common trust securities because the Company is not the primary beneficiary of the Trust in accordance with FASB Interpretation 46 (R) ("FIN 46(R)"). As more fully described in Note 11, the Company's investment in the Trust is reported in investments at equity. The Company reports the outstanding junior subordinated debentures owed to the Trust as a liability.

Cash and Cash Equivalents

Cash includes currency on hand and demand deposits with financial institutions. The Company considers all highly liquid debt instruments purchased with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. At times, management maintains cash balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

Certain cash and cash equivalent balances have been pledged as security under certain credit facilities, as more fully described in Note 9 and Note 10.

Premiums Receivable

Premiums receivable include primary insurance and reinsurance premiums due from policyholders and insurance carriers who cede premium to the Company. Premiums receivable also include retrospective premiums receivable, which represents the difference between initial premium charges and premiums adjusted to reflect the policyholders' actual loss experience of the insured risk. The allowance for doubtful accounts represents the Company's best estimate of uncollectible premiums included in premiums receivable, and amounted to $203 thousand and $163 thousand as of December 31, 2007 and 2006, respectively. No allowance was deemed necessary as of December 31, 2005. Premium receivables of $125 thousand were written off in 2007. No premiums receivable balances were written off during 2006 and 2005.

At the end of the policy terms, payroll-based premium audits are performed to determine earned premiums for that policy year. Earned but unbilled premiums include estimated future audit premiums and are subject to changes in payrolls due to growth, economic conditions and seasonality. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Any such adjustments are included in current operations.

Reinsurance Recoverable

Amounts recoverable from reinsurers are estimated on an individual contract basis, in a manner consistent with the associated reserve for losses and loss adjustment expenses. Included in reinsurance recoverables are paid losses recoverable from reinsurers and prepaid reinsurance premiums to reinsurers. Recoverables are reported net of any allowance for estimated uncollectible reinsurance recoverables. No allowance was deemed necessary as of December 31, 2007 and 2006. No reinsurance recoverable balances were written off during 2007, 2006 and 2005. The Company evaluates and monitors the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

Accounts Receivable

Accounts receivable consist primarily of assessments from primary insurance policyholders, billed and unbilled management fees and other services receivable from the self-insured groups managed by CRM and CRM CA, and billed and unbilled commissions on excess insurance policies placed on behalf of these groups. Accounts receivable are carried at face value less any allowance for doubtful accounts. At December 31, 2007 and 2006, no allowance was deemed necessary. Receivable balances of $142 thousand and $372 thousand were written off during the years ended December 31, 2007 and 2006, respectively. No receivable balances were written off during the year ended December 31, 2005

Deferred Policy Acquisition Costs

Deferred policy acquisition costs include commissions, premium taxes and certain underwriting and other policy issuance costs and are primarily related to the production of new and renewal business. These costs are deferred and amortized as the related insurance and reinsurance premiums are earned or recorded. Deferred policy acquisition costs are evaluated to determine if recorded amounts exceed estimated recoverable amounts after allowing for anticipated investment income. Premium deficiency, if any, is recorded as amortization of deferred policy acquisition costs. The Company believes that these costs are fully recoverable at December 31, 2007 and 2006.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under FAS 142, *Goodwill and Other Intangible Assets*, the Company tests the carrying value of its goodwill for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess will be recognized as impairment and recorded as a charge against net income. There was no impairment of goodwill at December 31, 2007 and 2006.

Other intangible assets have definite lives and their value is amortized on a straight-line basis over their useful lives, ranging from three to five years. Other intangible assets will be tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with FAS 144, *Accounting for the Impairment or Disposal of Long Lived Assets*. Other intangible assets are included as a component of other assets in the consolidated balance sheets.

Fixed Assets

Fixed assets include automobiles, furniture, fixtures and equipment, computer software, and leasehold improvements and are stated at cost, net of accumulated depreciation and amortization.

We capitalize costs related to computer software developed for internal use during the application development stage of software development projects in accordance with Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"*. These costs generally consist of external direct costs of material and services used. The Company begins amortization of these costs once the project is completed and ready for its intended use. Amortization is on a straight-line basis and over a useful life of three to five years. Depreciation is computed using the straight-line method over their estimated useful lives of fixed assets, generally three to seven years. Leasehold improvements are stated at cost less accumulated amortization, and are amortized over their estimated useful lives or lease terms, whichever is shorter.

Fixed assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with FAS No. 144. Fixed assets are included as a component of other assets in the consolidated balance sheets.

Reserve for Losses and Loss Adjustment Expenses

Reserve for losses and loss adjustment expenses represents the ultimate cost of all reported and unreported losses and loss adjustment expenses associated with reported claims and claims incurred but not reported which are unpaid at the balance sheet date. Anticipated recoveries on salvage and subrogation are deducted from liabilities for unpaid losses and loss adjustment expenses. Liabilities for reserves are determined by many variables, including case evaluation for reported losses, actuarial studies, statistical analysis, industry data and other factors. Management believes that the aggregate liability for losses and loss adjustment expenses at year-end represents its best estimate, based on available data, of the amounts necessary to settle the ultimate cost of expected loss and loss adjustment expenses.

These estimates are also subject to the effects of trends in loss severity and frequency and other trends such as fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. There also may be a significant delay between the occurrence of the insured event and the time it is actually reported to the Company. Accordingly, the ultimate settlement of losses and related loss adjustment expenses may vary significantly from the estimates included in the Company's financial statements. These estimates are reviewed regularly and are adjusted as experience develops or new information becomes known. Any such adjustments are included in income in the period in which they become known.

Guaranty Fund and Other Assessments

The Company is subject to guaranty fund and other assessments by the states in which it writes business. These assessments are for the general welfare and protection of workers' compensation policyholders. Guaranty fund assessments are accrued at the time premiums are written. Other assessments are accrued either at the time of assessment, or, in the case of premium-based assessments, at the time the premiums are written, or, in the case of loss-based assessments, at the time the losses are incurred. Liabilities for guaranty funds and other insurance-related assessments are not discounted and are included as part of Accrued Expenses in the Consolidated Balance Sheets.

The Company is permitted by the insurance departments to pass certain assessments through to the policyholders. Assessment receivables are billed to the policyholders as the assessments become due and are included in Accounts Receivable as discussed above.

Primary Insurance Premiums

Premiums written are recognized in income ratably over the term of the policy. The portion of billed premiums in excess of premiums earned at the balance sheet date is recorded as unearned premiums. In respect to most of the policies written by Majestic, premiums are based on the estimated payroll and loss experience of an employer and Majestic's applicable premium rates. A portion of Majestic's premiums are written on an adjustable basis. Premiums from those policies can be adjusted retrospectively in accordance with the actual loss experience of the policyholders' claims arising during the policy term. These retrospective premium adjustments are periodically made to the net premiums earned to reflect the changes in the estimation of the policyholders' ultimate losses as more information becomes available over time.

For the year ended December 31, 2007, 78% and 17% of Company's net earned premiums from primary insurance were from California and New York/New Jersey policyholders, respectively. For the period November 14, 2006 through December 31, 2006, 91% of the Company's net earned premiums from primary insurance were from California. The Company did not write primary insurance prior to the November 14, 2006 Embarcadero acquisition.

Reinsurance Premiums Assumed and Ceded

Through treaty, quota share, and facultative reinsurance agreements, the Company cedes a share of the risks it has underwritten to other affiliated and third party insurers. Assumed reinsurance refers to the Company's acceptance of certain insurance risks that other affiliated and third party insurers have underwritten.

Reinsurance accounting is followed for ceded and assumed transactions when the risk transfer provisions of FAS 113, *"Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts,"* have been met. To meet risk transfer requirements, a reinsurance contract must transfer insurance risk, consisting of both underwriting and timing risk, and bear a reasonable possibility of a significant loss to the reinsurer. Management has evaluated its reinsurance agreements and has determined that they are short-duration prospective contracts.

Reinsurance premiums assumed are accounted for on a basis consistent with the terms of the reinsurance contracts. The portion of reinsurance premiums ceded that relate to the remaining terms of the reinsurance policies at the balance sheet date are recorded as unearned premiums.

Premiums ceded are reported as a reduction of premiums written. The portion of the reinsurance premiums assumed that relate to the remaining terms of the reinsurance policies at the balance sheet date are recorded as prepaid reinsurance premiums and included in Reinsurance Recoverable as described above.

Reinsurance premiums are subject to adjustment based upon modification to the premiums charged on the underlying policies. Such adjustments are reflected in current operations when estimable.

Fee-Based Management Services

Revenues from fee-based management services include management fees received from self-insured groups, which are based on a percentage of the premiums of the self-insured groups. The portion of such fees that relate to fees paid to general agents and brokers is recorded as revenue when payable by the group, which is the same time that the obligation for fees paid to general agents and brokers is recorded. The balance of such fees is earned ratably over the period to which they apply. The portion of management fees that relate to future periods at the balance sheet date is recorded as unearned management fees.

Our fee-based management services also include management fees received for medical bill review and case management services. These services are provided to the self-insured groups managed by CRM and CRM CA, and also to third parties and Majestic policyholders. Fees from medical bill review and case management services are recognized as the services are performed.

The Company also receives commissions for excess insurance coverage it places for these groups, including commissions from Majestic and NY Marine & General as more fully described in Note 9. Such commission income is earned ratably over the terms of the underlying insurance coverage. The portion of commission income that relates to the remaining term of the underlying insurance coverage at the balance sheet date is recorded as unearned commission income. Commissions received for surety bonds that the Company places for the self-insured groups are earned upon receipt.

During the years ended December 31, 2007, 2006 and 2005, the Company provided management and other related services to 15, 15 and 14 self-insured groups, respectively. For the years ended December 2007, 2006 and 2005, 69%, 69% and 74% of fee-based management services revenues were from self-insured groups located in New York. The remaining balance of such revenues was from groups located in California.

One self-insured group accounted for 15%, 23% and 27% of the Company's fee-based management services revenues for the years ended December 31, 2007, 2006 and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, three of the largest groups, two of which are located in New York and one in California, accounted for 57%, 59% and 60% of the total fee-based management services revenue, respectively.

Advertising Costs

Advertising costs, including selling and marketing expenses, are expensed as incurred. Advertising costs totaling $1.1 million, $1.4 million and $940 thousand were included in selling, general and administrative expense for the years ended December 31, 2007, 2006 and 2005, respectively.

Share-Based Compensation

The Company accounts for share-based compensation plans using the fair value accounting method prescribed by FASB Statement 123(R), *Share-Based Payment* ("FAS 123(R)"). The fair value method requires compensation cost to be measured based on the fair value of the equity instrument at the grant or award date. Share-based compensation is accrued over the vesting period of the grant or award.

Income Taxes

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of FAS 109. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The adoption of FIN 48 did not have an impact on our financial position or results of operations as we have taken no significant tax positions which would require accrual or disclosure under the new guidance.

CRM Holdings and Twin Bridges are Bermuda companies. Management believes that CRM Holdings and Twin Bridges are not involved in the active conduct of a trade or business in the U.S. for U.S. tax purposes and as such has not provided for any federal or state and local income taxes for these entities.

CRM Holdings and Twin Bridges have received undertakings from the Bermuda Minister of Finance assuring it that if any legislation is enacted in Bermuda that would impose income or capital taxes, then the imposition of any such tax will not be applicable to CRM Holdings or Twin Bridges or any of its operations, shares, debentures or other obligations until March 28, 2016.

CRM USA Holdings and its subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

For the periods presented in these financial statements prior to the date of the restructuring, the pre-restructuring LLCs were organized as limited liability companies where the members were taxed on their proportionate share of the LLCs' taxable income. Subsequent to the restructuring, CRM, CRM CA and Eimar elected to be taxed as U.S. corporations.

Therefore, for CRM, CRM CA and Eimar, income taxes have been provided in these financial statements only since December 27, 2005 and not prior.

Segment Reporting

The Company manages its operations through four reportable segments: fee-based management services; primary insurance; reinsurance; and corporate and other. Certain information about segment operations is addressed in Note 21.

Offering Costs

Direct offering costs incurred in connection with the December 27, 2005 IPO, including certain amounts payable for underwriting, legal, audit and printing services, were deducted from the gross proceeds of the offering.

Recent Accounting Pronouncements Not Yet Effective

In February 2007, the FASB issued FASB Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159), which permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of FAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at the initial recognition of the asset or liability or upon a re-measurement event that gives rise to the new basis of accounting. All subsequent changes in fair value for that instrument are reported in earnings. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be recorded at fair value nor does it eliminate disclosure requirements included in other accounting standards. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 159 on its consolidated financial position, and results of operations.

In September 2006, the FASB issued FASB Statement 157, *Fair Value Measurements* (FAS 157), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. On December 14, 2007, the FASB issued a proposed FASB Staff Position (FSP) that would amend FAS 157 to delay the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. The proposed FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the proposed FSP. On February 12, 2008, the FASB confirmed the aforementioned position and released the final FSP. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 157 on its consolidated financial position, and results of operations.

In December 2007, the FASB issued FASB Statement 141 (Revised) *Business Combinations* (FAS 141R). FAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes, measures and reports the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. The pronouncement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning after December 15, 2008. We will adopt this pronouncement in the first quarter of fiscal 2009, and it will impact any acquisitions consummated subsequent to the effective date.

Note 2. Acquisition of Embarcadero

On November 14, 2006, CRM USA Holdings completed the acquisition of Embarcadero for $46.3 million in cash. The acquisition provides the Company with an enhanced presence in California as well as the ability to expand its insurance and reinsurance activities to other states where Majestic is licensed as an insurer. In addition to cash on hand, the acquisition was financed through the issuance of $36.1 million in junior subordinated debentures to a newly formed Delaware statutory trust subsidiary in connection with the net proceeds of the issuance of $35.0 million of trust preferred securities more fully described in Note 11.

Of the aggregate purchase price, $4 million is held in escrow for up to 18 months following the closing to cover potential claims for breaches of certain representations, warranties and covenants, and an additional $3.2 million is held in escrow for five years to cover indemnification claims by CRM USA Holdings with respect to reserves for losses and loss adjustment expenses. Should any amounts become recoverable through these escrow arrangements, they would be included in current earnings in the year of recovery.

The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed. The purchase price has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the date of acquisition. The computation of the purchase price and its allocation to the net assets acquired based on their fair values as of November 14, is presented below:

Determination of Purchase Price (Dollars in Thousands)	
Total cash consideration paid	$46,292
Expenses incurred in connection with the acquisition	1,945
Total purchase price and transaction expenses	$48,237
Allocation of Purchase Price	
Net book value of Embarcadero as of November 13, 2006	$46,054
Adjustments to reflect the estimated fair value of assets acquired and liabilities assumed:	
Reserve for losses and loss adjustment expenses	6,156
Reinsurance recoverable	(6,861)
Deferred policy acquisition costs	(674)
Deferred income taxes	770
Other deferred expenses	(248)
Fixed assets	(74)
Unrealized gains on investments	453
Goodwill	2,661
Total purchase price	$48,237

The Company evaluated its final allocation of the purchase price and has adjusted its deferred tax asset and goodwill carrying value by $34 thousand. All of the goodwill resulting from the acquisition has been allocated to the Primary Insurance segment.

The condensed statement of net assets acquired reflects the fair value of Embarcadero's net assets as follows:

	As of November 14, 2006 (In Thousands)
Assets:	
Cash and investments	$164,403
Premiums receivable, net	4,420
Reinsurance recoverable	28,772
Other receivables	3,548
Deferred income taxes	6,319
Goodwill	2,661
Fixed assets, net	164
Total assets acquired	210,287
Liabilities:	
Reserves for losses and loss adjustment expenses	139,212
Reinsurance payable	1,204
Unearned premiums	5,137
Senior debt facility	8,000
Other accrued liabilities	8,497
Total liabilities assumed	162,050
Net assets acquired	$ 48,237

Note 3. Earnings per Share

Basic earnings per share are calculated using the weighted average number of common and Class B shares outstanding and excludes any dilutive effects of warrants, options and convertible securities. As of December 31, 2007 and 2006, there were 333 thousand and 210 thousand restricted shares and no warrants, options or convertible securities outstanding, respectively.

The following tables show the computation of the Company's earnings per share:

	For the Year Ended December 31,		
	2007	2006	2005
	(In thousands except per share amounts)		
Net income (Numerator for Basic and Diluted earnings per share)	$20,142	$14,256	$ 7,275
Weighted-average basic shares outstanding (Denominator for basic earnings per share)	16,289	16,247	10,428
Dilutive effect of unvested restricted shares	18	—	3
Weighted-average diluted shares outstanding (Denominator for diluted earnings per share)	16,307	16,247	10,431
Basic earnings per share	$ 1.24	$ 0.88	$ 0.70
Diluted earnings per share	$ 1.24	$ 0.88	$ 0.70

Diluted earnings per share are calculated assuming conversion of dilutive convertible securities and the exercise of all dilutive stock options and warrants using the treasury stock method. For the year ended December 31, 2006, 103 thousand shares were excluded from the computation of diluted earnings per share because their effects were anti-dilutive.

Note 4. Investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of the Company's available-for-sale investments are show in the tables below:

As of December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)		
U.S. Treasury securities	$ 19,895	$ 432	$ 12	$ 20,315
Government sponsored agency securities	59,709	476	13	60,172
Obligations of states and political subdivisions	106,187	1,093	30	107,250
Corporate and other obligations	52,994	610	55	53,549
Mortgage-backed obligations	1,682	14	13	1,683
Total fixed-maturity securities, available-for-sale	240,467	2,625	123	242,969
Equity securities	21,704	2,115	1,445	22,374
Total investment securities, available-for-sale	$262,171	$4,740	$1,568	$265,343

As of December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)		
U.S. Treasury securities	$ 44,932	$ 4	$ 41	$ 44,895
Government sponsored agency securities	27,313	2	19	27,296
Obligations of states and political subdivisions	79,660	—	135	79,525
Corporate and other obligations	40,693	6	46	40,653
Mortgage-backed obligations	869	—	30	839
Total fixed-maturity securities, available-for-sale	193,467	12	271	193,208
Equity securities	11,904	478	293	12,089
Total investment securities, available-for-sale	$205,371	$490	$564	$205,297

The amortized cost and estimated fair value of fixed-maturity securities available-for-sale at December 31, 2007 by contractual maturity are set forth below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due in one year or less	$ 69,814	$ 69,920
Due after one year through five years	125,058	126,901
Due after five years through ten years	34,423	34,906
Due after ten years	9,490	9,559
	238,785	241,286
Mortgage-backed securities	1,682	1,683
Total fixed-maturity securities, available for sale	$240,467	$242,969

The following table sets forth the gross unrealized losses included in accumulated other comprehensive losses as of December 31, 2007 and 2006 related to available-for-sale fixed-maturity and equity securities. The table segregates investments that have been in a continuous unrealized loss position for less than 12 months from those that have been in a continuous unrealized loss position for twelve months or longer.

	Less than 12 Months		12 Months or More		Total	
December 31, 2007	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(Dollars in thousands)			
U.S. Treasury securities	$ 2,658	$ 11	$ —	$ —	$ 2,658	$ 12
Government sponsored agency securities	19,797	13	—	—	19,797	13
Obligations of states and political subdivisions	4,000	25	1,696	6	5,696	30
Corporate and other obligations	3,906	52	2,262	3	6,168	55
Mortgage-backed	—	—	710	13	710	13
Total fixed-maturity securities, available for sale	30,361	101	4,668	22	35,029	123
Equity securities	9,280	1,277	815	168	10,095	1,445
Total investment securities, available-for-sale	$39,641	$1,378	$5,483	$190	$45,124	$1,568

December 31, 2006	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(Dollars in thousands)			
U.S. Treasury securities	$ 40,426	$ 41	$—	$—	$ 40,426	$ 41
Government sponsored agency securities	22,299	19	—	—	22,299	19
Obligations of states and political subdivisions	76,901	135	—	—	76,901	135
Corporate and other obligations	30,440	46	—	—	30,440	46
Mortgage-backed	839	30	—	—	839	30
Total fixed-maturity securities, available for sale	170,905	271	—	—	170,905	271
Equity securities	5,702	293	—	—	5,702	293
Total investment securities, available-for-sale	$176,607	$564	$—	$—	$176,607	$564

There were 63 and 308 investments impaired at December 31, 2007 and 2006, respectively.

The Company regularly evaluates its fixed income and equity securities to determine whether impairment represents other-than-temporary declines in the fair value of the investments. Criteria considered during this process include, but are not limited to, the current fair value as compared to the cost of the security, degree and duration of the security's fair value being below cost, credit quality, current economic conditions, and our decisions to hold or divest a security. The Company considers price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and the Company distinguishes between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that the Company considers in the evaluation of credit quality include:

- Credit ratings from major rating agencies, including Moody's and Standard & Poor's (S&P),
- Business and operating performance trends,
- Management quality/turnover,
- Industry competitive analysis, and
- Changes in business model/strategy.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position until recovery. Significant changes in these factors could result in a charge to net earnings for impairment losses. Impairment losses result in a reduction of the underlying investment's cost basis.

The Company determined that the decline in fair value for all of these securities was temporary based on the Company's analysis of the securities, considering timing, liquidity, financial condition of the issuers, actual credit losses to date, severity of the impairment and the Company's ability and intent to hold the securities until they mature.

The sources of investment income were as follows:

Years Ended December 31,	2007	2006	2005
	(Dollars in thousands)		
Interest income on cash and cash equivalents	$ 185	$1,084	$ 122
Interest income on fixed-maturity securities	10,982	3,360	62
Interest income on other investments	94	12	—
Dividends	343	25	—
Realized gains on investments	1,875	84	26
Realized losses on investments	(1,119)	(98)	—
Investment income before investment expenses	12,360	4,467	210
Investment expenses	(979)	(190)	(228)
Total investment income	$11,381	$4,277	$ (18)

Investments with a fair value of $137.4 million and $116.3 million, at December 31, 2007 and 2006, respectively, were on deposit with various regulatory agencies as required by law. At December 31, 2007 and 2006, respectively, investments with a fair value of $4.0 million and $19.7 million have been pledged as security under certain credit facilities as more fully described in Note 9 and Note 10.

Note 5. Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs are as follows:

Years Ended December 31,	2007	2006	2005
	(Dollars in thousands)		
Balance at beginning of period	$ 1,143	$ 442	$ 1,414
Policy acquisition costs deferred:			
Commissions	8,725	7,329	1,450
Premium taxes	4,346	185	—
Other	3,534	1,436	51
	16,605	8,950	1,501
Amortization of policy acquisition costs	(17,125)	(8,249)	(2,473)
Net change	(520)	701	(972)
Balance at end of period	$ 623	$ 1,143	$ 442

Note 6. Goodwill and Other Intangible Assets

In 2007, the Company recorded goodwill of $88 thousand and other intangible assets of $162 thousand related to the acquisition of Medical Expense Management. In 2006, the acquisition of Embarcadero resulted in the establishment of goodwill of $2.7 million.

Changes in goodwill are as follows:

Year Ended December 31, 2007	Fee-Based Management Services Segment	Primary Insurance Segment	Total
	(Dollars in thousands)		
Balance at beginning of period	$—	$2,695	$2,695
Acquisitions	88	—	88
Other	—	(34)	(34)
Balance at end of period	$88	$2,661	$2,749

The Company evaluated its final allocation of the purchase price of Embarcadero and has adjusted its goodwill carrying value by $34 thousand as of December 31, 2007.

The Company performed its annual impairment testing of goodwill required under FAS 142 as of October 31, 2007 and determined that goodwill recorded in the primary insurance segment was not impaired. Goodwill and other intangible assets related to the Medical Expense Management acquisition will be tested for impairment in the fourth quarter of 2008.

Other intangible assets are classified into two categories:

"Information Technology" represents the prepaid costs for the outsourcing of entity wide information technology function effective 2007;

"Restrictive Covenant" is a covenant not to compete for one Medical Expense Management executive.

The following table shows other intangible assets that continue to be subject to amortization and aggregate amortization expense as of December 31, 2007:

As of December 31, 2007	Information Technology	Restrictive Covenants	Total
	(Dollars in thousands)		
Gross carrying amount	$645	$162	$807
Accumulated amortization	(22)	(13)	(35)
Net carrying amount	$623	$149	$772

The cost of other intangible assets is being amortized over a range of 3 to 5 years, with a weighted average original life of 2.7 years. Amortization expense for the year ended December 31, for 2007 was $35 thousand. There was no amortization expense for the years ended 2006 and 2005 as there were no other intangible assets. Amortization expense for intangible assets is estimated to be $183 thousand in 2008 and 2009, $169 thousand in 2010, $129 thousand in 2011 and $108 thousand in 2012.

Note 7. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets are included in other assets and are summarized as follows:

As of December 31,	2007	2006
	(Dollars in thousands)	
Furniture, fixtures and computer equipment	$1,028	$1,351
Computer software	1,987	703
Automobiles	38	101
Leasehold improvements	1,966	332
	5,019	2,487
Less accumulated depreciation and amortization	(959)	(913)
	$4,060	$1,574

Depreciation and amortization expense for the years ended December 31, 2007 and 2006 was $859 thousand and $280 thousand, respectively, of which $352 thousand and $60 thousand was attributable to amortization of capitalized software. Unamortized computer software was $1.6 million and $679 thousand at December 31, 2007 and 2006, respectively. Depreciation expense for the year ended December 31, 2005 was $226. There was no amortization of capitalized software in 2005.

Note 8. Losses and Loss Adjustment Expenses

Activity in the reserve for losses and loss adjustment expenses is as follows:

As of December 31,	2007	2006	2005
	(Dollars in thousands)		
Gross liability beginning of period	$153,622	$ 6,280	$2,696
Less reinsurance recoverable	(28,913)	—	—
Net liability at beginning of period	124,709	6,280	2,696
Acquisition of Embarcadero	—	112,666	—
Incurred losses and LAE relating to:			
Current year	71,363	14,012	3,584
Prior years	(7,702)	(3,522)	—
Total incurred losses and LAE	63,661	10,490	3,584
Paid losses and LAE relating to:			
Current year	(11,036)	(2,129)	—
Prior years	(23,974)	(2,598)	—
Total paid losses and LAE	(35,010)	(4,727)	—
Net liability at end of period	153,360	124,709	6,280
Plus reinsurance recoverable	35,488	28,913	—
Gross liability at end of period	$188,848	$153,622	$6,280

Majestic

Management analyzes Majestic's claims data using actuarially acceptable methods of calculating future liabilities based upon historical results. These methods look at historical paid losses at various points in time, claim counts and average costs of incurred losses, counts and average values of unpaid losses, as well as variations of such techniques. Estimates of ultimate claims liability for each accident year are derived using such techniques. These estimates are reviewed regularly and are adjusted as experience develops or new information becomes known. Any such adjustments are included in income in the period in which they become known.

In addition, for the most current accident year, Majestic uses a loss ratio method that starts with a projected loss ratio for each line of business, estimated from the prior accident year, adjusted for projected wage inflation, loss cost inflation, and pricing adjustments. This adjusted loss ratio is applied to the earned premium for the current accident year to derive the ultimate estimated claims liability for the current accident year which becomes one of the components of the overall estimated claims liability. These estimates are reviewed quarterly and are adjusted throughout the current year whenever there is enough overall evidence that one or more of the assumptions used have changed such as to materially impact the total estimated ultimate liability for claims reported on the Company's balance sheet. Additional factors that influence incurred losses and loss adjustment expenses for a given period include the number of exposures covered in the current year, trends in the frequency and severity of claims, or changes in the cost of adjusting claims.

Annually, Majestic's actuary conducts a complete analysis of the claims data and provides a report indicating whether the estimate of the reserves for losses and loss adjustment expenses as reported on the balance sheet is a reasonable estimate of Majestic's ultimate liability. For Majestic's primary policies, the actuarial techniques employed by the independent actuary recognize, among other factors, Majestic's claims experience, the industry's claims experience, historical trends in reserving patterns and loss payments, the impact of claim inflation, the pending level of unpaid claims, legislative reforms affecting workers' compensation, and the environment in which insurance companies operate. For a description of the actuarial techniques related to Majestic's excess of loss policies, see the discussion that follows in *Twin Bridges*.

Twin Bridges

Unlike Majestic, Twin Bridges has a short operating history and has only been in existence since December 2003. Since Twin Bridges began operations, only twelve claims have been reported and there have been no paid losses. This short operating history provides Twin Bridges with limited loss experience and a relatively small population of underlying risks as compared to other insurers and reinsurers. Accordingly, Twin Bridges' loss reserve estimates are more susceptible to an increased likelihood that actual results may not conform to estimates.

Annually, Twin Bridges' actuary performs a ground-up analysis of the premiums and losses of the self-insured groups that are managed by CRM and CRM CA and insured by Majestic in excess of their self-insured retention. As discussed in Note 9, Twin Bridges has assumed from Majestic, through quota share agreements, those excess premiums and losses. The actuary's expected ultimate impact of these per-occurrence excess of loss contracts is based upon actual experience of the underlying self insured group and industry excess of loss factors. Actual large losses and industry excess of loss factors were used to calculate the portion of ceded losses expected to be assumed by Twin Bridges. In each case, gross losses were developed to ultimate and the portion of losses exceeding each group's self-insured retention was calculated.

The actuarial estimate of the losses and loss adjustment expenses of the non-affiliated self-insured premiums and losses ceded from Majestic to Twin Bridges are based on the net and direct analyses of Majestic's business as discussed above.

For all other risks assumed by Twin Bridges, the actuary's evaluation was based on the Bornheutter-Ferguson method, which estimates ultimate losses based on premiums, expected loss ratios, losses incurred to date, and the assumed percentage of losses incurred as of the current valuation date.

Management has decided to establish Twin Bridges' reserve for losses and loss adjustment expense at a point within the range of reasonable outcomes, but above the range midpoint. This moderately conservative level reflects the uncertainty surrounding long-tail business, the lack of significant case experience, and the potential for future development. These estimates are reviewed regularly and are adjusted as experience develops or new information becomes known. Any such adjustments are included in income in the period in which they become known.

The methods for making such estimates and for establishing the resulting reserves of both Majestic and Twin Bridges are continually reviewed and updated, and any adjustments resulting are reflected in current operations.

As a result of changes in estimates of insured events in the prior years, the reserve for losses and loss adjustment expenses decreased by $7.7 million in 2007, of which $5.0 million is attributable to the primary insurance segment and $2.7 million is attributable to the reinsurance segment.

Majestic has experienced favorable loss development as a result of favorable loss cost trends in the California market. The favorable development in 2007 was predominantly from accident year 2006, where reported indemnity claims and average cost per claim developed better than expected. This favorable development also resulted in an estimated return of premiums on retrospectively rated policies in the amount of $2.4 million for the year ended December 31, 2007. Finally, the favorable development was somewhat offset by $1.5 million of amortization of the difference between the fair value of losses and loss adjustments at December 31, 2007 versus their stated value on the date of acquisition of Majestic.

Since Twin Bridges has limited historical experience, prior year losses were estimated based on industry data and resulted in reinsurance loss ratios ranging from 32% to 66%. Management has reevaluated the loss ratio and based on the methodology discussed above, recognized favorable development in 2007. This favorable development arose primarily from accident years 2005 and 2006 where actual results have been better than industry excess loss factors initially projected.

Note 9. Insurance Activity

The Company's financial statements reflect the effects of direct insurance and assumed and ceded reinsurance activity. The activities of Majestic are included in the Primary Insurance segment, and the activities of Twin Bridges are included in the Reinsurance segment. All inter-company transactions are eliminated upon consolidation.

A summary of direct insurance and ceded and assumed reinsurance transactions in the affected segment is as follows:

	For the Year Ended December 31, 2007			
	Primary Segment	Reinsurance Segment	Eliminations	Consolidated
	(Dollars in thousands)			
Written premiums				
Direct	$165,662	$ 382	$ —	$166,044
Assumed	240	25,111	(25,111)	240
Ceded	(72,389)	(100)	25,111	(47,378)
Net written premiums	$ 93,513	$25,393	$ —	$118,906
Earned premiums				
Direct	$167,675	$ 250	$ —	$167,925
Assumed	240	25,111	(25,111)	240
Ceded	(76,354)	(79)	25,111	(51,322)
Net earned premiums	$ 91,561	$25,282	$ —	$116,843
Losses and loss adjustment expenses				
Direct	$ 87,231	$ 273	$ —	$ 87,504
Assumed	48	6,509	(6,991)	(434)
Ceded	(29,901)	(86)	6,578	(23,409)
Net losses and loss adjustment expenses	$ 57,378	$ 6,696	$ (413)	$ 63,661

	For the Year Ended December 31, 2006			
	Primary Segment	Reinsurance Segment	Eliminations	Consolidated
	(Dollars in thousands)			
Written premiums				
Direct	$ 7,902	$ —		$ 7,902
Assumed	115	24,998		25,113
Ceded	(758)	—		(758)
Net written premiums	$ 7,259	$24,998	$—	$32,257
Earned premiums				
Direct	$ 8,373	$ —		$ 8,373
Assumed	116	22,966		23,082
Ceded	(753)	—		(753)
Net earned premiums	$ 7,736	$22,966	$—	$30,702
Losses and loss adjustment expenses				
Direct	$ 8,164	$ —		$ 8,164
Assumed	62	5,462		5,524
Ceded	(3,198)	—		(3,198)
Net losses and loss adjustment expenses	$ 5,028	$ 5,462	$—	$10,490

	For The Year Ended December 31, 2005			
	Primary Segment	Reinsurance Segment	Eliminations	Consolidated
		(Dollars in thousands)		
Written premiums				
Direct	$—	$ —		$ —
Assumed	—	5,076		5,076
Ceded	—	—	—	—
Net written premiums	$—	$5,076	$—	$5,076
Earned premiums				
Direct	$—	$ —		$ —
Assumed	—	8,362		8,362
Ceded	—	—	—	—
Net earned premiums	$—	$8,362	$—	$8,362
Losses and loss adjustment expenses				
Direct	$—	$ —		$ —
Assumed	—	3,584		3,584
Ceded	—	—	—	—
Net losses and loss adjustment expenses	$—	$3,584	$—	$3,584

Majestic

Majestic's direct earned premiums consist of the expired portion of annual premiums accepted for primary policies issued to individual insured businesses and excess policies issued to self-insured groups or self-insured individual enterprises. Excluding the effects of the novation as discussed below, primary insurance policies comprise over 90% of direct premium and are issued through independent brokers to selected businesses. Coverage under these policies attaches typically at the first dollar of loss or in excess of policy deductibles. Excess insurance policies are issued through independent and related party brokers to self-insured groups or individually self-insured entities. Coverage under these policies attaches in excess of the group's or individual's self-insured retention, which range from $500 thousand to $1 million.

In 2007, the Company completed an assignment, assumption and novation agreement ("Novation") with NY Marine & General. Under the terms of the Novation, Majestic was substituted as the insurance company for almost all of the excess policies previously issued by NY Marine & General to certain of the self-insured groups managed by CRM and CRM CA. NY Marine & General transferred and assigned to Majestic all of its respective rights, duties and obligations under the excess workers' compensation policies issued to certain self-insured groups during the policy years 2003 through 2006. In connection with this, NY Marine & General also transferred and assigned its rights, duties and obligations to Majestic under two quota share reinsurance treaties between NY Marine & General and Twin Bridges. The Company has also guaranteed the performance of its subsidiaries in connection with this transaction. For the layers of coverage outside the Twin Bridges reinsurance agreements, NY Marine & General obtained consent agreements from each of its other reinsurers naming Majestic as an insured party on the reinsurance agreements.

The effect of the Novation on the results of operations for the year ended December 31, 2007 was as follows:

For The Year Ended	December 31, 2007
	(Dollars in thousands)
Net premiums written	$10,690
Net premiums earned	10,690
Losses and loss adjustment expenses	7,050
Premium taxes	118
Income before tax	$ 3,522

Majestic recorded $1.4 million of favorable development on novated policies for the year ended December 31, 2007.

Majestic purchases reinsurance to reduce its maximum potential loss on individual risks and to protect against possible catastrophes. Reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is fully obligated to indemnify the ceding company to the extent of the coverage ceded.

Majestic participated in an excess of loss coverage treaty, under which the reinsurers reimburse Majestic for losses and loss adjustment expenses over $600 thousand up to $50 million on a per occurrence basis. Majestic is liable for losses and loss adjustment expenses that exceed $50 million up to statutory limits. These excess of loss agreements expired on July 31, 2007.

Effective August 1, 2007, Majestic entered into a new excess of loss coverage treaty under which the reinsurers reimburse Majestic for losses and loss adjustment expense in excess of $500 thousand up to $100 million on a per occurrence basis. Majestic is liable for losses and loss adjustment expenses that exceed $100 million up to statutory limits. As of December 31, 2007, 22 reinsurers, including Twin Bridges, participate in the excess of loss treaty. The excess of loss agreement was amended effective October 1, 2007, to increase the amount of coverage provided by Twin Bridges for primary workers' compensation insurance issued by Majestic in the states of New York and Florida for losses and loss adjustment expenses in excess of $500 thousand up to $2 million. These agreements expire on June 30, 2008. Please see Note 9 — *Twin Bridges* for a description of Twin Bridges participation in Majestic's excess of loss treaty.

Effective January 1, 2007, Majestic entered into a 90% Quota Share Agreement with Twin Bridges with respect to all new and renewal excess workers' compensation coverage issued to the self-insured groups managed by CRM and CRM CA. Terms of this agreement are described in *Twin Bridges* discussion below.

Total amounts recoverable by Majestic from third party reinsurers were $38.6 million and $30.7 million as of December 31, 2007 and 2006, respectively, which included $875 thousand and $1.4 million, respectively, relating to losses paid by Majestic and billed to reinsurers.

As of December 31, 2007 and 2006, the third party reinsurers representing the largest balances of the aforementioned reinsurance recoverable were as follows:

	As of December 31, 2007		
	Unpaid Losses	Paid Losses	Total Gross Reinsurance Recoverable
	(Dollars in thousands)		
Hannover RK-NS	$12,518	$ 75	$12,593
Hannover Re-Bermuda	6,614	171	6,785
National Union Fire Ins. Co. of Pittsburgh Pa.	4,251	44	4,295
Dorinco Reinsurance Company	3,277	72	3,349
The St. Paul Fire & Marine Insurance Co.	1,980	87	2,067
Others	9,069	426	9,495
	$37,709	$875	$38,584

	As of December 31, 2006		
	Unpaid Losses	Paid Losses	Total Gross Reinsurance Recoverable
	(Dollars in thousands)		
Hannover RK-NS	$21,182	$ 990	$22,172
Dorinco Reinsurance Co.	2,407	26	2,433
The St. Paul Fire & Marine Insurance Co.	1,524	35	1,559
Lloyd's Underwriters	1,136	67	1,203
Lloyds of London — DP Mann Ltd.	1,000	22	1,022
Others	2,084	276	2,360
	$29,333	$1,416	$30,749

Included in reinsurance recoverable as of December 31, 2007 and 2006 are prepaid reinsurance premiums as follows:

	As of December 31, 2007
	(Dollars in thousands)
Hannover RK-NS	$ 353
Lloyd's Underwriters	181
Lloyd's — Syndicate #2003 Through Catlin	155
Max Re Ltd — Bermuda	153
Tokio Millennium (Bermuda)	55
Others	1,324
	$2,221

	As of December 31, 2006
	(Dollars in thousands)
Hannover RK-NS	$158
Aspen Insurance — UK	57
Dorinco Reinsurance Co.	50
Lloyd's — Liberty Syndicate UK	34
Lloyd's — Wellington UW	31
Others	93
	$423

At December 31, 2007 and 2006, the Company held collateral under related reinsurance agreements in the form of letters of credit totaling $21.3 million that may be drawn against any amounts remaining unpaid for more than 120 days. At December 31, 2007 and 2006, no amounts were drawn under the letters of credit.

Twin Bridges

Twin Bridges reinsures a portion of the excess coverage obtained by the self-insured groups managed by CRM and CRM CA (the "Groups"). Under the reinsurance treaty that expired on November 30, 2005, Twin Bridges reinsured 50% of the risks NY Marine & General underwrote and received 50% of the premiums paid to NY Marine & General by these Groups. Twin Bridges allowed a ceding commission of 28% of assumed premium to cover acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of assumed premiums. The stop loss coverage limits the Company's losses to 181.16% of assumed premiums, net of the ceding commissions, the cost of the stop-loss coverage and the U.S. federal excise tax. NY Marine & General in turn paid a 20% commission to CRM for the excess workers compensation coverage placed with NY Marine & General by CRM or CRM CA, as described in Note 1.

Pursuant to the 70% Quota Share Agreement that expired on December 31, 2006, NY Marine & General offered full statutory excess coverage for losses and loss adjustment expenses in excess of $500 thousand per occurrence for most of the Groups. Under this agreement, Twin Bridges reinsured 70% of the excess coverage in exchange for 70% of the premiums paid by the Groups. Twin Bridges allowed NY Marine & General ceding commissions of 23.5% of the assumed premiums to cover its acquisition, general and administrative expenses and an additional 3.45% to cover taxes, board fees and other such costs. NY Marine & General in turn paid a commission of 15% of gross premiums to CRM and CRM CA as described in Note 1. NY Marine & General found reinsurance from other insurers to cover 100% of losses and loss adjustment expenses in excess of $5 million per occurrence up to $50 million per occurrence, as well as reinsurance of losses and loss adjustment expenses in excess of $3 million per occurrence up to a per occurrence limit of $5 million, subject to an annual aggregate deductible of $3 million. NY Marine & General and Twin Bridges shared proportionately the layer in excess of $50 million up to statutory limits. The excess reinsurance secured by NY Marine & General inures to the benefit of Twin Bridges proportionately to its 70% quota share participation. For this Twin Bridges ceded a premium of approximately 11% of the gross premiums it assumed from NY Marine & General.

The 70% Quota Share Agreement also provided for aggregate coverage of $2 million, with attachment points at various levels determined by the groups' funded premiums. The agreement also provided for Twin Bridges to assume 100% (rather than 70%) of direct losses if the net loss ratio after reinsurance recoveries exceeded 70%. The higher participation rate will continue until the net loss ratio after reinsurance recoveries equals 90%, when Twin Bridges' participation will revert to 70%.

Effective January 1, 2007, Majestic provides excess coverage to the Groups and unaffiliated self-insured third parties. Pursuant to a quota share treaty, Twin Bridges reinsures 90% of the coverage which Majestic provides to self-insured parties, net of liability ceded to unaffiliated reinsurers, and receives 90% of the premiums paid to Majestic, net of premiums paid to unaffiliated reinsurers. Twin Bridges' liabilities under the quota share reinsurance agreement, however, are capped at specific levels. First, for excess coverage, Twin Bridges reinsures 90% of the losses and loss adjustment expenses in excess of the self-insured retention (currently $500 thousand) up to a per occurrence limit of $2 million. Second, for the aggregate coverage, Twin Bridges reinsures 90% of Majestic's policy coverage up to $2 million per policy. Third, for employers' liability coverage, Twin Bridges reinsures 90% of Majestic's policy coverage up to a per occurrence limit of $2 million. Twin Bridges allows Majestic a ceding commissions of 15% on all ceded premiums to cover Majestic's costs associated with the policies, including dividends, commissions, taxes, assessments and all other expenses, except for loss adjustment expenses. Majestic in turn pays a commission of 10% of gross premiums to CRM and CRM CA as described in Note 1.

Twin Bridges is required to provide Majestic with security for all reinsurance agreements for excess policies, including those obligations novated from NY Marine & General to Majestic as described above. By agreement among Majestic, Twin Bridges and the California Department of Insurance, this security consists of cash withheld by Majestic. For the excess policies not novated from NY Marine & General to Majestic, Twin Bridges is required to provide certain collateral to secure its obligations to NY Marine & General. Majestic is holding $17.5 million of cash as collateral for the reinsurance agreements for excess policies described above. In addition, letters of credit totaling $4.0 million and $31.7 million as of December 31, 2007 and 2006, respectively, were issued under letter of credit facilities to secure reserves assumed from NY Marine & General under the 50% and 70% Quota Share Agreements. Of these letters of credit, $4.0 million and $25.4 million were secured by a combination of investments and cash and cash equivalents as of December 31, 2007 and 2006, respectively, pursuant to the Secured Letter of Credit Facility. The balance of the letters of credit outstanding on those dates was issued pursuant to an unsecured letter of credit facility.

In addition to participating in the 90% Quota Share Agreement, Twin Bridges writes direct excess policies to individual self-insured groups and effective August 1, 2007 has a 50% participation in a layer of Majestic's excess of loss treaty for the loss and loss adjustment expenses in excess of $500 thousand per occurrence up to $750 thousand, but shall exceed 250% of earned premium, exclusive of primary business written in New York and Florida. Effective October 1, 2007, Twin Bridges has 100% participation in a layer of Majestic's excess of loss agreement for the loss and loss adjustment expenses in excess of $500 thousand per occurrence up to $2.0 million for primary business written exclusively in New York and Florida.

Twin Bridges purchases reinsurance to reduce its maximum potential loss on individual risks and to protect against possible catastrophes. Reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is fully obligated to indemnify the ceding company to the extent of the coverage ceded.

Note 10. Credit Facilities

On June 12, 2007, CRM amended its existing credit facility (the "Amended Revolving Credit Facility") with KeyBank National Association ("KeyBank"). The Amended Revolving Credit Facility increases CRM's borrowing limit from $5.0 million to $7.0 million, imposes a $2.0 million sub-limit for letters of credit and establishes a draw fee of 1.5% of the principal amount per year for each letter of credit drawn. The interest rate on the Amended Revolving Credit Facility is KeyBank's prime rate. The amendment also extends the maturity date of the facility to June 30, 2008. All of CRM's obligations under the facility are secured by a lien on substantially all of CRM's assets and are guaranteed by CRM CA, Eimar and Agency Captive, as further described in Note 17. As of December 31, 2007, CRM has a $1.7 million letter of credit outstanding under its Amended Revolving Credit Facility, with respect to lease obligations for our San Francisco premises. During 2007, CRM borrowed up to $800 thousand against this facility at a weighted average interest-rate of 8.25%. There were no borrowings against this facility at December 31, 2007 or during 2006.

Under Twin Bridges' reinsurance contracts, Twin Bridges is required to provide security for any unpaid liabilities under the contract. Twin Bridges amended its existing letter of credit loan facility (the "Amended Unsecured Letter of Credit Facility") with KeyBank on June 12, 2007. Under the Amended Unsecured Letter of Credit Facility, Twin Bridges is entitled to draw unsecured letters of credit of up to $7.0 million. Twin Bridges pays a fee of 1.5% of the principal amount of each letter of credit issued. The Amended Unsecured Letter of Credit Facility has an expiration date of June 30, 2008 and replaces the $7.0 million credit facility that expired June 30, 2007. Borrowings under the Amended Unsecured Letter of Credit Facility have been guaranteed by CRM, CRM CA, Eimar and Agency Captive.

Twin Bridges also has an informal arrangement with KeyBank to obtain secured letters of credit. Under this arrangement, Twin Bridges is able to draw secured letters of credit in amount equal to the funds posted by Twin Bridges and pays a fee of 0.35% of the principal amount of each letter of credit issued. In addition to KeyBank, Twin Bridges has a similar informal secured letter of credit arrangement with Smith Barney Citigroup pursuant to which

Twin Bridges may obtain collateralized letters of credit. See Note 9 for balances of letters of credit issued pursuant to Twin Bridges credit facilities.

Note 11. Long-Term Debt and Other Secured Borrowings

In connection with the financing of the acquisition of Embarcadero on November 14, 2006, which is more fully described in Note 2, CRM USA Holdings issued $36.1 million of junior subordinated debt obligations ("Junior Debt") in exchange for $35.0 million in aggregate proceeds from the sale of CRM USA Holdings Trust I ("Trust") capital securities and $1.1 million of Trust common securities. The Junior Debt matures December 15, 2036 at which time the entire principal is due and bears interest at a fixed rate of 8.65% until December 15, 2011. After such date, the interest rate will adjust quarterly at a fixed spread of 3.65% above 3-month London Interbank Offer Rate ("LIBOR") per annum. The capital and common securities of the Trust, totaling $36.1 million, representing undivided beneficial ownership interests in the assets of the Trust, have no stated maturity and must be redeemed upon maturity of the corresponding series of Junior Debt securities — the sole assets of the Trust. The Trust will make quarterly distributions on the capital and common securities at a fixed annual rate of 8.65% until December 15, 2011 and after such date at a fixed spread of 3.65% above 3-month LIBOR per annum.

The common securities are held by CRM USA Holdings and represent 100% of the issued and outstanding common securities of the Trust. They are reflected as investment in unconsolidated subsidiary in the Company's consolidated balance sheet. The Trust is a VIE in accordance with FIN 46 and FIN 46(R). CRM USA Holdings does not consolidate its interest in CRM USA Holdings Trust I as it is not the primary beneficiary of the Trust.

The Company and CRM USA Holdings have guaranteed the repayment of the capital securities. In addition, the payments of all amounts due on the Junior Debt are guaranteed by the Company. These guarantees will remain in place until the full redemption of the capital securities and Junior Debt.

In connection with the offering, CRM USA Holdings incurred approximately $1.2 million of issuance costs which have been capitalized and included in other assets. These costs are being amortized using the straight-line method over the respective term of the related Junior Debt.

Embarcadero holds an $8.0 million floating rate senior debt obligation ("Senior Debt"). The Senior Debt matures May 23, 2033 at which time the entire principal is due and bears interest at a floating rate of 4.2% over 3-month LIBOR per annum. The interest rate may not exceed 12.5% commencing on May 22, 2008 through the maturity of the Senior Debt. Interest is payable on a quarterly basis and the Senior Debt may be called solely at Embarcadero's option beginning May 23, 2008.

The Company also had other secured borrowings consisting of a capital lease for equipment with a maturity date in 2008.

As of December 31, the Company's long term debt and other secured borrowings are as follows:

	December 31,			
	Weighted Average Interest Rate	Maturity	2007	2006
			(Dollars in thousands)	
Junior subordinated debt obligation	8.65%	2036	$36,083	$36,083
Senior debt obligation	9.72%	2033	8,000	8,000
Capital lease obligations	—	—	1	32
			$44,084	$44,115

Note 12. Income Taxes

The Company is subject to the provisions of FIN No. 48 as of January 1, 2007, and has analyzed filing positions in the federal and state jurisdictions where it is required to file tax returns, as well as the open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN No. 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN No. 48.

In accordance with accounting policy, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. The Company did not incur any income tax related interest income, interest expense or penalties for the years ended December 31, 2007, 2006 and 2005.

CRM USA Holdings and its subsidiaries file federal income tax returns and income tax returns in various state jurisdictions. Tax years 2003 through 2006, and 2002 through 2006 are subject to examination by federal and state tax authorities, respectively. There are no income tax examinations currently in process.

The significant components of the consolidated provision for income taxes for the years ended December 31, 2007, 2006 and 2005 were as follows:

Years Ended December 31,	2007	2006	2005
	(Dollars in thousands)		
Current income tax provision	$ 3,863	$1,907	$68
Deferred tax benefit	(2,251)	(331)	(5)
Total income tax provision	$ 1,612	$1,576	$63

The income tax provision differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before taxes as a result of the following:

Years Ended December 31,	2007	2006	2005
	(Dollars in thousands)		
Theoretical Federal income tax at statutory rate of 35%	$ 7,614	$ 5,541	$ 2,568
Tax-free Bermuda-domiciled income	(4,946)	(3,663)	(622)
Income attributable to pre-restructuring LLCs taxed in the hands of its members prior to the IPO date	(324)	(347)	(1,887)
Tax-exempt investment income	(951)	(78)	—
Other	219	123	4
Income tax provision	$ 1,612	$ 1,576	$ 63

Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

As of December 31,	2007	2006	2005
	(Dollars in thousands)		
Deferred income tax assets:			
Fixed assets	$ 13	$ 14	$—
Employee share-based compensation	369	184	5
Reserve for losses and loss adjustment expenses	6,818	6,298	—
Unearned premiums	3,136	600	—
Other	289	338	—
Gross deferred income tax assets	10,625	7,434	5
Deferred income tax liabilities:			
Net unrealized investment gains	1,072	138	—
Deferred policy acquisition costs	2,210	540	—
Other	(130)	(47)	—
Gross deferred income tax liabilities	3,152	631	—
Net deferred tax assets	$ 7,473	$6,803	$ 5

Management believes that its net deferred tax assets will be fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such assets as of December 31, 2007 and 2006.

Note 13. Shareholders' and Members' Equity

For periods subsequent to the restructuring and IPO, holders of common shares are entitled to one vote per share, subject to a mechanism in the Company's bye-laws whereby the maximum voting rights of any one shareholder or group of shareholders is limited to 9.9%. Application of this mechanism is subject to the discretion of the board of directors.

Holders of Class B shares have the same rights and privileges as holders of common shares, except they have no general right to vote. The Class B shares are exchangeable into common shares at any time, provided that certain voting percentage limits are not breached or adverse tax consequences to the Company do not result.

CRM Holdings was incorporated in Bermuda on September 7, 2005, and issued 1.2 million common shares for $12 thousand to Reid Finance Limited, an affiliate of Appleby Spurling Hunter. All the shares held by Reid Finance Limited were purchased by CRM Holdings in connection with the restructuring of the Company for $12 thousand. These 1.2 million shares were retired, and are no longer outstanding.

Effective December 27, 2005, immediately prior to the closing of the IPO, the former owners of the Pre-restructuring LLCs and Twin Bridges contributed all of their interests in these entities to the Company in a series of transactions. The former shareholders of Twin Bridges and members of the Pre-restructuring LLCs ultimately received a total of 9.5 million common shares and 0.8 million Class B shares in exchange for, and in the same proportion as, their ownership interests in the Pre-restructuring LLCs and Twin Bridges. Total shares issued and outstanding as a result of the IPO and the restructuring were 15.5 million common shares and 0.8 million Class B shares.

During the first quarter of 2007, 395 thousand Class B shares were converted into common shares in connection with the registration and sale of Martin D. Rakoff's shares as described in below in Note 14.

Note 14. Commitments

The Company leases office space and office equipment under various operating lease agreements. Some of these leases contain rent adjustment provisions to compensate the lessor for increases in operating costs. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. Total minimum future lease payments under these leases are as follows:

As of December 31,	(Dollars in thousands)
2008	$ 3,531
2009	3,195
2010	3,104
2011	2,304
2012	2,336
Thereafter	18,868
Total	$33,338

Rent expense under these operating leases was approximately $1.8 million, $625 thousand and $471 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

In December 2007, the Company commenced occupancy under an operating lease agreement for new office facilities in Poughkeepsie, New York. The term of the lease is fifteen years with options to renew for two additional five year terms. The lease also provides for two options to purchase the building. The first option was exercisable 120 days prior to the anticipated occupancy. The Company elected to not exercise this option, but has an additional option to purchase the building during the first two years of the lease for the fair market value of the property, which will not be less than $3.5 million plus the costs incurred by the landlord in developing and constructing the building.

In November 2007, the Company commenced occupancy under an operating lease agreement for new office facilities in San Francisco, California. The term of the lease is ten years with an option to renew for an additional five years.

Majestic purchased annuities from life insurers under which the claimants are payees. These annuities have been used to reduce unpaid losses by $5.8 million as of December 31, 2007 and 2006. Majestic has a contingent liability of $17.8 million should the issuers of these annuities fail to perform under the terms of the annuities.

In December, 2006, Martin D. Rakoff, the Company's Co-Chief Executive Officer and Deputy Chairman of the Board, resigned as a director and officer. The Company entered into a separation agreement with Mr. Rakoff under which the Company:

- Paid the cost of registering Mr. Rakoff's shares in the Company for the purposes of selling such shares;
- Remits cash payments of $3.3 million in 16 equal quarterly installments commencing January, 2007 through December, 2010 in return for a covenant not to compete with the Company and not to solicit the Company's clients and employees for the same period; and
- Pays medical and life insurance benefits for up to three years.

The payments in respect of the non-compete/non-solicitation covenant will be recognized prospectively as the obligation to make the payments are contingent on Mr. Rakoff continuously providing the covenant until December 31, 2010.

Note 15. Employee Benefit Plans

The Company and its subsidiaries sponsor defined contribution plans for substantially all employees under which a portion of employee contributions are matched. The Company contributed $526 thousand, $138 thousand and $46 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 16. Share-Based Compensation

The Company has adopted the 2005 Long-Term Incentive Plan that provides for grants of incentive stock options, non-qualified stock options, restricted shares, stock appreciation rights, performance awards, restricted share units, phantom shares and other share based awards to the Company's executives, directors and key employees. Under the Long-Term Incentive Plan, 1.5 million shares are authorized for issuance. To date, the Company has only granted restricted shares under the plan. Restricted stock issued under the plan has terms set by the compensation committee, and contain certain restrictions relating to, among other things, vesting and forfeiture in the event of termination of employment. The restricted shares generally vest in three equal installments over a three year period from when they are granted. The fair value of the shares awarded is calculated using the market price one day prior to the date of grant.

At December 31, 2007 there was $3.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 1.2 years. The Company recorded share-based compensation expense under the 2005 Long-Term Incentive Plan of $1.2 million, $363 thousand and $8 thousand net of income tax benefits of $511 thousand, $177 thousand and $5 thousand during the years ended December 31, 2007, 2006 and 2005, respectively.

Following is a summary of non-vested shares as of December 31, 2007 and changes during the year:

	Shares	Weighted Average Grant Date Fair Value
Balance, December 31, 2006	210,593	$10.38
Granted during the period	273,960	7.94
Vested during the period	(75,295)	10.72
Forfeited during the period	(76,494)	7.98
Balance, December 31, 2007	332,764	$ 8.74

Shareholders approved the Company's 2007 Employee Stock Purchase Plan (the "Plan") at the Company's Annual General Meeting of Shareholders held on May 2, 2007. Under the Plan, 200 thousand shares are authorized for issuance. The Plan is a qualified employee stock purchase plan under Section 423 of the Code and provides the Company's employees with an opportunity to purchase the Company's common shares through accumulated payroll deductions at a discounted purchase price. The Plan provides for three month offering and purchase periods, and participants are able to purchase shares at 85% of the lower of the closing price of the Company's common shares on the first or last day of the three month purchase period. Since share purchases under the Plan began in 2007, there were no common shares issued and no compensation costs recorded in 2006 or 2005.

Compensation cost is recognized for each three month period and is based on the fair value of shares at the purchase date, less the price the participant pays for the shares. Compensation costs recognized under the Plan for the year ended December 31, 2007 was $32 thousand. The weighted average fair value for shares recognized in compensation costs for the year ended December 31, 2007 was $6.97.

During the year ended December 31, 2007, 10 thousand shares were purchased under the plan related to the July 1 quarterly offering period. In January 2008, 10 thousand shares were purchased and related to the October 1 offering period which ended December 31, 2007.

Note 17. Related Parties

The Company conducts business with an insurance broker whose owners include one of the Company's directors and a member/owner of the Pre-restructuring LLCs. The Company pays the broker fees for business placed with several of the self insurance groups managed by the Company. In addition, the Company leases office space and purchases various liability, property and casualty insurance coverage from the broker.

The following table represents amounts paid to the broker for services rendered:

For the Years Ended December 31,	2007	2006	2005
	(Dollars in thousands)		
Fees paid to general agents and brokers	$198	$238	$234
Other operating expenses	81	88	$ 48
	$279	$326	$282

As of December 31, 2007, Majestic issued excess workers' compensation policies to most of the self-insured groups managed by CRM and CRM CA. The policies were written at statutory limits in excess of each trust's self-insured retention of $500 thousand. The estimated annual premium for the policies issued is $30.8 million. Majestic ceded 90% of the premium, net of cost for excess reinsurance, to Twin Bridges.

Compensation Risk Managers Agency Captive, LLC, ("Agency Captive"), was a licensed insurance broker that shared common ownership with the members of the Pre-restructuring LLCs. Agency Captive was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM or CRM CA and originally held the brokerage license that CRM and CRM CA used to place excess coverage with U.S. admitted insurers and surety bonds on behalf of the Groups they manage. Agency Captive received brokerage commissions which were then fully remitted to CRM or CRM CA, as applicable. The brokerage license was owned by Daniel G. Hickey Jr., the Company's Chief Executive Officer and Chairman of the Board. On January 9, 2006 CRM became the successor in interest to Agency Captive's license, following which brokerage commissions are paid directly to CRM.

There were no guaranteed payments and bonuses to the members of the Pre-restructuring LLCs for the years ended December 31, 2007 and 2006. Included in selling, general and administrative expenses are guaranteed payments and bonuses to the members of the Pre-restructuring LLCs totaling $2.5 million for the year ended December 31, 2005.

Employee loans receivable with varying maturities extending to 2012, for non-officers of the Company, were $264 thousand and $36 thousand at December 31, 2007 and 2006, respectively. Interest on loans receivable is generally 5% per annum and is recorded on an accrual basis. Loans receivable are included in other assets on the accompanying balance sheets.

Note 18. Contingencies

In April 2005, Cornerstone Program Management & Insurance Services ("Cornerstone"), the former general agent for Contractors Access Program of California, Inc. ("CAP"), a self-insured group administered by CRM CA, commenced litigation against CAP, CRM and CRM CA. A full and final confidential settlement was reached on September 6, 2006. All settlement payments due to date have been paid, and the litigation has been dismissed. CRM recovered $1.75 million under a general liability and errors and omissions policy, which was contributed to CAP as part of the settlement agreement, and $675 thousand under a directors' and officers' policy, which was contributed toward the settlement amount. In the event that insurance proceeds and any recoveries from third parties are insufficient to cover all payment obligations of CAP under the settlement agreement, it is reasonably possible that CAP may seek indemnification from CRM or the Company for its losses. On December 20, 2006, CRM received a request from CAP to enter into discussions regarding the contribution by CRM of amounts paid by CAP under the settlement agreement. It is not possible to estimate the ultimate liability, if any, should CAP request that CRM contribute the full amount paid under the settlement. The amount paid by CAP, net of insurance proceeds, is

$4.25 million. CRM expects to enter into discussions regarding settlement of the matter, and may enter into settlement agreements, if it believes that a settlement is in the best interests of its shareholders. The matter, if decided adversely to or settled by CRM may result in a liability material to its financial condition or results of operations.

After an exchange of correspondence in which the New York Workers' Compensation Board ("WCB") expressed dissatisfaction with the Company's response to a request for certain information relating to one of the self-insured workers compensation trusts administered by one of the Company's subsidiaries, CRM LLC, the WCB notified the Company on February 8, 2008 that a referral had been made for a formal investigation into whether disciplinary action should be taken by the WCB with regard to CRM LLC's third party administrator's license. The Company vigorously disagrees with the characterizations made by the WCB. The procedure initiated by the WCB is in an investigative stage. The Company is not able at this time to determine what the outcome of the investigation may be nor what, if any, financial or operational consequences may result form the proceeding.

During 2007, Majestic accepted, under a reservation of rights, the defense of a claim arising from a policy issued by a predecessor company in 1983. The claim alleges that the party insured under the policy is liable for an unspecified amount of money due to damages caused by the release of hazardous substances in a dry cleaning business the insured operated during the early 1980s. Majestic has set a reserve of $354 thousand, which is comprised of the policy limits together with expected defense costs, and is in addition to $125 thousand of legal expenses already paid. Because discovery is in the early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome against Majestic or an estimate or range of potential loss.

Majestic is subject to guaranty fund and other assessments by the states in which it writes business. Accordingly, Majestic has accrued a liability for guaranty fund and other assessments of $8.9 million at December 31, 2007 and has recorded a related asset for policy surcharges of $2.2 million at that date. These amounts represent management's best estimate, based on information received from the states in which it writes business, and may change due to many factors including the share of the ultimate cost of current insolvencies. Most assessments are paid out in the year following the year in which the premium is written or the losses are paid. Policy surcharges are generally collected in the year following assessment.

Note 19. Fair Value of Financial Instruments

FAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires companies to disclose the fair value information about their financial instruments. FAS No. 107 excludes certain insurance related financial assets and liabilities and all non-financial instruments from its disclosure requirements.

The estimated fair value of available-for-sale securities is estimated and reported in the accompanying balance sheets, which approximate their fair value. Because of the short-term nature of short-term investments, cash and cash equivalents, and premiums and other accounts receivable, their carrying values approximate their estimated fair value. Long-term debt and other secured borrowings bear variable interest rates, thus their carrying values approximate their fair value.

Note 20. Statutory Requirements

Each US domestic insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formula for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital and surplus to authorized risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The NAIC provides authoritative guidance on current statutory accounting practices by promulgating a codified set of statutory accounting practices which the California Department of Insurance requires Majestic to follow. Majestic exceeded the minimum risk-based capital requirements as of December 31, 2007 and 2006.

The following is a summary of Majestic's statutory net income for the years ended December 31, 2007, 2006 and 2005 and the statutory capital and surplus as of December 31:

	2007	2006	2005
	(Dollars in thousands)		
Statutory net income	$11,035	8,076	$$8,383
Statutory capital and surplus	63,176	53,211	43,368

Under the California Insurance Code, Majestic may make dividend distributions in a given year without prior approval of the Insurance Commissioner to a maximum of the greater of its statutory net income for the preceding year or 10% of its unassigned surplus at the beginning of its fiscal year. Since its acquisition by the Company, Majestic has not made any such distributions. In 2006 and 2005, Majestic paid dividends of $1.1 million, and $1.35 million, respectively, to Embarcadero.

Under the Insurance Act 1978 of Bermuda and related regulations (the "Act"), Twin Bridges is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires Twin Bridges to meet certain minimum capital and surplus requirements.

Statutory capital and surplus as reported under the Act is different from shareholder's equity as determined in conformity with accounting principles generally accepted in the United States of America ("GAAP") due to certain items that are capitalized under GAAP but expensed under the Act.

At December 31, 2007 and 2006, the reconciling items are as follows:

As of December 31,	2007	2006
	(Dollars in thousands)	
Shareholders' equity, per GAAP	$63,624	$55,467
Reconciling items:		
Prepaid expenses	(2)	(195)
Deferred policy acquisition costs	(564)	(1,064)
Statutory capital and surplus, per the Act	$63,058	$54,208
Required minimum statutory capital and surplus, per the Act	$ 4,203	$ 4,050

Twin Bridges is also required to maintain a minimum liquidity ratio, whereby the value of its relevant assets must be not less than 75% of its relevant liabilities. Twin Bridges met this test at December 31, 2007 and 2006.

Twin Bridges is prohibited from declaring or paying any dividends during the current or subsequent financial year if the declaration or payment of such dividends would cause it to fail to meet its solvency margin or minimum liquidity ratio. Twin Bridges is prohibited, without prior approval from the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, or from paying a dividend if there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than its liabilities and shareholders' equity.

Note 21. Segment Information

The Company historically operated as three reportable segments, Fee-Based Management Services, Reinsurance, and Corporate and Other. Upon the acquisition of Embarcadero in November 2006, the Company began operating in a fourth business segment, Primary Insurance. The Company evaluates each segment based on fees and commission income, primary insurance premiums earned, reinsurance premiums earned or investment income, as applicable, and expenses that are associated with, and directly related to, each segment. The determination for the Fee Based Management Services, Primary Insurance and Reinsurance segments was based on the Company's methodology for monitoring the performance of the self-insured group business, primary insurance and reinsurance operations. The Corporate and Other segment reflects primarily investment income, expenses, investments, cash and cash equivalents and long-term debt that are not allocable to the three operating segments. Accounting policies of the segments are the same as those of the Company.

Included in income of the Fee-Based Management Services segment and underwriting expenses of the Primary Insurance segment for the year ended December 31, 2007, are $2.8 million of commissions paid by Majestic to CRM and CRM CA for excess policies placed with Majestic on behalf of the self-insured groups managed by CRM and CRM CA.

Also included in income of the Fee-Based Management Services segment and underwriting expenses of the Primary Insurance segment for the year ended December 31, 2007 are $312 thousand of management fees paid by Majestic to Eimar for claims control services on behalf of Majestic policyholders.

Premiums earned by the Reinsurance segment for the year ended December 31, 2007 include $25.1 million of earned premiums assumed from the Primary Insurance segment. Such ceded premiums reduce premiums earned in the Primary Insurance segment. Ceding commission income reported in underwriting expenses of the Primary Insurance segment for the year ended December 31, 2007 includes $2.9 million from the Reinsurance segment. Such amounts are reflected in underwriting expenses of the Reinsurance segment.

Investment income of the Reinsurance segment for the year ended December 31, 2007 includes $520 thousand of interest income on funds withheld by the Primary Insurance segment. Such amounts are reflected in interest expenses of the Primary Insurance segment.

There were no inter-segment revenues for the years ended December 31, 2006 and 2005.

The following tables set forth the Company's revenues, expenses, income before taxes and total assets by business segment and combined:

	For the Year Ended December 31, 2007					
	Fee-Based Management Services	Primary Insurance	Reinsurance	Corporate and Other	Eliminations	Total
			(Dollars in thousands)			
Revenues:						
Net premiums earned	$ —	$ 91,560	$25,283	$ —	$ —	$116,843
Management fees	35,452	—	—	—	(3,096)	32,356
Investment income	120	8,421	3,015	345	(520)	11,381
Total revenues	35,572	99,981	28,298	345	(3,616)	160,580
Expenses:						
Underwriting expenses	—	72,730	11,152	—	(3,096)	80,786
Interest expense	18	520	—	3,899	(520)	3,917
Depreciation and amortization	809	85	—	42	—	936
Operating expenses	37,831	10,397	1,030	3,929	—	53,187
Total expenses	38,658	83,732	12,182	7,870	(3,616)	138,826
Income before taxes	$ (3,086)	$ 16,249	$16,116	$(7,525)	$ —	$ 21,754
Total assets	$ 8,610	$329,107	$86,375	$ 7,662	$(52,359)	$379,395

	For the Year Ended December 31, 2006					
	Fee-Based Management Services	Primary Insurance	Reinsurance	Corporate and Other	Eliminations	Total
	(Dollars in thousands)					
Revenues:						
Net premiums earned	$ —	$ 7,736	$22,966	$ —	$—	$ 30,702
Management fees	39,997	—	—	—	—	39,997
Investment income	102	850	2,618	707	—	4,277
Total revenues	40,099	8,586	25,584	707	—	74,976
Expenses:						
Underwriting expenses	—	6,367	12,372	—	—	18,739
Interest expense	33	—	—	500	—	533
Depreciation and amortization	266	14	—	—	—	280
Operating expenses	34,943	997	630	3,022	—	39,592
Total expenses	35,242	7,378	13,002	3,522	—	59,144
Income before taxes	**$ 4,857**	**$ 1,208**	**$12,582**	**$ (2,815)**	**$—**	**$ 15,832**
Total assets	**$ 7,111**	**$217,564**	**$71,383**	**$10,295**	**$—**	**$306,353**

	For the Year Ended December 31, 2005					
	Fee-Based Management Services	Primary Insurance	Reinsurance	Corporate and Other	Eliminations	Total
	(Dollars in thousands)					
Revenues:						
Net premiums earned	$ —	$—	$ 8,362	$ —	$—	$ 8,362
Management fees	36,495	—	—	—	—	36,495
Investment income	(2)	—	(28)	12	—	(18)
Total revenues	36,493	—	8,334	12	—	44,839
Expenses:						
Underwriting expenses	—	—	6,057	—	—	6,057
Interest expense	107	—	—	—	—	107
Depreciation and amortization	226	—	—	—	—	226
Operating expenses	30,600	—	200	311	—	31,111
Total expenses	30,933	—	6,257	311	—	37,501
Income before taxes	**$ 5,560**	**$—**	**$ 2,077**	**$ (299)**	**$—**	**$ 7,338**
Total assets	**$ 5,104**	**$—**	**$59,360**	**$19,443**	**$—**	**$83,907**

Note 22. Quarterly Data (Unaudited)

Summarized below are the unaudited quarterly financial data for 2007 and 2006.

2007	Quarter Ended March 31	June 30	September 30	December 31
	(Dollar amounts in thousands, except per share data)			
Revenues				
Net premiums earned	$22,822	$33,515	$28,925	$31,582
Fee-based management services	9,513	8,094	7,639	7,110
Investment income	2,316	2,624	2,975	3,465
Total revenues	34,651	44,233	39,539	42,157
Expenses				
Losses and loss adjustment expenses	13,010	19,969	14,195	16,487
Fees paid to general agents and brokers	2,760	2,844	2,449	2,142
Policy acquisition costs	4,052	4,053	4,097	4,924
Selling, general and administrative expenses	10,847	10,309	11,413	11,357
Interest expense	972	977	991	977
Total expenses	31,641	38,152	33,145	35,887
Income before taxes	3,010	6,081	6,394	6,270
Provision for income taxes	112	922	(757)	1,334
Net income	**$ 2,898**	**$ 5,159**	**$ 7,151**	**$ 4,936**
Basic earnings per share	$ 0.18	$ 0.32	$ 0.44	$ 0.30
Diluted earnings per share	$ 0.18	$ 0.32	$ 0.44	$ 0.30
Weighted average shares outstanding:				
Basic	16,274	16,286	16,289	16,306
Diluted	16,274	16,319	16,300	16,318

2006	Quarter Ended March 31	June 30	September 30	December 31
	(Dollar amounts in thousands, except per share data)			
Revenues				
Net premiums earned	$ 4,311	$ 5,603	$ 6,287	$14,501
Fee-based management services	9,695	9,908	10,053	10,341
Investment income	737	784	1,001	1,755
Total revenues	14,743	16,295	17,341	26,597
Expenses				
Losses and loss adjustment expenses	1,034	1,197	2,263	5,996
Fees paid to general agents and brokers	2,753	2,514	2,660	3,008
Policy acquisition costs	1,292	1,681	1,897	3,379
Selling, general and administrative expenses	6,664	6,622	6,615	9,036
Interest expense	29	2	1	501
Total expenses	11,772	12,016	13,436	21,920
Income before taxes	2,971	4,279	3,905	4,677
Provision for income taxes	(53)	557	563	509
Net income	**$ 3,024**	**$ 3,722**	**$ 3,342**	**$ 4,168**
Basic earnings per share	$ 0.19	$ 0.23	$ 0.21	$ 0.26
Diluted earnings per share	$ 0.19	$ 0.23	$ 0.21	$ 0.26
Weighted average shares outstanding:				
Basic	16,247	16,247	16,247	16,248
Fully diluted	16,339	16,383	16,247	16,248

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures.

For the year ended December 31, 2007, we conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective (i) to ensure that information required to be disclosed by us in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Internal Control Over Financial Reporting

The management of CRM Holdings, Ltd. is responsible for establishing and maintaining effective internal control over financial reporting. Our company's internal control system was designed to provide reasonable assurance to the our management and our Board of Directors regarding the preparation and fair presentation of published financial statements. There are inherent limitations to the effectiveness of any control system. A control system, no matter how well conceived and operated, can provide only reasonable assurance with respect to financial statement preparation. No evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Johnson Lambert & Co. LLP, an independent registered public accounting firm, as stated in their report which appears on Page 72 hereof.

Changes in Internal Control over Financial Reporting

During the fourth quarter the company undertook and completed the outsourcing of the majority of its information technology ("IT") operations to an unrelated third party vendor. This outsourcing arrangement included the establishment of a new data center facility and the implementation of a new data and telecommunications network. In addition, to the outsourcing of facilities and network, IT infrastructure and operational support staff was part of the outsourcing agreement. As of year end, many of the Majestic systems were separated from the former parent company and subsequently migrated to this new infrastructure. The balance of the company systems are scheduled to migrate in the first quarter of 2008.

Also during the fourth quarter, the Company implemented at its other companies the general ledger, and chart of accounts systems historically being used by Majestic. In conjunction therewith, new consolidation reporting tools were also implemented. The integration of these new systems and processes was substantially completed before year end and finalized prior to completion of year end testing and financial reporting.

As a result, certain processes and workflows changed which resulted in changes to internal IT and financial reporting controls. Following implementation all related key controls were validated according to the Company's established processes.

These outsourcing and general ledger/financial reporting changes were undertaken to standardize systems, and to improve efficiencies and management reporting, and were not undertaken in response to any actual or perceived significant deficiencies in existing Company internal control over financial reporting.

Other than the changes discussed above, there have not been any changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information called for by this Item and not provided herein will be contained in our Proxy Statement, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2007, and such information is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information called for by this Item and not provided herein will be contained in our Proxy Statement, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2007, and such information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information called for by this Item and not provided herein will be contained in our Proxy Statement, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2007, and such information is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information called for by this Item and not provided herein will be contained in our Proxy Statement, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2007, and such information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information called for by this Item and not provided herein will be contained in our Proxy Statement, which we intend to file within 120 days after the end of our fiscal year ended December 31, 2007, and such information is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

1. Financial Statements

The following financial statements of CRM Holdings have been included in Part II, Item 8 hereof:

2. Financial Statement Schedules

The following financial statements schedules are filed as part of this report.

Schedules other than those listed above are omitted for the reason that they are not applicable or the information is provided elsewhere in the consolidated financial statements.

Exhibits

Exhibit Number	Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Reorganization Agreement, by and among the Company, Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, EIMAR, L.L.C., Twin Bridges, the individuals named therein and Village Holdings, LLC, dated December 7, 2005	S-1/A	333-128424	2.1	12/7/2005	
2.2	Stock Purchase Agreement, dated September 8, 2006, by and among Embarcadero, the shareholders of Embarcadero, the Company, and CRM USA Holdings Inc.	8-K	001-32705	2.1	9/11/06	
2.3	Amendment No. 1, dated November 14, 2006, to the Stock Purchase Agreement dated September 8, 2006, by and among Embarcadero, the shareholders of Embarcadero, the Company, and CRM USA Holdings Inc.	8-K	001-32705	2.1	11/14/06	
3.1	Memorandum of Association of the Company	S-1	333-128424	3.1	9/19/05	
3.2	Bye-Laws of the Company	S-1	333-128424	3.2	9/19/05	
3.3	Amended and Restated Bye-Laws of the Company	S-1/A	333-128424	3.3	12/7/05	
4.1	Specimen Common Share Certificate	S-1/A	333-128424	4.1	12/20/05	
4.2	Amended and Restated Declaration of Trust, dated as of November 14, 2006, among CRM USA Holdings, CRM Holdings, the Trust, The Bank of New York Delaware, as Delaware trustee, The Bank of New York Trust Company, National Association, as institutional trustee, and the administrators named therein, including the form of trust preferred securities which is an exhibit thereto.	8-K	001-32705	4.1	11/14/06	
4.3	Indenture, dated as of November 14, 2006, between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee, including the form of debenture which is an exhibit thereto.	8-K	001-32705	4.2	11/14/06	
4.4	Guarantee Agreement, dated as of November 14, 2006, between CRM Holdings and The Bank of New York Trust Company, National Association, as trustee.	8-K	001-32705	4.3	11/14/06	
4.5	Guarantee Agreement, dated as of November 14, 2006, between CRM USA Holdings and The Bank of New York Trust Company, National Association, as trustee. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on November 14, 2006.	8-K	001-32705	4.4	11/14/06	
10.1	Senior Debt Security Agreement of Embarcadero Insurance Holdings, Inc., dated May 22, 2003.	S-1	333-139741	10.2	12/29/06	

Exhibit Number	Description	Incorporation by Reference Form	File No.	Exhibit	Filing Date	Filed Herewith
10.2	Lease Agreement between Oakwood Partners L.L.C. and Compensation Risk Managers, LLC, dated August 5, 2005.	S-1	333-128424	10.4	9/19/05	
10.3	Amendment to Agreement of Lease dated August 5, 2007, dated as May 24, 2007, between Oakwood Partners, L.L.C. and Compensation Risk Managers, LLC,	8-K	001-32705	10.1	5/31/07	
10.4	Amended and Restated Loan Agreement dated October 3, 2005, between Compensation Risk Managers, LLC and KeyBank National Association	S-1/A	333-128424	10.12	11/7/05	
10.5	Amendment to the Amended and Restated Loan Agreement dated October 3, 2005, dated as of June 12, 2007, between Compensation Risk Managers, LLC and KeyBank National Association	8-K	001-32705	10.1	6/15/07	
10.6	Amended and Restated Loan Agreement dated October 3, 2005, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association	S-1/A	333-128424	10.10	11/7/05	
10.7	Amendment to Amended and Restated Loan Agreement dated October 3, 2005, dated as of June 30, 2006, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association	8-K	001-32705	10.2	7/7/06	
10.8	Amendment to Loan Agreement dated October 3, 2005, dated as of June 12, 2007, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association	8-K	001-32705	10.2	6/15/07	
10.9	Employment Agreement, between the Company and Daniel G. Hickey, Jr., dated November 3, 2005	S-1/A	333-128424	10.1	11/28/05	
10.10	Employment Agreement between the Company and Louis J. Viglotti, dated November 22, 2005	S-1/A	333-128424	10.15	12/7/05	
10.11	Employment Agreement between the Company and James J. Scardino, dated January 1, 2007	10-Q	001-32705	10.2	5/4/07	
10.12	Employment Agreement between the Company and Chester J. Walczyk, dated January 1, 2007	10-Q	001-32705	10.3	5/4/07	
10.13	Employment Agreement between the Company and Robert Polansky, dated December 8, 2006	S-1	333-139741	10.19	12/29/06	
10.14	Separation Agreement, dated December 19, 2006 between the Company and Martin D. Rakoff	8-K	001-32705	10.1	12/28/06	
10.15	2005 Long-Term Incentive Plan	S-1/A	333-128424	10.13	12/7/05	
10.16	2007 Employee Stock Purchase Plan	10-Q	001-32705	10.1	5/4/07	
21.1	List of subsidiaries of the Company.					X
23.1	Consent of Johnson Lambert & Co. LLP					X
24.1	Power of Attorney					X

Exhibit Number	Description	Incorporation by Reference Form	File No.	Exhibit	Filing Date	Filed Herewith
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

CRM Holdings, Ltd. and Subsidiaries

Schedule I — Summary of Investments-Other Than Investments in Related Parties
December 31, 2007

Type of Investment	Amortized Cost	Fair Value	Amount at Which Shown on Balance Sheet
	(Dollars in thousands)		
Fixed Maturities:			
Bonds:			
United States Government and government sponsored agency securities	$ 79,604	$ 80,487	$ 80,487
States, municipalities and political subdivisions	106,187	107,250	107,250
Mortgage-backed securities	1,682	1,683	1,683
All other corporate bonds	52,994	53,549	53,549
Total fixed maturities	240,467	242,969	242,969
Equity securities:			
Common stocks	15,290	16,837	16,837
Preferred stocks	6,414	5,537	5,537
Total equity securities	21,704	22,374	22,374
Other long-term investments	1,083	1,083	1,083
Short-term investments	786	786	786
Total investments	$264,040	$267,212	$267,212

CRM Holdings, Ltd. (Parent Only)

Schedule II — Condensed Financial Statements
Condensed Balance Sheets

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
ASSETS		
Cash and cash equivalents	$ 4,516	$ 1,402
Fixed-maturity securities, available-for-sale (amortized cost nil and $4,919 thousand)	—	4,916
Investments in wholly-owned subsidiaries	101,615	77,889
Amounts due from subsidiaries	2,046	628
Other assets	63	—
Total assets	**$108,240**	**$84,835**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 769	$ 1,137
Total liabilities	769	1,137
Common Stock		
Authorized 50 billion shares; $.01 par value; 16.0 and 15.5 million common shares issued and outstanding;	160	155
0.4 and 0.8 million Class B shares issued and outstanding	4	8
Additional paid-in capital	71,040	69,413
Retained earnings	36,267	14,125
Accumulated other comprehensive loss	—	(3)
Total shareholders' equity	107,471	83,698
Total liabilities and shareholders' equity	**$108,240**	**$84,835**

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto and the accompanying notes.

CRM Holdings, Ltd. (Parent Only)

Schedule II — Condensed Financial Statements
Condensed Statements of Income

	For the Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Revenues			
Investment income	$ 232	$ 705	$ 13
Total revenues	232	705	13
Expenses			
Selling, general and administrative expenses	2,216	2,821	311
Total expenses	2,216	2,820	311
Loss before taxes and equity earnings in subsidiaries	(1,984)	(2,116)	(298)
Provision for income taxes	—	—	—
Loss before equity in earnings of subsidiaries	(1,984)	(2,116)	(298)
Equity in earnings of subsidiaries	24,126	16,372	167
Net income (loss)	**$22,142**	**$14,256**	**$(131)**

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto and the accompanying notes.

CRM Holdings, Ltd. (Parent Only)

Schedule II — Condensed Financial Statements
Condensed Statement of Cash Flows

	For the Years Ended December 31,		
	2006	2005	2005
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 22,142	$ 14,256	$ (131)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of subsidiaries	(24,126)	(16,372)	(167)
Amortization of unearned compensation, restricted stock	1,571	508	13
Amortization of discounts on fixed maturity securities	(81)	(601)	—
Net realized losses on sale of fixed-maturity securities	—	2	
Dividends received from wholly-owned subsidiaries	2,000	1,000	—
Changes in:			
Other accrued expenses	(368)	829	308
Other assets	(61)	—	—
Net cash provided by (used in) operating activities	1,077	(378)	23
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed-maturity securities	—	(74,174)	—
Proceeds from sales and maturities of fixed-maturity securities	5,000	69,854	—
Return of capital from wholly-owned subsidiaries	—	7,000	—
Capital contributions to wholly-owned subsidiaries	(1,600)	(17,000)	(52,350)
Net cash provided by (used in) investing activities	3,400	(14,320)	(52,350)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from issuance of common stock	—	—	68,704
Reclassification of net assets of pre-restructuring entities	—	—	350
(Decrease) increase in accrued IPO costs	—	(2,411)	2,411
Issuance of common shares — employee stock purchase plan	145	—	—
Retirement of common shares — share-based compensation	(90)	(30)	—
(Decrease) increase in amounts due from wholly-owned subsidiaries	(1,418)	(902)	305
Net cash (used in) provided by for financing activities	(1,363)	(3,343)	71,770
Net increase (decrease) in cash	3,114	(18,041)	19,443
Cash and cash equivalents			
Beginning	1,402	19,443	—
Ending	**$ 4,516**	**$ 1,402**	**$ 19,443**

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto and the accompanying notes.

CRM Holdings, Ltd. (Parent Only)

Schedule II — Condensed Financial Statements
Notes to Condensed Financial Statements

1. Condensed Financial Statements

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the Company's consolidated financial statements and notes thereto.

2. Significant Accounting Policies

The Parent Company carries its investments in subsidiaries under the equity method.

3. Dividends from Subsidiaries

During 2007 and 2006, Twin Bridges (Bermuda) Ltd. declared and paid dividends of $2.0 million and $1.0 million to CRM Holdings, Ltd. No dividends were declared or paid to CRM Holdings, Ltd in 2005.

CRM Holdings, Ltd. and Subsidiaries

Schedule III — Supplementary Insurance Information
Years Ended December 31,

	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses and Loss Expenses	Unearned Premiums	Other Policy Claims and Benefits Payable	Earned Premiums	Net Investment Income	Benefits, Claims, Losses and Loss Adjustment Expenses Incurred	Amortization of Policy Acquisition Costs	Other Operating Expenses	Premiums Written
					(Dollars in thousands)					
2007										
Primary insurance	$ 682	$188,881	$ 8,744	$—	$ 91,561	$ 8,421	$57,378	$15,352	$11,827	$ 93,513
Reinsurance	564	18,438	4,263	—	25,282	3,008	6,696	4,456	1,021	25,393
Eliminations(1)	(623)	(18,471)	(4,154)	—	—	(520)	(413)	(2,683)	(520)	—
	$ 623	$188,848	$ 8,853	$—	$116,843	$10,909	$63,661	$17,125	$12,328	$118,906
2006										
Primary insurance	$ 79	$141,880	$ 4,554	$—	$ 7,736	$ 850	$ 5,028	$ 1,339	$ 1,012	$ 7,259
Reinsurance	1,064	11,742	3,526	—	22,966	2,617	5,462	6,910	667	24,998
Eliminations(1)	—	—	—	—	—	—	—	—	—	—
	$1,143	$153,622	$ 8,080	—	$ 30,702	$ 3,467	$10,490	$ 8,249	$ 1,679	$ 32,257
2005										
Primary insurance	$ —	$ —	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Reinsurance	442	6,280	1,494	—	8,362	(28)	3,584	2,473	396	5,076
Eliminations(1)	—	—	—	—	—	—	—	—	—	—
	$ 442	$ 6,280	$ 1,494	—	$ 8,362	$ (28)	$ 3,584	$ 2,473	$ 396	$ 5,076

(1) Includes the elimination of treaty and quota share reinsurance ceded from Majestic to Twin Bridges.

CRM Holdings, Ltd. and Subsidiaries

Schedule IV — Reinsurance
Years Ended December 31,

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	(Dollars in thousands)				
Workers' Compensation Insurance:					
2007					
Primary insurance	$167,675	$(76,354)	$ 240	$ 91,561	0.3%
Reinsurance	250	(79)	25,111	25,282	99.3%
Eliminations(1)	—	25,111	(25,111)	—	0.0%
	$167,925	$(51,322)	$,240	$116,843	75.2%
2006					
Primary insurance	$ 8,374	$ (753)	$ 116	$ 7,737	1.5%
Reinsurance	—	—	22,965	22,965	100.0%
Eliminations(1)	—	—	—	—	0.0%
	$ 8,374	$ (753)	$ 23,081	$ 30,702	75.2%
2005					
Primary insurance	$ —	$ —	$ —	$ —	0.0%
Reinsurance	—	—	8,362	8,362	100.0%
Eliminations(1)	—	—	—	—	0.0%
	$ —	$ —	$ 8,362	$ 8,362	100.0%

(1) Includes the elimination of treaty and quota share reinsurance ceded from Majestic to Twin Bridges.

CRM Holdings, Ltd. and Subsidiaries

Schedule V — Valuation and Qualifying Accounts
Years Ended December 31,

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(Dollars in thousands)		
2007				
Primary insurance	$163	$164	$123	$203
Reinsurance	—	—	—	—
Eliminations(1)	—	—	—	—
	$163	$164	$123	$203
2006				
Primary insurance	$ —	$165	$ 2	$163
Reinsurance	—	—	—	—
Eliminations(1)	—	—	—	—
	$ —	$165	$ 2	$163
2005				
Primary insurance	$ —	$ —	$ —	$ —
Reinsurance	$ —	$ —	$ —	$ —
Eliminations(1)	—	—	—	—
	$ —	$ —	$ —	$ —

(1) Includes the elimination of treaty and quota share reinsurance ceded from Majestic to Twin Bridges.

CRM Holdings, Ltd. and Subsidiaries

Schedule VI — Supplemental Information Concerning Insurance Operations
Years Ended December 31,

	Deferred Policy Acquisition Costs	Reserve for Losses and Loss Adjustment Expenses	Discount Reserves	Unearned Reinsurance Premiums	Earned Premiums	Net Investment Income	Loss and Loss Adjustment Expenses Related to: Current Year	Prior Year	Amortization of Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Premiums Written
2007											
Primary insurance	$ 682	$188,881	$—	$ 8,744	$ 91,561	$ 8,421	$62,328	$(4,950)	$15,351	$35,132	$ 95,513
Reinsurance	564	18,438	—	4,263	25,282	3,008	9,448	(2,752)	4,456	—	25,393
Eliminations(1) . . .	(623)	(18,471)	—	(4,154)	—	(520)	(413)	—	(2,682)	(122)	—
	$ 623	$188,848	$—	$ 8,853	$116,843	$10,909	$71,363	$(7,702)	$17,125	$35,010	$118,906
2006											
Primary insurance	$ 79	$141,880	$—	$ 4,554	$ 7,736	$ 850	$ 6,663	$(1,635)	$ 1,339	$ 4,727	$ 7,259
Reinsurance	1,064	11,742	—	3,526	22,966	2,617	7,349	(1,887)	6,910	—	24,998
Eliminations(1) . . .	—	—	—	—	—	—	—	—	—	—	—
	$1,143	$153,622	$—	$ 8,080	$ 30,702	$ 3,467	$14,012	$(3,522)	$ 8,249	$ 4,727	$ 32,257
2005											
Primary insurance	$ —	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Reinsurance	442	6,280	—	1,494	8,362	(28)	3,584	—	2,473	—	5,076
Eliminations(1) . . .	—	—	—	—	—	—	—	—	—	—	—
	$ 442	$ 6,280	$—	$ 1,494	$ 8,362	$ (28)	$ 3,584	$ —	$ 2,473	$ —	$ 5,076

(1) Includes the elimination of treaty and quota share reinsurance ceded from Majestic to Twin Bridges.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRM Holdings, Ltd.

/s/ DANIEL G. HICKEY, JR.

Daniel G. Hickey, Jr.
Chief Executive Officer

Dated: March 5, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DANIEL G. HICKEY, JR. Daniel G. Hickey, Jr.	Chief Executive Officer and Chairman of the Board	March 5, 2008
/s/ JAMES J. SCARDINO James J. Scardino	Chief Financial Officer	March 5, 2008
/s/ DANIEL G. HICKEY, SR. Daniel G. Hickey, Sr.	Director	March 5, 2008
/s/ DAVID M. BIRSNER David M. Birsner	Director	March 5, 2008
/s/ KEITH S. HYNES Keith S. Hynes	Director	March 5, 2008
/s/ CHARLES I. JOHNSTON Charles I. Johnston	Director	March 5, 2008
/s/ PHILIP J. MAGNARELLA Philip J. Magnarella	Director	March 5, 2008
Edmund N. Pascoe	Director	
/s/ SALVATORE A. PATAFIO Salvatore A. Patafio	Director	March 5, 2008
/s/ LOUIS ROSNER Louis Rosner	Director	March 5, 2008

EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CRM HOLDINGS, LTD.

Name	Jurisdiction of Incorporation or Organization	Parent	Percentage Ownership
Twin Bridges (Bermuda) Ltd.	Bermuda	CRM Holdings, Ltd.	100%
CRM USA Holdings Inc.	Delaware	CRM Holdings, Ltd.	100%
Compensation Risk Managers, LLC	New York	CRM USA Holdings	100%
Compensation Risk Managers of California, LLC	California	CRM USA Holdings	100%
Eimar, L.L.C.	New York	CRM USA Holdings	100%
Embarcadero Insurance Holdings, Inc.	California	CRM USA Holdings	100%
Majestic Insurance Company	California	Embarcadero	100%
Great Western Insurance Services, Inc.	California	Embarcadero	100%
Redhorse Insurance Company, Ltd.	Bermuda	Embarcadero	100%
CRM USA Holdings Trust I	Delaware	CRM USA Holdings	100%

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-130747 and 333-143417 on Form S-8 of our report dated March 5, 2008, relating to the consolidated financial statements of CRM Holdings, Ltd. and subsidiaries and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of CRM Holdings, Ltd. dated March 5, 2008.

/s/ JOHNSON LAMBERT & CO LLP

Falls Church, Virginia
March 5, 2008

EXHIBIT 24.1

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Daniel G. Hickey, Jr. and James J. Scardino, and each of them, the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, to sign on his behalf as a director or officer or both, as the case may be, of CRM Holdings, Ltd.. on Annual Report on Form 10-K for the fiscal year ended December 31, 2007 under the Securities Exchange Act of 1934, as amended, and to sign any or all amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney or attorneys-in-fact, and each of them with or without the others, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Date
/s/ DANIEL G. HICKEY, JR. Daniel G. Hickey, Jr.	March 5, 2008
/s/ JAMES J. SCARDINO James J. Scardino	March 5, 2008
/s/ DANIEL G. HICKEY, SR. Daniel G. Hickey, Sr.	March 5, 2008
/s/ DAVID M. BIRSNER David M. Birsner	March 5, 2008
/s/ KEITH S. HYNES Keith S. Hynes	March 5, 2008
/s/ CHARLES I. JOHNSTON Charles I. Johnston	March 5, 2008
/s/ PHILIP J. MAGNARELLA Philip J. Magnarella	March 5, 2008
Edmund N. Pascoe	
/s/ SALVATORE A. PATAFIO Salvatore A. Patafio	March 5, 2008
/s/ LOUIS ROSNER Louis Rosner	March 5, 2008

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel G. Hickey, Jr, certify that:

1. I have reviewed this annual report on Annual report of CRM Holdings, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DANIEL G. HICKEY, JR.

Daniel G. Hickey, Jr.
Chief Executive Officer

Dated: March 5, 2008

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Scardino, certify that:

1. I have reviewed this Annual Report on Form 10-K of CRM Holdings, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES J. SCARDINO

James J. Scardino
Chief Financial Officer

Dated: March 5, 2008

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of CRM Holdings, Ltd. (the "registrant") on Form 10-K for the year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "report"), I, Daniel G. Hickey, Jr., Chief Executive Officer, of the registrant, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

/s/ Daniel G. Hickey, Jr.

Daniel G. Hickey, Jr.
Chief Executive Officer

Dated: March 5, 2008

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of CRM Holdings, Ltd. (the "registrant") on Form 10-K for the year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "report"), I, James J. Scardino, Chief Financial Officer, of the registrant, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

/s/ JAMES J. SCARDINO

James J. Scardino
Chief Financial Officer

Dated: March 5, 2008

Corporate and Shareholder Information

DIRECTORS AND OFFICERS

Board of Directors:

Daniel G. Hickey, Jr.
Chairman of the Board and Chief Executive Officer of CRM Holdings, Ltd.

David M. Birsner
Insurance Broker, Hickey-Finn & Company, Inc.

Daniel G. Hickey, Sr.
President, Hickey-Finn & Company, Inc.

Keith S. Hynes
Retired Executive Vice President & Chief Financial Officer, MaxRe, Ltd.

Charles I. Johnston
Managing Member, Johnston Capital Management, LLC

Philip J. Magnarella
Retired Counselor & Administrator, Moore County Schools, Carthage, NC

Salvatore A. Patafio
Human Resources Manager-Commercial Alliances, IBM

Louis Rosner, Esq.
Attorney, Law Offices of Louis Rosner

EXECUTIVE OFFICERS

Daniel G. Hickey, Jr.
Chairman of the Board and Chief Executive Officer

James J. Scardino
Chief Financial Officer

Louis J. Viglotti, Esq.
General Counsel and Secretary

Chester J. Walczyk
Chief Operating Officer

Robert V. Polansky
Chief Marketing Officer

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services

By Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
United States of America

By Overnight Delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Tel: 781-575-3120
Web: www.computershare.com

ORDERING FINANCIAL STATEMENTS

A copy of the Company's annual report on Form 10-K, including the financial statements and financial statement schedules, may be obtained without charge by writing to the Company at the following address: CRM Holdings, Ltd., P.O. Box 2062, Hamilton HMHX, Bermuda or by calling 441-295-6689. The information can also be accessed on the Company's website: www.crmholdingsltd.bm

FORWARD-LOOKING STATEMENTS

This annual report contains forward looking statements. These forward looking statements include, without limitation, statements about our plans, strategies and prospects. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations. These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward looking statements we make in this annual report are set forth in "Risk Factors." We undertake no obligation to update any of the forward looking statements after the date of this annual report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should carefully read this annual report, the documents that we reference in this annual report and have filed as exhibits, other documents we have filed with the SEC, with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements.

ANNUAL MEETING

The Annual General Meeting of Shareholders is scheduled for 12:00 p.m. on May 7, 2008 at the Hamilton Princess Fairmont, 76 Pitts Bay Road, Pembroke, Bermuda.

TRADING INFORMATION

The common shares of CRM Holdings, Ltd. is traded on the Nasdaq Global Select Stock Market (symbol: CRMH). If you wish to become a shareholder, please contact a stockbroker.

Our leadership provides the vision and commitment tha
has allowed us to grow into a strong service-focused and
diversified company.



BOARD OF DIRECTORS

(left to right) Louis Rosner, Esq., Philip J. Magnarella, Daniel G. Hickey, Sr., Daniel G. Hickey, Jr., Keith S. Hynes, Salvatore A. Patafio, Charles I. Johnston

CRM
HOLDINGS,
L T D

Perry Building
40 Church Street • Hamilton, HM 12, Bermuda

P.O. Box HM 2062 • Hamilton, HMHX, Bermuda

Ph: 441.295.6689
Fax: 441.296.3829

www.crmholdingsltd.bm

Compensation Risk Managers, LLC, Compensation Risk Managers of California, LLC, Majestic Insurance Company, Twin Bridges, Ltd. and Eimar, LLC are all subsidiaries of CRM Holdings, Ltd. CRM Holdings, Ltd. is traded on the NASDAQ as "CRMH".

END